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INDEX TO FINANCIAL STATEMENTS

Filed Pursuant to Rule 424(b)(4)
Registration No. 333-226095

PROSPECTUS

10,000,000 Shares

Cactus, Inc.

Class A Common Stock

        We are selling 10,000,000 shares of Class A common stock.

        Our Class A common stock is listed on the New York Stock Exchange under the symbol "WHD." The last reported sales price of our Class A common stock on the New York Stock Exchange on July 11, 2018 was $33.65 per share.

        To the extent that the underwriters sell more than 10,000,000 shares of Class A common stock, the underwriters have the option, exercisable within 30 days from the date of this prospectus, to purchase up to an additional 1,500,000 shares of Class A common stock from us at the public offering price less the underwriting discount and commissions.

        We are an "emerging growth company," as that term is defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements.

        Investing in our Class A common stock involves a high degree of risk. See "Risk Factors" on page 21.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Price to the public	$33.25	$332,500,000
Underwriting discount and commissions(1)	$1.16375	$11,637,500
Proceeds, before expenses, to us(1)	$32.08625	$320,862,500
(1)
The underwriters will also be reimbursed for certain expenses incurred in the offering. See "Underwriting" for additional information regarding underwriting compensation.

        The underwriters expect to deliver the shares of our Class A common stock to investors against payment on or about July 16, 2018.

Citigroup	Credit Suisse

Simmons & Company International	J.P. Morgan	BofA Merrill Lynch	Tudor, Pickering, Holt & Co.
Energy Specialists of Piper Jaffray
Barclays		RBC Capital Markets

July 11, 2018

Cactus Equipment Positioned on a 4-Well Pad and Ready for Frac Fleet Arrival

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1. Wellheads (installed below ground in the image above) are a critical component required by each well over its productive life. They are one of the first pieces of equipment to be installed on a new well and are used to suspend casing and provide a platform for the blow out preventer and production tree. They are typically installed below ground to facilitate skidding of the rig.

Revenue Type: Product Revenue

2. Frac stacks are connected to the wellhead for the fracturing phase of a well. Frac stacks are large assemblies of pressure control equipment that must reliably withstand high pressures and intensities of the liquids and proppants that are pumped downhole to fracture hydrocarbon zones.

Revenue Type: Rental Revenue

3. During the fracturing process on pads with multiple wells, zipper manifolds direct the flow of pumped liquids and proppants from the frac trucks to the well of choice. Use of a zipper manifold allows fracing to seamlessly shift from well to well without connecting and disconnecting high-pressue equipment.

Revenue Type: Rental Revenue

4. Cactus operates a wide variety of equipment to install and service pressure control equipment, such as high-pressue flow iron (pictured above), closing units (pictured above), crane trucks (pictured to the left), grease units and testing units.

Revenue Type: Field Service

Productions trees (not pictured above) are installed on the wellhead after the frac stacks are removed. They manage the production flow over the life of the well.

Revenue Type: Product Revenue

        You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf or to the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of any sale of the Class A common stock. Our business, results of operations, financial condition and prospects may have changed since that date.

        This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. See "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements."

Industry and Market Data

        The market data and certain other statistical information used throughout this prospectus are based on independent industry publications, government publications and other published independent sources. Some data is also based on our good faith estimates. Although we believe these third-party sources are reliable as of their respective dates, neither we nor the underwriters have independently verified the accuracy or completeness of this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the

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section entitled "Risk Factors." These and other factors could cause results to differ materially from those expressed in these publications.

Trademarks and Trade Names

        We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties' trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, service marks and trade names.

Certain Terms Used in this Prospectus

        Any reference in this prospectus to:

  •
  "Cactus," the "Company," "us," "we," "our," "ours" or like terms refer to (i) Cactus Wellhead, LLC ("Cactus LLC") and its consolidated subsidiaries prior to the completion of our initial public offering on February 12, 2018 (our "IPO") and (ii) Cactus, Inc. ("Cactus Inc.") and its consolidated subsidiaries (including Cactus LLC) following the completion of our IPO, unless we state otherwise or the context otherwise requires;

  •
  "Cactus Inc." refers to Cactus, Inc. and its consolidated subsidiaries, unless we state otherwise or the context otherwise requires;

  •
  "Cactus LLC" refers to Cactus Wellhead, LLC;

  •
  "Cactus WH Enterprises" refers to Cactus WH Enterprises, LLC, a Delaware limited liability company owned by Messrs. Scott Bender, Joel Bender and Steven Bender and certain of our other officers and employees. Cactus WH Enterprises was formed by Messrs. Scott Bender and Joel Bender to hold units in Cactus LLC. Cactus WH Enterprises holds Class B common stock in us and units in Cactus LLC;

  •
  "Cadent" refers to Cadent Energy Partners II, L.P., an affiliate of Cadent Energy Partners. Cadent holds Class B common stock in us and units in Cactus LLC;

  •
  "Cadent Energy Partners" refers to Cadent Energy Partners LLC, a natural resource private equity firm that invests in small to medium-sized companies in the North American energy industry; and

  •
  "Pre-IPO Owners" refers collectively to Cadent, Cactus WH Enterprises and Mr. Lee Boquet.

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PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the information under the headings "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and the notes related to those financial statements appearing elsewhere in this prospectus. Except as otherwise indicated, all information contained in this prospectus assumes that the underwriters do not exercise their option to purchase additional shares of Class A common stock and excludes Class A common stock reserved for issuance under our long-term incentive plan (our "LTIP").

        Cactus Inc., the issuer in this offering, is a holding company formed to own an interest in, and act as the sole managing member of, Cactus LLC. Cactus Inc. is responsible for all operational, management and administrative decisions relating to Cactus LLC's business and consolidates the financial results of Cactus LLC and its subsidiaries. Cactus LLC is our predecessor for financial reporting purposes. References to "Cactus," the "Company," "us," "we," "our," "ours" or like terms refer to (i) Cactus Wellhead, LLC ("Cactus LLC") and its consolidated subsidiaries prior to the completion of our initial public offering on February 12, 2018 (our "IPO") and (ii) Cactus, Inc. ("Cactus Inc.") and its consolidated subsidiaries (including Cactus LLC) following the completion of our IPO, unless we state otherwise or the context otherwise requires.

 Our Company

        We design, manufacture, sell and rent a range of highly engineered wellhead and pressure control equipment. Our products are sold and rented principally for onshore unconventional oil and gas wells and are utilized during the drilling, completion (including fracturing) and production phases of our customers' wells. In addition, we provide field services for all of our products and rental items to assist with the installation, maintenance and handling of the wellhead and pressure control equipment.

        Our principal products include our Cactus SafeDrill™ wellhead systems as well as frac stacks, zipper manifolds and production trees that we design and manufacture. Every oil and gas well requires a wellhead, which is installed at the onset of the drilling process and which remains with the well through its entire productive life. The Cactus SafeDrill™ wellhead systems employ technology which allows technicians to land and secure casing strings more safely from the rig floor, reducing the need to descend into the cellar. We believe we are a market leader in the application of such technology, with thousands of our products sold and installed across the United States since 2011. During the completion phase of a well, we rent frac stacks, zipper manifolds and other high-pressure equipment that are used for well control and for managing the transmission of frac fluids and proppants during the hydraulic fracturing process. These severe service applications require robust and reliable equipment. For the subsequent production phase of a well, we sell production trees that regulate hydrocarbon production, which are installed on the wellhead after the frac stack has been removed. In addition, we provide mission-critical field services for all of our products and rental items, including 24-hour service crews to assist with the installation, maintenance and safe handling of the wellhead and pressure control equipment. Finally, we provide repair services for all of the equipment that we sell or rent.

        Our innovative wellhead products and pressure control equipment are developed internally. We believe our close relationship with our customers provides us with insight into the specific issues encountered in the drilling and completion processes, allowing us to provide them with highly tailored product and service solutions. We have achieved significant market share, as measured by the percentage of total active U.S. onshore rigs that we follow (which we define as the number of active U.S. onshore drilling rigs to which we are the primary provider of wellhead products and corresponding services during drilling), and brand name recognition with respect to our engineered products, which we believe is due to our focus on safety, reliability, cost effectiveness and time saving features. We optimize our products for pad drilling (i.e., the process of drilling multiple wellbores from a single surface location) to reduce rig time and provide operators with significant efficiencies that translate to cost savings at the wellsite.

        Our manufacturing and production facilities are located in Bossier City, Louisiana and Suzhou, China. While both facilities can produce our full range of products, our Bossier City facility has advanced capabilities and is designed to support time-sensitive and rapid turnaround orders, while our facility in China is optimized for longer lead time orders and outsources its machining requirements. Both our United States and China facilities are licensed to the latest American Petroleum Institute ("API") 6A specification for both wellheads and valves and API Q1 and ISO9001:2015 quality management systems.

        We operate 15 service centers in the United States, which are strategically located in the key oil and gas producing regions, including the Permian, SCOOP/STACK, Marcellus, Utica, Eagle Ford, Bakken and other active oil and gas regions in the United States. We also have one service center in Eastern Australia. These service centers support our field services and provide equipment assembly and repair services.

        The following table presents information regarding our consolidated revenues, net income (loss) and Adjusted EBITDA for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015
	($ in millions)
Total revenues	$115.1	$58.5	$341.2	$155.0	$221.4
Revenue contribution:
Product revenue	51.2%	56.5%	55.4%	50.1%	50.1%
Rental revenue	25.3%	22.2%	22.7%	28.6%	29.6%
Field service and other revenue	23.5%	21.3%	21.9%	21.3%	20.3%
Net income (loss)	$26.4	$4.9	$66.5	$(8.2)	$21.2
Adjusted EBITDA(1)	$42.7	$15.3	$112.1	$32.2	$63.1
Adjusted EBITDA as a % of total revenues(1)	37.1%	26.2%	32.9%	20.8%	28.5%

(1)
Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable measure calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"), please see "—Summary Historical Financial Data—Non-GAAP Financial Measures."

        We believe these results have been due to our focus on providing industry-leading technology and service.

        The table below sets forth the number of active U.S. onshore rigs that we followed, the total number of active U.S. onshore rigs as reported by Baker Hughes and the percentage of the total number of active U.S. onshore rigs that we followed, as of the dates presented. We believe that comparing the total number of active U.S. onshore rigs to which we are providing our products and services at a given time to the total number of active U.S. onshore rigs on or about such time provides us with a reasonable approximation of our market share with respect to our wellhead products sold and the corresponding services we provide.

As of Mid-Month	Number of Active U.S. Onshore Rigs We Followed(1)	Total Number of Active U.S. Onshore Rigs(2)	Our Percentage of the Total Number of Active U.S. Onshore Rigs(3)
December 2011	15	1,931	0.8%
June 2012	47	1,899	2.5%
December 2012	75	1,729	4.3%
June 2013	100	1,694	5.9%
December 2013	119	1,703	7.0%
June 2014	158	1,780	8.9%
December 2014	179	1,820	9.8%
June 2015	119	825	14.4%
December 2015	99	684	14.5%
June 2016	68	388	17.5%
December 2016	129	601	21.5%
June 2017	220	902	24.4%
December 2017	245	909	27.0%
June 2018	275	1,035	26.6%

(1)
The number of active U.S. onshore rigs we followed represents the approximate number of active U.S. onshore drilling rigs to which we were the primary provider of wellhead products and corresponding services during drilling, as of mid-month.

(2)
Source: Baker Hughes Rig Count Data, as published on the Friday falling on or immediately preceding the 15th day of each month presented.

(3)
Represents the number of active U.S. onshore rigs we followed divided by the total number of active U.S. onshore rigs, as of mid-month.

        We have been expanding our market share since we began operating, including during the industry downturn that began in mid-2014. However, our financial results were burdened with significant interest expense associated with our term loan facility of $2.5 million and $4.8 million for the three months ended March 31, 2018 and 2017, respectively, and $20.0 million, $19.9 million and $21.3 million for the 2017, 2016 and 2015 fiscal years, respectively. We used a portion of the net proceeds from our IPO, which we completed in February 2018, to repay the term loan facility, so we no longer have interest expense associated with a term loan facility.

Our Industry

        Over the past decade, exploration and production ("E&P") companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America's unconventional oil and natural gas reservoirs. E&P companies utilize drilling and completions equipment and techniques, including hydraulic fracturing, that optimize cost and maximize overall production of a given well. Since the trough in the second quarter of 2016, the total number of active U.S. onshore rigs has increased by 176% as of June 22, 2018. Most industry experts are predicting a further, though less significant, increase in drilling and completions activity. In June 2018, Spears & Associates reported that the average number of U.S. wells drilled per year per horizontal rig had increased from 12 in 2011 to 19 in 2017, and the total U.S. onshore drilling rig count is expected to average 1,036 in 2018, 1,147 in 2019 and 1,214 in 2020, a material increase relative to the 2016 average reported by Baker Hughes of 483 rigs. Similarly, according to Spears & Associates, the total number of U.S. onshore wells drilled is expected to increase from 22,051 in 2017 to 24,679 in 2018, 27,062 in 2019 and 28,590 in 2020. Furthermore, according to Spears & Associates spending on onshore drilling and completions in the U.S. in 2018 is expected to increase 26% from 2017, 18% from 2018 to 2019 and 9% from 2019 to 2020. In addition, the U.S. Energy Information Administration (the "EIA") projects that the average WTI spot price will increase through 2040 from growing demand and the development of more costly oil resources.

        Our highly engineered wellhead and pressure control equipment is designed for horizontal wells and supports greater pad drilling efficiency while enhancing safety. We believe that demand for our products and services will continue to increase over the medium and long-term as a result of numerous favorable industry trends, including:

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  increases in customer drilling and completions budgets, particularly in the Permian, and to a more moderate extent in the Marcellus and Utica regions, some of the key unconventional basins where we operate;

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  an expected increase in horizontal wells as a percentage of all wells drilled;

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  increases in the number and intensity of fracturing stages for a typical wellbore;

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  an industry shift towards pad drilling and simultaneous fracturing operations, for which we believe E&P companies will seek to work with vendors that can provide a comprehensive suite of products and services to reduce pad congestion and who are focused on reliability and quality; and

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  increases in the number of drilled but uncompleted ("DUC") wells that will require fracturing in the future to become commercial.

Our Competitive Strengths

        Our primary business objective is to create value for our stockholders by serving as the preferred provider of wellhead and pressure control equipment to our customers through a comprehensive suite of products and services. We believe that the following strengths differentiate us from our peers and position us well to capitalize on increased opportunities across our footprint:

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  Leading provider of differentiated, innovative and mission-critical wellhead and pressure control equipment for the U.S. onshore unconventional market.  We are a leading wellhead and pressure control equipment provider to customers in all of the major U.S. onshore regions, the fastest growing oil and gas market. We manufacture products engineered specifically for the development of unconventional wells, and the products we provide are critical to well control. Our differentiated SafeDrill™ wellhead system is designed to mitigate safety hazards, reduce rig time and increase operating efficiencies when deployed onto a drilling pad. We introduced our SafeDrill™ technology soon after our founding in 2011. Similar to wellheads used in deepwater applications, our technology is utilized from the rig floor with less exposure to confined spaces such as wellsite cellars. Additionally, through operating trials and customer input, our wellheads have been tailored to address specific basin requirements. Our technologically advanced wellhead solutions are pad-optimized and result in reduced drilling times for our customers. This industry-leading technology, rather than price, defines our value proposition and has augmented our market share expansion.

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  Comprehensive and complementary provider of pressure control products and related services.  We are a pure-play provider of wellhead and pressure control equipment and related services. Our suite of products and services spans our customers' pressure control needs from the onset of drilling through completion to the commencement of production and over the productive life of their wells. With the growth of multi-well pad drilling and high-intensity completions, space restrictions and the increasing number of contractor personnel are leading our customers to seek vendors that can provide comprehensive and complementary product support and services. We believe that our suite of complementary products and services can provide a distinct competitive advantage relative to our peers, reducing well pad congestion, logistical complexities and safety oversight.

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  Responsive manufacturing in the United States and lower cost production in China.  We employ a dynamic blend of manufacturing capabilities. We have rapid turnaround surge capacity in Bossier City, Louisiana with technologically advanced machining capabilities to satisfy our customers' unplanned demand and a lower cost, longer lead-time production facility in Suzhou, China that outsources its machining requirements. We believe that we are one of only five API 6A licensed manufacturers of both wellheads and gate valves with meaningful capacity in the United States. Unlike the more traditional manufacturers, our Bossier City plant uses almost exclusively 5-axis machining centers, which maximize throughput by reducing machine set-up and queue times. In addition, we have a wholly-owned production facility in China, where we address a significant portion of our forecasted product needs. Our operation in China has access to significant capacity to fill, at a lower cost, large orders of high-quality components that are less time sensitive. Importantly, we have the ability to expand or contract our lower cost production capacity in China with minimal impact on capital expenditures, as our machining requirements at this facility are outsourced. We believe this diversity and flexibility of supply will continue to allow us to cost effectively better ensure availability of products.

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  Low capital intensity consumable product business model with proven ability to generate free cash flow. For each well drilled, we have the ability to generate revenue across our product lines. Wellheads and production trees are generally single-use products employed on every well, while pressure control equipment is usually rented during the completion phase of a well. We are capable of supplying wellhead equipment, pressure control equipment and related services for a series of wells to be drilled by a specific rig, providing us with opportunities for recurring revenues. The combination of recurring revenues and relatively low capital requirements of our business model allows us to consistently generate attractive margins and free cash flow. We had net income of $26.4 million and $4.9 million for the three months ended March 31, 2018 and 2017, and net income of $66.5 million for the 2017 fiscal year, a net loss of $8.2 million for the 2016 fiscal year and net income of $21.2 million for the 2015 fiscal year. We generated Adjusted EBITDA of $42.7 million and $15.3 million for the three months ended March 31, 2018 and 2017, respectively, and $112.1 million, $32.2 million and $63.1 million for the 2017, 2016 and 2015 fiscal years, respectively. For the three months ended March 31, 2018 and 2017, our Adjusted EBITDA represented 37.1% and 26.2%, respectively, of our total revenues, and for the years ended December 31, 2017, 2016 and 2015, our Adjusted EBITDA represented 32.9%, 20.8% and 28.5%, respectively, of our total revenues, which we believe has been a result of our focus on providing industry-leading technology and service. Since mid-2014, we have been expanding our market share, despite the downturn in the industry. However, our financial results were burdened with significant interest expense associated with our term loan facility of $2.5 million and $4.8 million for the three months ended March 31, 2018 and 2017, respectively, and $20.0 million, $19.9 million and $21.3 million for the 2017, 2016 and 2015 fiscal years, respectively. We used a portion of the net proceeds from our IPO, which we completed in February 2018, to repay the term loan facility, so we no longer have interest expense associated with a term loan facility. Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, please see "—Summary Historical Financial Data—Non-GAAP Financial Measures."

  •
  Well-positioned to capitalize on the U.S. onshore unconventional oil and gas market growth.  We have 15 service centers in the United States that are strategically located in key oil and gas producing regions, enabling us to service a majority of the U.S. onshore unconventional market. We believe we are well-positioned to capitalize on the expected growth of the U.S. oil and gas market and will benefit from the projected increase in well count. As of June 2018, Spears & Associates expected total U.S. onshore wells drilled to increase by approximately 12% from 2017 to 2018, 10% from 2018 to 2019 and 6% from 2019 to 2020. Furthermore, the industry trend towards pad drilling and increased completions intensity is expected to drive greater demand for the premium equipment and services we provide.

  •
  High quality and diverse customer base of leading independent operators across key basins.  We work with some of the most active and well capitalized independent operators in the basins we serve. Our revenue generation is not heavily weighted towards any one particular customer. Our largest customer for the three months ended March 31, 2018 comprised 11% of our total revenue for such period, and no other customer accounted for more than 10% of our revenue for such period. Only four companies represented more than 5% of our revenues over the same period. Our differentiated products and services, customer responsiveness, aftermarket services and safety focus have driven strong relationships with our diversified customer base. In many instances, our management team's relationships with customers span over a decade. The quantifiable benefits of our products have resulted in their adoption by many of our customers across multiple basins. As a result, since 2014, we have achieved a material increase in the percentage of active U.S. onshore rigs served during the industry downturn, from approximately 8.9% served in June 2014 to approximately 26.6% served in June 2018.

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  Highly experienced management and operating team with strong industry relationships.  Our senior management team includes our co-founders, Scott Bender (our Chief Executive Officer) and Joel Bender (our Chief Operating Officer), who are highly experienced and respected in the oilfield services industry. Together they have built or made profitable similar businesses which were ultimately sold to General Electric and Cameron (Schlumberger). In addition to the Benders, the management team is supported by more than 20 key employees, many of whom have worked with the Benders for over two decades. Furthermore, our management team has extensive international experience, including Canada, Latin America, the Middle East and North Africa, and the Far East. We believe our stable management team combined with our track record of success have allowed us to attract and retain the best industry talent.

Our Strategy

        We intend to achieve our primary business objective by successful execution of the following strategies:

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  Targeting growth of the U.S. onshore unconventional oil and gas market.  U.S. onshore unconventional resources have emerged as a low-cost and flexible supply of crude oil and natural gas. We focus on serving this market and increasing market share. Our suite of products and services is specifically designed for the U.S. onshore unconventional oil and gas market, and we believe that rising well counts, greater focus on pad drilling and increasing completions intensity will make the U.S. onshore unconventional market the highest margin and fastest growing oil and gas market in the world over the near term. Although not our current focus, our management team has extensive international experience that we believe would allow us to pursue potential international expansion opportunities profitably.

  •
  Continuing to introduce product enhancements responsive to our customers' evolving drilling and completions needs.  We enjoy a reputation for rapidly developing and incorporating design features supportive of our customers' unrelenting pursuit of productivity gains. Our technical experts and leadership team will continue to work closely with our customer base to identify and develop such value-added technologies. We will continue investing in the design and manufacture of high-quality products, which reduce costs, increase operating efficiencies and improve the safety of our customers' wellsite operations.

  •
  Focusing on increasing market share in frac rentals.  During the industry downturn that began in mid-2014, longer laterals and higher intensity fracturing have resulted in greater wear and tear to the industry's pressure control equipment. To address this issue, we developed a new technology that improves the reliability of our frac valves, reducing non-productive times at the wellsite and virtually eliminating the requirement for expensive and time-consuming weld repairs in the seat pockets due to metal loss. Since early 2016, we have been upgrading our existing rental fleet with this new technology. We will continue to invest in engineering innovations designed to improve our rental fleet utilization by reducing the duration and expense of the repair cycle.

  •
  Investing in our supply chain and service infrastructure.  We are focused on the continuous improvement of our internal manufacturing processes and our third party suppliers. We strive to ensure uninterrupted product flow, reduce our total production costs and enhance product reliability. We believe that locating service capabilities in close proximity to field locations improves response time, further reduces costs and augments customer service.

  •
  Attracting and retaining best-in-class personnel and maintaining a strong safety and service culture.  Our ability to attract and retain top talent has become critical to our strong safety and service culture. We have attracted, and expect to continue to attract, some of the industry's most experienced and well-regarded managers, salespeople, technical field experts, and service center managers. We will continue to invest in the development of our personnel and our safety management system so that we can continue to be an industry leader in providing a high quality service experience. We believe our high regard for safety, quality and service differentiates us with our customers and allows us to expand our market share.

  •
  Maintaining a conservative balance sheet to preserve operational and strategic flexibility.  We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategy through industry volatility and commodity price cycles. We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility.

Recent Developments

Preliminary Estimate of Selected Second Quarter 2018 Financial Results

        Although our results of operations as of and for the three months ended June 30, 2018 are not yet final, based on the information and data currently available, we estimate, on a preliminary basis, that our total revenue will be within a range of $136.0 million to $139.0 million for the three months ended June 30, 2018, as compared to $81.9 million for the three months ended June 30, 2017. Based on currently available information and data, we also estimate that our net income will be within a range of $40.6 million to $42.4 million for the three months ended June 30, 2018, as compared to net income of $16.6 million for the three months ended June 30, 2017. In addition, we estimate that Adjusted EBITDA will be within a range of $54.0 million to $56.0 million for the three months ended June 30, 2018, as compared to $27.7 million for the same period in 2017. We estimate that our net capital expenditures (which equals net cash flows from investing activities) for the three months ended June 30, 2018 will be within the range of $13.0 million to $16.0 million. We estimate our cash and cash equivalents as of June 30, 2018 will be $27.9 million. The improved results as compared to the same period in 2017 are primarily attributable to higher revenue generated as a result of the increase in U.S. land activity associated with increased E&P drilling, completions and production.

  EBITDA and Adjusted EBITDA Description and Reconciliation

        EBITDA and Adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income excluding net interest expense, income tax and depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (gain) loss on debt extinguishment and stock-based compensation expense.

        Management believes EBITDA and Adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period. EBITDA and Adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

        The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income for the three months ended June 30, 2018 (estimated) and 2017 (actual) (unaudited and in thousands).

	Three Months Ended
	June 30, 2018 (High)	June 30, 2018 (Low)	June 30, 2017 (Actual)
Net income	$42,400	$40,600	$16,578
Interest expense, net	255	235	5,186
Income tax expense	4,707	4,575	309
Depreciation and amortization	7,375	7,327	5,589

EBITDA	54,737	52,737	27,662
Stock-based compensation	1,263	1,263	—

Adjusted EBITDA	$56,000	$54,000	$27,662

        The preliminary financial information included in this registration statement has been prepared by, and is the responsibility of, Cactus Inc.'s management. PricewaterhouseCoopers LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The preliminary financial results presented above are not a comprehensive statement of our financial results for the three months ended June 30, 2018. The preliminary financial results presented above are subject to the completion of our financial closing procedures, which have not yet been completed. Our actual results for the three months ended June 30, 2018 are not available and may differ materially from these estimates. Therefore, you should not place undue reliance upon these preliminary financial results. For instance, during the course of the preparation of the respective financial statements and related notes, additional items that would require material adjustments to be made to the preliminary estimated financial results presented above may be identified. There can be no assurance that these estimates will be realized, and estimates are subject to risks and uncertainties, many of which are not within our control. Accordingly, the revenue, net income, EBITDA and Adjusted EBITDA for any particular period may not be indicative of future results. See "Cautionary Note Regarding Forward-Looking Statements."

Our History

        We began operating in August 2011, following the formation of Cactus LLC by Scott Bender and Joel Bender, who have owned or operated wellhead manufacturing businesses since the late 1970s, and Cadent, as its equity sponsor. We acquired our primary manufacturing facility in Bossier City, Louisiana from one of our Pre-IPO Owners in September 2011 and established our other production facility, located in Suzhou, China, in December 2013. Since we began operating, we have grown to 14 U.S. service centers located in Texas, Louisiana, Colorado, Wyoming, New Mexico, Oklahoma, Pennsylvania and North Dakota. In July 2014, we formed Cactus Wellhead Australia Pty, Ltd and established a service center to develop the market for our products in Eastern Australia.

Our Initial Public Offering and Corporate Structure

        Cactus Inc. was incorporated as a Delaware corporation on February 17, 2017 for the purpose of completing an initial public offering and related transactions. On February 12, 2018, following the completion of our IPO, Cactus Inc. became a holding company whose assets consist of a membership interest in Cactus LLC, the operating subsidiary through which we operate our business. Cactus Inc. is the sole managing member of Cactus LLC and is responsible for all operational, management and administrative decisions relating to Cactus LLC's business and consolidates the financial results of Cactus LLC and its subsidiaries.

        In connection with our IPO, we completed a series of reorganization transactions (the "Reorganization Transactions"), including the following:

  (a)
  all of the membership interests in Cactus LLC were converted into a single class of units representing limited liability company interests in Cactus LLC ("CW Units");

  (b)
  Cactus Inc. contributed the net proceeds of our IPO to Cactus LLC in exchange for 23,000,000 CW Units;

  (c)
  Cactus LLC used the net proceeds of our IPO that it received from Cactus Inc. to repay the borrowings outstanding, plus accrued interest, under its term loan facility and to redeem 8,667,841 CW Units from the owners thereof;

  (d)
  Cactus Inc. issued and contributed 51,889,772 shares of its Class B common stock, par value $0.01 per share, equal to the number of outstanding CW Units held by the owners thereof following the redemption described in (c) above to Cactus LLC;

  (e)
  Cactus LLC distributed to each of the owners that continued to own CW Units following our IPO one share of Class B common stock for each CW Unit such owner held following the redemption described in (c) above;

  (f)
  Cactus Inc. contributed the net proceeds from the exercise of the underwriters' option to purchase additional shares of Class A common stock to Cactus LLC in return for 3,450,000 additional CW Units; and

  (g)
  Cactus LLC used the net proceeds from the underwriters' exercise of their option to purchase 3,450,000 additional shares of Class A common stock to redeem 3,450,000 CW Units from the owners thereof, and Cactus Inc. canceled a corresponding number of shares of Class B common stock.

        In this prospectus, we refer to the owners of CW Units (along with their permitted transferees) as "CW Unit Holders." CW Unit Holders also own one share of our Class B common stock for each CW Unit such CW Unit Holders own.

        Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. We do not intend to list our Class B common stock on any stock exchange.

        Under the First Amended and Restated Limited Liability Company Operating Agreement of Cactus LLC (the "Cactus Wellhead LLC Agreement"), each CW Unit Holder, subject to certain limitations, has the right (the "Redemption Right") to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at Cactus LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right (the "Call Right") to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be canceled. See "Certain Relationships and Related Party Transactions—Cactus Wellhead LLC Agreement."

        The Pre-IPO Owners have the right, under certain circumstances, to cause us to register the offer and resale of their shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        We entered into a Tax Receivable Agreement (the "Tax Receivable Agreement") with certain direct and indirect owners of Cactus LLC (each such person, a "TRA Holder") in connection with our IPO. This agreement generally provides for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances in periods after our IPO as a result of (i) certain increases in tax basis that occur as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's CW Units in connection with the Reorganization Transactions or pursuant to the exercise of the Redemption Right or the Call Right, (ii) certain increases in tax basis resulting from the repayment, in connection with our IPO, of borrowings then outstanding under Cactus LLC's term loan facility and (iii) imputed interest deemed to be paid by Cactus Inc. as a result of, and additional tax basis arising from, any payments Cactus Inc. makes under the Tax Receivable Agreement. Cactus Inc. will retain the benefit of the remaining 15% of these cash savings. There are circumstances under which the Tax Receivable Agreement may be terminated and payments thereunder are accelerated, as discussed in more detail below.

        The payment obligations under the Tax Receivable Agreement are Cactus Inc.'s obligations and not obligations of Cactus LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing Cactus Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments under the Tax Receivable Agreement, are dependent upon significant future events and assumptions, including the timing of the redemption of CW Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its CW Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future and the

U.S. federal income tax rate then applicable, and the portion of Cactus Inc.'s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

        The term of the Tax Receivable Agreement will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in 2019 and to continue for 16 years after the date of the last redemption of CW Units. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than 25 years. If we elect to terminate the Tax Receivable Agreement early (or it is terminated early due to certain mergers, asset sales, other forms of business combinations or other changes of control), our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one year LIBOR plus 150 basis points) and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any CW Units (other than those held by Cactus Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above. We estimate that if the Tax Receivable Agreement had been terminated as of March 31, 2018, the termination payments would have been approximately $304.6 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of $430.1 million). Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments, based on the assumptions discussed above, would be approximately $357.0 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of $506.8 million).

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For additional information regarding the Tax Receivable Agreement, see "Risk Factors—Risks Related to this Offering and Our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

        In connection with the completion of our IPO, Cactus Inc. became the sole managing member of Cactus LLC and is responsible for all operational, management and administrative decisions relating to Cactus LLC's business and consolidates the financial results of Cactus LLC and its subsidiaries. The Limited Liability Company Operating Agreement of Cactus LLC was amended and restated in January 2018 as the Cactus Wellhead LLC Agreement to, among other things, admit Cactus Inc. as the sole managing member of Cactus LLC.

        The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised).

 Our Principal Stockholders

        Upon completion of this offering, the Pre-IPO Owners will own 38,297,768 CW Units and 38,297,768 shares of Class B common stock, representing approximately 51.1% of the voting power of Cactus Inc. For more information on our reorganization and the ownership of our common stock by our principal stockholders, see "—Our Initial Public Offering and Corporate Structure" and "Principal Stockholders."

Risk Factors

        Investing in our Class A common stock involves risks associated with our business, our industry, environmental, health, safety and other regulations and other material factors. You should read carefully the section of this prospectus entitled "Risk Factors" beginning on page 21 of this prospectus for an explanation of these risks and "Cautionary Note Regarding Forward-Looking Statements" beginning on page 43 of this prospectus before investing in our Class A common stock.

Emerging Growth Company Status

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). For as long as we are an emerging growth company, unlike public companies that are not emerging growth companies under the JOBS Act, we will not be required to:

  •
  provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

  •
  comply with any new requirements adopted by the Public Company Accounting Oversight Board (the "PCAOB") requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  provide certain disclosure regarding executive compensation required of larger public companies or hold stockholder advisory votes on the executive compensation required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"); or

  •
  obtain stockholder approval of any golden parachute payments not previously approved.

        We will cease to be an emerging growth company upon the earliest of:

  •
  the last day of the fiscal year in which we have $1.07 billion or more in annual revenues;

  •
  the date (after being subject to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") for a period of at least twelve calendar months) on which we become a "large accelerated filer" (the fiscal year-end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

  •
  the date on which we issue more than $1.0 billion of non-convertible debt over a three-year period; or

  •
  December 31, 2023.

        In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the "Securities Act"), for complying with new or revised accounting standards, but we intend to irrevocably opt out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

        For a description of the qualifications and other requirements applicable to emerging growth companies and certain elections that we have made due to our status as an emerging growth company, see "Risk Factors—Risks Related to this Offering and Our Class A Common Stock—For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies" on page 42 of this prospectus.

Our Offices

        Our principal executive offices are located at 920 Memorial City Way, Suite 300, Houston, TX 77024, and our telephone number at that address is (713) 626-8800. Our website address is www.CactusWHD.com. Information contained on our website does not constitute part of this prospectus.

 THE OFFERING

Class A common stock offered by us	10,000,000 shares (11,500,000 shares if the underwriters' option to purchase additional shares is exercised in full).
Option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,500,000 additional shares of our Class A common stock.
Class A common stock to be outstanding immediately after completion of this offering	36,450,000 shares (37,950,000 shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering

38,439,772 shares (36,939,772 shares if the underwriters' option to purchase additional shares of Class A common stock is exercised in full), or one share for each CW Unit held by the CW Unit Holders immediately following the completion of this offering (or any exercise of such underwriters' option). Each share of Class B common stock has no economic rights but entitles its holder to one vote. When a CW Unit is redeemed pursuant to the exercise of the Redemption Right or our Call Right, a corresponding share of Class B common stock will be canceled.

Voting Power of Class A common stock after giving effect to this offering

48.7% (or (i) 50.7% if the underwriters' option to purchase additional shares of Class A common stock is exercised in full or (ii) 100% if all outstanding CW Units held by the CW Unit Holders are redeemed, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).

Voting Power of Class B common stock after giving effect to this offering

51.3% (or (i) 49.3% if the underwriters' option to purchase additional shares of Class A common stock is exercised in full or (ii) 0% if all outstanding CW Units held by the CW Unit Holders are redeemed, along with a corresponding number of shares of our Class B common stock, for newly-issued shares of Class A common stock on a one-for-one basis).

Voting rights

Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See "Description of Capital Stock."

Use of proceeds

We expect to receive approximately $320.9 million of net proceeds from the sale of the Class A common stock offered by us, after deducting underwriting discounts (or approximately $369.0 million if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).

We intend to contribute the net proceeds of this offering to Cactus LLC in exchange for CW Units.
We intend to cause Cactus LLC to use the net proceeds to redeem CW Units from the Pre-IPO Owners.

We intend to contribute the net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock to Cactus LLC in exchange for additional CW Units, and to cause Cactus LLC to use any such amounts to redeem additional CW Units from the Pre-IPO Owners. Please see "Use of Proceeds."

Redemption rights of CW Unit Holders

Under the Cactus Wellhead LLC Agreement, each CW Unit Holder, subject to certain limitations, has the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at Cactus LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be canceled. See "Certain Relationships and Related Party Transactions—Cactus Wellhead LLC Agreement."

Tax Receivable Agreement

In connection with our IPO, we entered into the Tax Receivable Agreement with the TRA Holders which generally provides for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances in periods after the IPO as a result of certain tax basis increases and certain tax benefits attributable to imputed interest. We will retain the benefit of the remaining 15% of these cash savings. See "Risk Factors—Risks Related to this Offering and Our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

Dividend policy	We have no current plans to pay any cash dividends on our Class A common stock. In addition, our credit agreement places restrictions on our ability to pay cash dividends. See "Dividend Policy."
Listing and trading symbol	Our Class A common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "WHD."
Risk factors

You should carefully read and consider the information beginning on page 21 of this prospectus set forth under the heading "Risk Factors" and all other information set forth in this prospectus before deciding to invest in our Class A common stock.

SUMMARY HISTORICAL FINANCIAL DATA

        Cactus Inc. was incorporated in February 2017 and did not have any historical financial or operating results prior to the completion of our IPO on February 12, 2018. Following our IPO, Cactus Inc. is the sole managing member of Cactus LLC. As a result, Cactus Inc. consolidates the financial results of Cactus LLC and its subsidiaries and reports non-controlling interest related to the portion of CW Units not owned by Cactus Inc. For periods prior to the completion of our IPO, the accompanying consolidated financial statements include the historical financial position and results of operations of Cactus LLC, our predecessor.

        The summary historical consolidated financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 were derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of December 31, 2015 are derived from audited consolidated financial statements not included in this prospectus. The summary historical unaudited condensed consolidated financial data as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 were derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The summary historical unaudited condensed consolidated financial data has been prepared on a consistent basis with our audited consolidated financial statements. In the opinion of management, such summary historical unaudited condensed consolidated financial data reflects all adjustments (consisting of normal recurring adjustments) considered necessary to fairly state our financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year.

        Our historical results are not necessarily indicative of future operating results. You should read the following table in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "—Our Initial Public Offering and Corporate Structure" and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015
	(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Income Data:
Total revenues	$115,110	$58,503	$341,191	$155,048	$221,395
Total costs and expenses	79,893	48,509	252,328	144,433	179,190

Income from operations	35,217	9,994	88,863	10,615	42,205

Interest expense, net	(2,852)	(4,986)	(20,767)	(20,233)	(21,837)
Other income (expense), net	(4,305)	—	—	2,251	1,640

Income (loss) before income taxes	28,060	5,008	68,096	(7,367)	22,008
Income tax expense(1)	1,652	154	1,549	809	784

Net income (loss)	$26,408	$4,854	$66,547	$(8,176)	$21,224

Less: Pre-IPO net income attributable to Cactus LLC	13,648	4,854
Less: net income attributable to non-controlling interest	9,007	—

Net income attributable to Cactus Inc.	$3,753	$—

Earnings (loss) per Class A common share (Class A unit for predecessor):
Basic	$0.14		$1,258.36	$(224.00)	$306.88
Diluted	0.14		1,258.36	(224.00)	306.88
Weighted average shares outstanding (Class A units for predecessor):
Basic	26,450		36.5	36.5	36.5
Diluted	26,648		36.5	36.5	36.5
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$7,860		$7,574	$8,688	$12,526
Total assets	358,335		266,456	165,328	177,559
Long-term debt, net	—		241,437	242,254	250,555
Stockholders'/Members' equity (deficit)(2)	87,484		(36,217)	(103,321)	(93,167)
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$38,565	$5,932	$34,707	$23,975	$45,927
Investing activities	(15,687)	(8,501)	(30,678)	(17,358)	(23,422)
Financing activities	(22,640)	(961)	(5,313)	(10,171)	(22,776)
Other Financial Data (unaudited):
EBITDA(3)	$37,533	$15,307	$112,134	$34,107	$64,425
Adjusted EBITDA(3)	$42,672	$15,307	$112,134	$32,217	$63,144

(1)
Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax on its share of income from Cactus LLC. Our predecessor, Cactus LLC, is not subject to U.S. federal income tax at an entity level. As a result, the consolidated net income (loss) in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods. Cactus LLC is subject to entity-level taxes for certain states within the United States. Additionally, our operations in both Australia and China are subject to local country income taxes.

(2)
In March 2014 and July 2014, Cactus LLC entered into an amendment and restatement of its then existing credit facility and a discount loan agreement, respectively, a portion of the proceeds from which were used to make a cash distribution to the Pre-IPO Owners. These transactions had the effect of creating a deficit in our total members' equity.

(3)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

        EBITDA and Adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income excluding net interest expense, income tax and depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (gain) loss on debt extinguishment and stock-based compensation expense.

        Management believes EBITDA and Adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period. EBITDA and Adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

        The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for each of the periods indicated (unaudited and in thousands).

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015
Net income (loss)	$26,408	$4,854	$66,547	$(8,176)	$21,224
Interest expense, net	2,852	4,986	20,767	20,233	21,837
Income tax expense	1,652	154	1,549	809	784
Depreciation and amortization	6,621	5,313	23,271	21,241	20,580

EBITDA	37,533	15,307	112,134	34,107	64,425
(Gain) loss on debt extinguishment	4,305	—	—	(2,251)	(1,640)
Stock-based compensation	834	—	—	361	359

Adjusted EBITDA	$42,672	$15,307	$112,134	$32,217	$63,144

RISK FACTORS

        Investing in our Class A common stock involves risks. You should carefully consider the information in this prospectus, including the matters addressed under "Cautionary Note Regarding Forward-Looking Statements," and the following risks before making an investment decision. Our business, results of operations, financial condition and prospects could be materially and adversely affected by any of these risks. Additional risks or uncertainties not currently known to us, or that we deem immaterial, may also have an effect on our business, financial condition, prospects or results of operations. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Related to the Oilfield Services Industry and Our Business

Demand for our products and services depends on oil and gas industry activity and expenditure levels, which are directly affected by trends in the demand for and price of crude oil and natural gas.

        Demand for our products and services depends primarily upon the general level of activity in the oil and gas industry, including the number of drilling rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions and the level of well remediation activity, and the corresponding capital spending by oil and natural gas companies. Oil and gas activity is in turn heavily influenced by, among other factors, oil and gas prices worldwide, which have historically been volatile.

        Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities and capital spending, which could adversely affect demand for our products and services and, in certain instances, result in the cancellation, modification or rescheduling of existing and expected orders and the ability of our customers to pay us for our products and services. These factors could have an adverse effect on our revenue and profitability.

        Factors affecting the prices of oil and natural gas include, but are not limited to, the following:

  •
  demand for hydrocarbons, which is affected by worldwide population growth, economic growth rates and general economic and business conditions;

  •
  changes in sentiment on environmental matters;

  •
  costs of exploring for, producing and delivering oil and natural gas;

  •
  political and economic uncertainty and sociopolitical unrest;

  •
  available excess production capacity within the Organization of Petroleum Exporting Countries ("OPEC") and the level of oil and gas production by non-OPEC countries;

  •
  oil refining capacity and shifts in end-customer preferences toward fuel efficiency and the use of natural gas;

  •
  technological advances affecting energy consumption;

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  potential acceleration of the development of alternative fuels;

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  access to capital and credit markets, which may affect our customers' activity levels and spending for our products and services;

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  the relative strength of the U.S. dollar;

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  changes in laws and regulations related to hydraulic fracturing activities;

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  changes in environmental laws and regulations (including relating to the use of coal in power plants); and

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  natural disasters.

        The oil and gas industry has historically experienced periodic downturns, which have been characterized by diminished demand for oilfield services and downward pressure on the prices we charge. The last downturn in the oil and gas industry that began in mid-2014 resulted in a reduction in demand for oilfield services and has adversely affected our financial condition, results of operations and cash flows. Any future downturn or expected downturn could again adversely affect our results of operations, financial condition and cash flows.

The cyclicality of the oil and natural gas industry may cause our operating results to fluctuate.

        We derive our revenues from companies in the oil and natural gas E&P industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices. We have experienced and may in the future experience significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices. For example, prolonged low commodity prices during 2015 and 2016, combined with adverse changes in the capital and credit markets, caused many E&P companies to reduce their capital budgets and drilling activity. This resulted in a significant decline in demand for oilfield services and adversely impacted the prices we could charge, particularly for rentals of frac equipment.

If oil prices or natural gas prices decline, the demand for our products and services could be adversely affected.

        The demand for our products and services is primarily determined by current and anticipated oil and natural gas prices and the level of drilling activity and related general production spending in the areas in which we have operations. Volatility or weakness in oil prices or natural gas prices (or the perception that oil prices or natural gas prices will decrease) affects the spending patterns of our customers and may result in the drilling of fewer new wells or lower production spending on existing wells. When this occurs, E&P companies move to significantly cut costs, both by decreasing drilling and completions activity and by demanding price concessions from their service providers. This results in lower demand for our products and services and may cause lower rates and lower utilization of our equipment. If oil prices decline or natural gas prices continue to remain low or decline further, or if there is a reduction in drilling activities, the demand for our products and services and our results of operations could be materially and adversely affected.

        Additionally, the commercial development of economically viable alternative energy sources (such as wind, solar, geothermal, tidal, fuel cells and biofuels) could reduce demand for our products and services and create downward pressure on the revenue we are able to derive from such products and services, as they are dependent on oil and natural gas prices.

Anticipated growth in U.S. drilling and completions activity, and our ability to benefit from such anticipated growth, could be adversely affected by any significant constraints in equipment, labor or takeaway capacity in the industry in the regions we operate.

        Growth in U.S. drilling and completions activity may be impacted by, among other things, pressure pumping capacity, pipeline capacity, and material and labor shortages. The significant growth in drilling and completions activity that has occurred over the last year, particularly in the Permian Basin, has led to concerns over availability of the equipment, materials and labor required to drill and complete a well, together with the ability to move the produced oil and natural gas to market. Should significant constraints develop that materially impact the economics of oil and gas producers, growth in U.S. drilling and completions activity could be adversely affected. This would have an adverse impact on the demand for the products we sell and rent, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We design, manufacture, sell, rent and install equipment that is used in oil and gas E&P activities, which may subject us to liability, including claims for personal injury, property damage and environmental contamination should such equipment fail to perform to specifications.

        We provide products and systems to customers involved in oil and gas exploration, development and production. Some of our equipment is designed to operate in high-temperature and/or high-pressure environments, and some equipment is designed for use in hydraulic fracturing operations. We also provide parts, repair services and field services associated with installation at all of our facilities and service centers in the United States and at our facility in Australia, as well as at customer sites. Because of applications to which our products and services are exposed, particularly those involving high pressure environments, a failure of such equipment, or a failure of our customers to maintain or operate the equipment properly, could cause damage to the equipment, damage to the property of customers and others, personal injury and environmental contamination and could lead to a variety of claims against us that could have an adverse effect on our business and results of operations.

        We indemnify our customers against certain claims and liabilities resulting or arising from our provision of goods or services to them. In addition, we rely on customer indemnifications, generally, and third-party insurance as part of our risk mitigation strategy. However, our insurance may not be adequate to cover our liabilities. In addition, our customers may be unable to satisfy indemnification claims against them. Further, insurance companies may refuse to honor their policies, or insurance may not generally be available in the future, or if available, premiums may not be commercially justifiable. We could incur substantial liabilities and damages that are either not covered by insurance or that are in excess of policy limits, or incur liability at a time when we are not able to obtain liability insurance. Such potential liabilities could have a material adverse effect on our business, results of operations, financial condition and cash flows.

We may be unable to employ a sufficient number of skilled and qualified workers to sustain or expand our current operations.

        The delivery of our products and services requires personnel with specialized skills and experience. Our ability to be productive and profitable will depend upon our ability to attract and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, the supply is limited, and the cost to attract and retain qualified personnel has increased. During industry downturns, skilled workers may leave the industry, reducing the availability of qualified workers when conditions improve. In addition, a significant increase in the wages paid by competing employers could result in increases in the wage rates that we must pay. If we are not able to employ and retain skilled workers, our ability to respond quickly to customer demands or strong market conditions may inhibit our growth, which could have a material adverse effect on our business, results of operations and financial condition.

Political, regulatory, economic and social disruptions in the countries in which we conduct business could adversely affect our business or results of operations.

        In addition to our facilities in the United States, we operate one production facility in China and have a facility in Australia that sells and rents equipment as well as provides parts, repair services and field services associated with installation. Instability and unforeseen changes in any of the markets in which we conduct business could have an adverse effect on the demand for, or supply of, our products and services, our results of operations and our financial condition. These factors include, but are not limited to, the following:

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  nationalization and expropriation;

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  potentially burdensome taxation;

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  inflationary and recessionary markets, including capital and equity markets;

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  civil unrest, labor issues, political instability, terrorist attacks, cyber-terrorism, military activity and wars;

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  supply disruptions in key oil producing countries;

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  tariffs, trade restrictions, trade protection measures, including those associated with Section 232 of the Trade Expansion Act of 1962 ("Section 232"), or price controls;

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  foreign ownership restrictions;

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  import or export licensing requirements;

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  restrictions on operations, trade practices, trade partners and investment decisions resulting from domestic and foreign laws and regulations;

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  changes in, and the administration of, laws and regulations;

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  inability to repatriate income or capital;

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  reductions in the availability of qualified personnel;

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  foreign currency fluctuations or currency restrictions; and

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  fluctuations in the interest rate component of forward foreign currency rates.

We are dependent on a relatively small number of customers in a single industry. The loss of an important customer could adversely affect our results of operations and financial condition.

        Our customers are engaged in the oil and natural gas E&P business primarily in the United States and Australia. Historically, we have been dependent on a relatively small number of customers for our revenues. For the three months ended March 31, 2018, Pioneer Natural Resources represented 11% of our total revenue and no other customer represented 10% or more of our total revenue. For the year ended December 31, 2017, Pioneer Natural Resources represented 11% of our total revenue and no other customer represented 10% or more of our total revenue. For each of the years ended December 31, 2016 and 2015, Devon Energy Corporation represented 12% of our total revenue, and no other customer represented 10% or more of our total revenue.

        Our business, results of operations, financial condition and prospects could be materially adversely affected if an important customer ceases to engage us for our services on favorable terms or at all or fails to pay or delays in paying us significant amounts of our outstanding receivables.

        Additionally, the E&P industry is characterized by frequent consolidation activity. Changes in ownership of our customers may result in the loss of, or reduction in, business from those customers, which could materially and adversely affect our business, results of operations and financial condition.

Customer credit risks could result in losses.

        The concentration of our customers in the energy industry may impact our overall exposure to credit risk as customers may be similarly affected by changes in economic and industry conditions. In addition, laws in some jurisdictions outside of the U.S. in which we operate could make collection difficult or time consuming. We perform ongoing credit evaluations of our customers and do not generally require collateral in support of our trade receivables. While we maintain reserves for potential credit losses, we cannot assure such reserves will be sufficient to meet write-offs of uncollectible receivables or that our losses from such receivables will be consistent with our expectations.

        To the extent one or more of our key customers commences bankruptcy proceedings, our contracts with these customers may be subject to rejection under applicable provisions of the United States Bankruptcy Code, or may be renegotiated. Further, during any such bankruptcy proceeding, prior to assumption, rejection or renegotiation of such contracts, the bankruptcy court may temporarily authorize the payment of value for our services less than contractually required, which could also have a material adverse effect on our business, results of operations, financial condition and cash flows.

Delays in obtaining, or inability to obtain or renew, permits or authorizations by our customers for their operations could impair our business.

        In most states, our customers are required to obtain permits or authorizations from one or more governmental agencies or other third parties to perform drilling and completions activities, including hydraulic fracturing. Such permits or approvals are typically required by state agencies but can also be required by federal and local governmental agencies or other third parties. The requirements for such permits or authorizations vary depending on the location where such drilling and completions activities will be conducted. As with most permitting and authorization processes, there is a degree of uncertainty as to whether a permit will be granted, the time it will take for a permit or approval to be issued and the conditions which may be imposed in connection with the granting of the permit. In some jurisdictions, such as New York State and within the jurisdiction of the Delaware River Basin Commission, certain regulatory authorities have delayed or suspended the issuance of permits or authorizations while the potential environmental impacts associated with issuing such permits can be studied and appropriate mitigation measures evaluated. In Texas, rural water districts have begun to impose restrictions on water use and may require permits for water used in drilling and completions activities. Permitting, authorization or renewal delays, the inability to obtain new permits or the revocation of current permits could cause a loss of revenue and potentially have a materially adverse effect on our business, results of operations and financial condition.

We may lose money on fixed-price contracts.

        From time to time, we agree to provide products and services under relatively short term fixed-price contracts. Under these contracts, we are typically responsible for cost overruns. Our actual costs and any gross profit realized on these fixed-price contracts may vary from the estimated amounts on which these contracts were originally based. There is inherent risk in the estimation process, including significant unforeseen technical and logistical challenges or longer than expected deployment times in the case of rentals. Depending on the size of a project, variations from estimated contract performance could have an adverse impact on our results of operations, financial condition and cash flows.

Increased costs, or lack of availability, of raw materials and other components may result in increased operating expenses and adversely affect our results of operations and cash flows.

        Our ability to source low cost raw materials and components, such as steel castings and forgings, is critical to our ability to manufacture and sell our products and provide our services competitively. Our results of operations may be adversely affected by our inability to manage the rising costs and availability of raw materials and components used in our wide variety of products and systems. We cannot assure that we will be able to continue to purchase these raw materials on a timely basis or at commercially viable prices, nor can we be certain of the impact of Section 232 and other legislation that may impact trade with China. Further, unexpected changes in the size of regional and/or product markets, particularly for short lead-time products, could affect our results of operations and cash flows. Should our current suppliers be unable to provide the necessary raw materials or components or otherwise fail to deliver such materials and components timely and in the quantities required, resulting delays in the provision of products or services to our customers could have a material adverse effect on our business.

        In accordance with Section 1502 of the Dodd-Frank Act, the SEC's rules regarding mandatory disclosure and reporting requirements by public companies of their use of "conflict minerals" (tantalum, tin, tungsten and gold) originating in the Democratic Republic of Congo and adjoining countries became effective in 2014. While the conflict minerals rule continues in effect as adopted, there remains uncertainty regarding how the conflict minerals rule, and our compliance obligations, will be affected in the future. Additional requirements under the rule could affect sourcing at competitive prices and availability in sufficient quantities of certain of the conflict minerals used in the manufacture of our products or in the provision of our services, which could have a material adverse effect on our ability to purchase these products in the future. The costs of compliance, including those related to supply chain research, the limited number of suppliers and possible changes in the sourcing of these minerals, could have a material adverse effect on our results of operations and cash flows.

Competition within the oilfield services industry may adversely affect our ability to market our services.

        The oilfield services industry is highly competitive and fragmented and includes numerous small companies capable of competing effectively in our markets on a local basis, as well as several large companies that possess substantially greater financial and other resources than we do. The amount of equipment available may exceed demand, which could result in active price competition. Many contracts are awarded on a bid basis, which may further increase competition based primarily on price. In addition, adverse market conditions lower demand for well servicing equipment, which results in excess equipment and lower utilization rates. If market conditions in our oil-oriented operating areas were to deteriorate or if adverse market conditions in our natural gas-oriented operating areas persist, utilization rates may decline. The competitive environment has intensified since late 2014 as a result of the industry downturn and oversupply of oilfield equipment and services. Any significant future increase in overall market capacity for the products, rental equipment or services that we offer could adversely affect our business and results of operations.

Our relationship with one of our vendors is important to us.

        We obtain certain important materials and machining services from one of our vendors located in China. For the three months ended March 31, 2018 and 2017, approximately $10.4 million and $6.4 million of purchases were made from this vendor, representing approximately 21% and 20%, respectively, of our third-party vendor purchases of raw materials, finished products, equipment, machining and other services. For the years ended December 31, 2017, 2016 and 2015, approximately $33.4 million, $10.8 million and $18.1 million, respectively, of purchases were made from this vendor, representing approximately 22%, 20% and 27%, respectively, of our total third-party vendor purchases of raw materials, finished products, equipment, machining and other services. If we are not able to maintain our relationship with such vendor, our results of operations could be adversely impacted until we are able to find an alternative vendor. See "—Increased costs, or lack of availability of raw materials and other components may result in increased operating expenses and adversely affect our results of operations and cash flows."

Conservation measures and technological advances could reduce demand for oil and natural gas and our services.

        Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas, resulting in reduced demand for oilfield services. The impact of the changing demand for oil and natural gas services and products may have a material adverse effect on our business, results of operations, financial condition and cash flows.

Indebtedness and liquidity needs could restrict our operations and make us more vulnerable to adverse economic conditions.

        Indebtedness we may incur in the future, whether incurred in connection with acquisitions, operations or otherwise, may adversely affect our operations and limit our growth, and we may have difficulty making debt service payments on such indebtedness as payments become due. Our level of indebtedness may affect our operations in several ways, including the following:

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  increasing our vulnerability to general adverse economic and industry conditions should our business fail to generate sufficient cash flow to meet our debt obligations;

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  limiting our ability to borrow funds, dispose of assets, pay dividends and make certain investments due to the covenants that are contained in the agreements governing our indebtedness;

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  affecting our flexibility in planning for, and reacting to, changes in the economy and in our industry;

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  causing an event of default resulting from any failure to comply with the financial or other covenants of our debt, including covenants that impose requirements to maintain certain financial ratios; and

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  impairing our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes.

We are subject to foreign currency fluctuation risk.

        We outsource certain of our wellhead equipment to suppliers in China, and our production facility in China assembles and tests these outsourced components, as we do not engage in machining operations in this facility. In addition, we have a service center in Australia that sells products, rents frac equipment and provides field services. To the extent either facility has net U.S. dollar denominated assets, our profitability is eroded when the U.S. dollar weakens against the Chinese Yuan and the Australian dollar. Our production facility in China generally has net U.S. dollar denominated assets, while our service center in Australia generally has net U.S. dollar denominated liabilities. The U.S. dollar translated profits and net assets of our facilities in China and Australia are eroded if the respective local currency value weakens against the U.S. dollar. We have not entered into any derivative arrangements to protect against fluctuations in currency exchange rates.

New technology may cause us to become less competitive.

        The oilfield services industry is subject to the introduction of new drilling and completions techniques and services using new technologies, some of which may be subject to patent or other intellectual property protections. Although we believe our equipment and processes currently give us a competitive advantage, as competitors and others use or develop new or comparable technologies in the future, we may lose market share or be placed at a competitive disadvantage. Further, we may face competitive pressure to develop, implement or acquire certain new technologies at a substantial cost. Some of our competitors have greater financial, technical and personnel resources that may allow them to enjoy various competitive advantages in the development and implementation of new technologies. We cannot be certain that we will be able to continue to develop and implement new technologies or products. Limits on our ability to develop, effectively use and implement new and emerging technologies may have a material adverse effect on our business, results of operations and financial condition, including the reduction in the value of assets replaced by new technologies.

A failure of our information technology infrastructure could adversely impact us.

        We depend on our information technology ("IT") systems for the efficient operation of our business. Accordingly, we rely upon the capacity, reliability and security of our IT hardware and software infrastructure and our ability to expand and update this infrastructure in response to our changing needs. Despite our implementation of security measures, our systems are vulnerable to damages from computer viruses, natural disasters, incursions by intruders or hackers, failures in hardware or software, power fluctuations, cyber terrorists and other similar disruptions. Additionally, we rely on third parties to support the operation of our IT hardware and software infrastructure, and in certain instances, utilize web-based applications. Although no such material incidents have occurred to date, the failure of our IT systems or those of our vendors to perform as anticipated for any reason or any significant breach of security could disrupt our business and result in numerous adverse consequences, including reduced effectiveness and efficiency of operations, inappropriate disclosure of confidential and proprietary information, reputational harm, increased overhead costs and loss of important information, which could have a material adverse effect on our business and results of operations. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Our business is dependent on the continuing services of certain of our key managers and employees.

        We depend on key personnel. The loss of key personnel could adversely impact our business if we are unable to implement certain strategies or transactions in their absence. The loss of qualified employees or an inability to retain and motivate additional highly-skilled employees required for the operation and expansion of our business could hinder our ability to successfully maintain and expand our market share.

        Equity interests in us are a substantial portion of the net worth of our executive officers and several of our other senior managers. Following the completion of the IPO, those executive officers and other senior managers have increased liquidity with respect to their equity interests in us. As a result, those executive officers and senior managers may have less incentive to remain employed by us. After terminating their employment with us, some of them may become employed by our competitors.

Adverse weather conditions could impact demand for our services or materially impact our costs.

        Our business could be materially adversely affected by adverse weather conditions. For example, unusually warm winters could adversely affect the demand for our products and services by decreasing the demand for natural gas or unusually cold winters could adversely affect our ability to perform our services due to delays in the delivery of products that we need to provide our services. Our operations in arid regions can be affected by droughts and limited access to water used in hydraulic fracturing operations. Adverse weather can also directly impede our own operations. Repercussions of adverse weather conditions may include:

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  curtailment of services;

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  weather-related damage to infrastructure, transportation, facilities and equipment, resulting in delays in operations;

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  inability to deliver equipment, personnel and products to job sites in accordance with contract schedules; and

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  loss of productivity.

Competition among oilfield service and equipment providers is affected by each provider's reputation for safety and quality.

        Our activities are subject to a wide range of national, state and local occupational health and safety laws and regulations. In addition, customers maintain their own compliance and reporting requirements. Failure to comply with these health and safety laws and regulations, or failure to comply with our customers' compliance or reporting requirements, could tarnish our reputation for safety and quality and have a material adverse effect on our competitive position.

Our operations require us to comply with various domestic and international regulations, violations of which could have a material adverse effect on our results of operations, financial condition and cash flows.

        We are exposed to a variety of federal, state, local and international laws and regulations relating to matters such as environmental, workplace, health and safety, labor and employment, customs and tariffs, export and re-export controls, economic sanctions, currency exchange, bribery and corruption and taxation. These laws and regulations are complex, frequently change and have tended to become more stringent over time. They may be adopted, enacted, amended, enforced or interpreted in such a manner that the incremental cost of compliance could adversely impact our results of operations, financial condition and cash flows.

        Our operations outside of the United States require us to comply with numerous anti-bribery and anti-corruption regulations. The U.S. Foreign Corrupt Practices Act ("FCPA"), among others, applies to us and our operations. Our policies, procedures and programs may not always protect us from reckless or criminal acts committed by our employees or agents, and severe criminal or civil sanctions may be imposed as a result of violations of these laws. We are also subject to the risks that our employees and agents outside of the United States may fail to comply with applicable laws.

        In addition, we import raw materials, semi-finished goods, and finished products into the United States, China and Australia for use in such countries or for manufacturing and/or finishing for re-export and import into another country for use or further integration into equipment or systems. Most movement of raw materials, semi-finished or finished products involves imports and exports. As a result, compliance with multiple trade sanctions, embargoes and import/export laws and regulations pose a constant challenge and risk to us since a portion of our business is conducted outside of the United States through our subsidiaries. Our failure to comply with these laws and regulations could materially affect our reputation, results of operations and financial condition.

The outcome of final actions under Section 301 of the Trade Act of 1974 may adversely affect our business.

        On March 22, 2018 the President of the United States announced his decisions on the actions that the U.S. government will take based on the findings of an investigation under Section 301 of the Trade Act of 1974. These actions included a proposed 25 percent tariff on approximately $50 billion worth of imports from China, pursuit of dispute settlement in the World Trade Organization and restrictions on investment in the United States directed or facilitated by China. On June 20, 2018 the U.S. Trade Representative released the list of products imported from China subject to these additional tariffs. In response to the release by the U.S. government of the proposed list of Chinese products that could be subject to the additional 25 percent tariff under Section 301, the Chinese government issued a list of additional U.S. origin goods such as airplanes and automobiles equal to about $50 billion in exports to China that could be subject to a 25 percent tariff. In response to the release of this list of proposed tariffs on certain U.S. origin goods by the Chinese government, on June 19, 2018 the President of the United States tasked the U.S. Trade Representative to identify an additional $200 billion worth of imports from China upon which the U.S. could impose a 10 percent tariff. The initial U.S. tariffs were implemented on July 6, 2018 covering $34 billion worth of Chinese goods, with another $16 billion of goods facing tariffs by late this summer, following a notice and comment period. The outcome of final actions under Section 301 and related developments is uncertain. To the extent these actions result in a decrease in demand for our products, our business may be adversely impacted. Given the uncertainty regarding the scope and duration of these trade actions by the U.S. or other countries, the impact of these trade actions on our operations or results remains uncertain.

Compliance with environmental laws and regulations may adversely affect our business and results of operations.

        Environmental laws and regulations in the United States and foreign countries affect the equipment, systems and services we design, market and sell, as well as the facilities where we manufacture and produce our equipment and systems in the United States and China, and opportunities our customers pursue that create demand for our products. For example, we may be affected by such laws as the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), the Clean Water Act, and the Occupational Safety and Health Act ("OSHA") of 1970. Further, our customers may be subject to a range of laws and regulations governing hydraulic fracturing, offshore drilling, and greenhouse gas emissions.

        We are required to invest financial and managerial resources to comply with environmental laws and regulations and believe that we will continue to be required to do so in the future. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of remedial obligations, or the issuance of orders enjoining operations. These laws and regulations, as well as the adoption of other new laws and regulations affecting exploration and production of crude oil and natural gas by our customers, could adversely affect our business and operating results by increasing our costs, limiting the demand for our products and services or restricting our operations. Increased regulation or a move away from the use of fossil fuels caused by additional regulation could also reduce demand for our products and services. For additional information, please see "Business—Environmental, Health and Safety Regulation." The operations of the energy industry, including those undertaking hydraulic fracturing, are also subject to wildlife-protection laws and regulations, such as the Migratory Bird Treaty Act ("MBTA") or the Endangered Species Act, which may impact exploration, development, and production activities through regulations intended to protect certain species. For example, regulations under the MBTA sometimes require companies to cover reserve pits that are open for more than 90 days to prevent the taking of birds.

Concerns over general economic, business or industry conditions may have a material adverse effect on our results of operations, financial condition and liquidity.

        Concerns over global economic conditions, energy costs, geopolitical issues, inflation, the availability and cost of credit and the European, Asian and the United States financial markets have contributed to increased economic uncertainty and diminished expectations for the global economy. These factors, combined with volatility in commodity prices, business and consumer confidence and unemployment rates, have precipitated an economic slowdown. Concerns about global economic growth have had a significant adverse impact on global financial markets and commodity prices. If the economic climate in the United States or abroad deteriorates, worldwide demand for petroleum products could diminish further, which could impact the price at which oil, natural gas and natural gas liquids can be sold, which could affect the ability of our customers to continue operations and ultimately adversely impact our results of operations, financial condition and liquidity.

Our operations are subject to hazards inherent in the oil and natural gas industry, which could expose us to substantial liability and cause us to lose customers and substantial revenue.

        Risks inherent in our industry include the risks of equipment defects, vehicle accidents, fires, explosions, blowouts, surface cratering, uncontrollable flows of gas or well fluids, pipe or pipeline failures, abnormally pressured formations and various environmental hazards such as oil spills and releases of, and exposure to, hazardous substances. For example, our operations are subject to risks associated with hydraulic fracturing, including any mishandling, surface spillage or potential underground migration of fracturing fluids, including chemical additives. The occurrence of any of these events could result in substantial losses to us due to injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, clean-up responsibilities, regulatory investigations and penalties, suspension of operations and repairs required to resume operations. The cost of managing such risks may be significant. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our products or services if they view our environmental or safety record as unacceptable, which could cause us to lose customers and substantial revenues.

        Our insurance may not be adequate to cover all losses or liabilities we may suffer. Also, insurance may no longer be available to us or its availability may be at premium levels that do not justify its purchase. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance could have a material adverse effect on our ability to conduct normal business operations and on our results of operations, financial condition and cash flows. In addition, we may not be able to secure additional insurance or bonding that might be required by new governmental regulations. This may cause us to restrict our operations, which might severely impact our financial condition.

A terrorist attack or armed conflict could harm our business.

        The occurrence or threat of terrorist attacks in the United States or other countries, anti-terrorist efforts and other armed conflicts involving the United States or other countries, including continued hostilities in the Middle East, may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers' operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

If we are unable to fully protect our intellectual property rights or trade secrets, we may suffer a loss in our competitive advantage or market share.

        We do not have patents relating to many of our key processes and technology. If we are not able to maintain the confidentiality of our trade secrets, or if our customers or competitors are able to replicate our technology or services, our competitive advantage would be diminished. We also cannot assure you that any patents we may obtain in the future would provide us with any significant commercial benefit or would allow us to prevent our competitors from employing comparable technologies or processes.

Risks Related to this Offering and Our Class A Common Stock

We are a holding company. Our only material asset is our equity interest in Cactus LLC, and accordingly, we are dependent upon distributions from Cactus LLC to pay taxes, make payments under the Tax Receivable Agreement and cover our corporate and other overhead expenses.

        We are a holding company and have no material assets other than our equity interest in Cactus LLC. Please see "Summary—Our Initial Public Offering and Corporate Structure." We have no independent means of generating revenue. To the extent Cactus LLC has available cash and subject to the terms of any current or future credit agreements or debt instruments, we intend to cause Cactus LLC to make (i) generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement and (ii) non-pro rata payments to us to reimburse us for our corporate and other overhead expenses. To the extent that we need funds and Cactus LLC or its subsidiaries are restricted from making such distributions or payments under applicable law or regulation or under the terms of any future financing arrangements, or are otherwise unable to provide such funds, our financial condition and liquidity could be materially adversely affected.

        Moreover, because we have no independent means of generating revenue, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Cactus LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Cactus LLC's subsidiaries to make distributions to it. The ability of Cactus LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, (i) the applicable provisions of Delaware law (or other applicable U.S. and foreign jurisdictions) that may limit the amount of funds available for distribution and (ii) restrictions in relevant debt instruments issued by Cactus LLC or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

        As a public company, we need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC, including filing quarterly and annual financial statements, and the requirements of the NYSE, with which we were not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We need to:

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  institute a more comprehensive compliance function, including for financial reporting and disclosures;

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  comply with rules promulgated by the NYSE;

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  continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

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  enhance our investor relations function;

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  establish new internal policies, such as those relating to insider trading; and

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  involve and retain to a greater degree outside counsel and accountants in the above activities.

        The changes necessitated by becoming a public company require a significant commitment of resources and management oversight that has increased, and may continue to increase, our costs and might place a strain on our systems and resources. Such costs could have a material adverse effect on our business, results of operations and financial condition.

        Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31, 2018, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an "emerging growth company" within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31, 2023, although this could be required earlier. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

        In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

In the past, we identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future. Material weaknesses could affect the reliability of our financial statements and may cause to us to fail to meet our reporting obligations or fail to prevent fraud, which would harm our business and could negatively impact the price of our Class A common stock.

        Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent or detect fraud. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

        In connection with the audit of the consolidated financial statements of Cactus LLC, our predecessor for accounting purposes, for the year ended December 31, 2016, we identified a material weakness in our internal control over financial reporting. We did not effectively operate controls in place over the review of the consolidated financial statements and related disclosures. This resulted in the identification of certain errors in the consolidated statement of cash flows that have been corrected as a revision of that statement. The material weakness described above or any newly identified material weakness could result in a material misstatement of our annual or interim consolidated financial statements that would not be prevented or detected.

        In addition, neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Had we or our independent registered public accounting firm performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

        Material weaknesses could affect the reliability of our financial statements and may cause to us to fail to meet our reporting obligations or fail to prevent fraud, which would harm our business, and could negatively impact investor perceptions. This could negatively impact the price of our Class A common stock.

        Additionally, our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future and may cause us to fail to timely achieve and maintain the adequacy of our internal control over financial reporting. Please see "—The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act and the requirements of the Sarbanes-Oxley Act, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner."

Our stock price may be volatile.

        The market price of our Class A common stock could fluctuate significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our Class A common stock, you could lose a substantial part or all of your investment in our Class A common stock.

        The following factors could affect our stock price:

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  our operating and financial performance;

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  quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

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  the public reaction to our press releases, our other public announcements and our filings with the SEC;

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  strategic actions by our competitors;

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  changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

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  speculation in the press or investment community;

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  a downgrade of our Class A common stock by one or more of the analysts who cover our company or the failure of our operating results to meet published expectations of research analysts;

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  sales of our Class A common stock by us or the perception that such sales may occur;

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  changes in accounting principles, policies, guidance, interpretations or standards;

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  additions or departures of key management personnel;

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  actions by our stockholders;

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  general market conditions, including fluctuations in commodity prices;

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  domestic and international economic, legal and regulatory factors unrelated to our performance; and

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  the realization of any risks described under this "Risk Factors" section.

        The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and harm our business, results of operations and financial condition.

Cadent and Cactus WH Enterprises will have the ability to direct the voting of a significant percentage of our voting power of our common stock, and their interests may conflict with those of our other stockholders.

        Holders of Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or our amended and restated certificate of incorporation. Upon completion of this offering (assuming no exercise of the underwriters' option to purchase additional shares), Cadent and Cactus WH Enterprises will together control approximately 48.7% of our voting power.

        As a result, Cadent and Cactus WH Enterprises will be able to strongly influence matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership will limit your ability to affect the way we are managed or the direction of our business. The interests of Cadent and Cactus WH Enterprises with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. In addition, the Chairman of our board of directors is currently a partner of Cadent Energy Partners. This director's duties as a partner of Cadent Energy Partners may conflict with his duties as our director, and the resolution of these conflicts may not always be in our or your best interest. Furthermore, in connection with our IPO, we entered into a stockholders' agreement with Cadent and Cactus WH Enterprises. Among other things, the stockholders' agreement provides each of Cadent and Cactus WH Enterprises with the right to designate a certain number of nominees to our board of directors so long as they and their respective affiliates collectively beneficially own at least 5% of the outstanding shares of our common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement." The existence of significant stockholders and the stockholders' agreement may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management or limiting the ability of our other stockholders to approve transactions that they may deem to be in our best interests. Cadent and Cactus WH Enterprises' concentration of stock ownership may also adversely affect the trading price of our Class A common stock to the extent investors perceive a disadvantage in owning stock of a company with significant stockholders.

Certain of our directors have significant duties with, and spend significant time serving, entities that may compete with us in seeking acquisitions and business opportunities and, accordingly, may have conflicts of interest in allocating time or pursuing business opportunities.

        Certain of our directors, who are responsible for managing the direction of our operations and acquisition activities, hold positions of responsibility with other entities (including Cadent and its affiliated entities) whose businesses are similar to our business. The existing positions held by these directors may give rise to fiduciary or other duties that are in conflict with the duties they owe to us. These directors may become aware of business opportunities that may be appropriate for presentation to us as well as to the other entities with which they are or may become affiliated. Due to these existing and potential future affiliations, they may present potential business opportunities to other entities prior to presenting them to us, which could cause additional conflicts of interest. They may also decide that certain opportunities are more appropriate for other entities with which they are affiliated, and as a result, they may elect not to present those opportunities to us. These conflicts may not be resolved in our favor. For additional discussion of our directors' business affiliations and the potential conflicts of interest of which our stockholders should be aware, see "Certain Relationships and Related Party Transactions."

Cadent and its affiliates are not limited in their ability to compete with us, and the corporate opportunity provisions in our amended and restated certificate of incorporation could enable Cadent to benefit from corporate opportunities that might otherwise be available to us.

        Our governing documents provide that Cadent and its affiliates (including portfolio investments of Cadent and its affiliates) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our amended and restated certificate of incorporation, among other things:

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  permits Cadent and its affiliates, including any of our directors affiliated with Cadent, to conduct business that competes with us and to make investments in any kind of business, asset or property in which we may make investments; and

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  provides that if Cadent or its affiliates, including any of our directors affiliated with Cadent, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us (unless such opportunity is expressly offered to such director in his capacity as one of our directors).

        Cadent and its affiliates, or our non-employee directors, may become aware, from time to time, of certain business opportunities (such as, among other things, acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Further, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, Cadent and its affiliates, or our non-employee directors, may dispose of assets owned by them in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to Cadent and its affiliates, or our non-employee directors, could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read "Description of Capital Stock."

        Cadent and its affiliates potentially have access to resources greater than ours, which may make it more difficult for us to compete with Cadent and its affiliates with respect to commercial activities as well as for potential acquisitions. We cannot assure you that any conflicts that may arise between us and our stockholders, on the one hand, and Cadent, on the other hand, will be resolved in our favor. As a result, competition from Cadent and its affiliates could adversely impact our results of operations.

Our amended and restated certificate of incorporation and amended and restated bylaws, as well as Delaware law, contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our Class A common stock.

        Our amended and restated certificate of incorporation authorizes our board of directors to issue preferred stock without stockholder approval. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders, including:

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  limitations on the removal of directors;

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  limitations on the ability of our stockholders to call special meetings;

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  establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders;

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  providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws; and

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  establishing advance notice and certain information requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

        In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement."

Our amended and restated certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

        Our amended and restated certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our amended and restated certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our amended and restated certificate of incorporation described in the preceding sentence. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations or financial condition.

We have no current plans to pay cash dividends on our Class A common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

        We have no current plans to pay cash dividends on shares of our Class A common stock. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

        Subject to certain limitations and exceptions, the CW Unit Holders may cause Cactus LLC to redeem their CW Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions) and then sell those shares of Class A common stock. Additionally, we may issue additional shares of Class A common stock or convertible securities in subsequent public offerings. After the completion of this offering, we will have 37,950,000 outstanding shares of Class A common stock and 36,939,772 outstanding shares of Class B common stock. This number includes 11,500,000 shares of Class A common stock that we are selling in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, the CW Unit Holders will own 38,439,772 shares of Class B common stock, representing approximately 51.3% of our total outstanding common stock (or 36,939,772 shares of Class B common stock, representing approximately 49.3% of our total outstanding common stock if the underwriters' option to purchase additional shares is exercised in full). All such shares of Class B common stock are restricted from immediate resale under the federal securities laws and are subject to the lock-up agreements between such parties and the underwriters but may be sold into the market in the future. Cadent and Cactus WH Enterprises are party to a registration rights agreement between us and the Pre-IPO Owners which will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with our IPO. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        We have filed with the SEC a registration statement on Form S-8 providing for the registration of 3,500,000 shares of our Class A common stock issued or reserved for issuance under our equity incentive plan. Subject to the satisfaction of vesting conditions and the expiration of lock-up agreements, shares registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction, subject to Rule 144 limitations with respect to affiliates.

        We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

Under certain circumstances, redemptions of CW Units by CW Unit Holders will result in dilution to the holders of our Class A common stock.

        Redemptions of CW Units by CW Unit Holders in accordance with the terms of the Cactus Wellhead LLC Agreement will result in a corresponding increase in our membership interest in Cactus LLC, increase in the number of shares of Class A common stock outstanding and decrease in the number of shares of Class B common stock outstanding. In the event that CW Units are exchanged at a time when Cactus LLC has made cash distributions to CW Unit Holders, including Cactus Inc., and Cactus Inc. has accumulated such distributions and neither reinvests them in Cactus LLC in exchange for additional CW Units nor distributes them as dividends to the holders of Cactus Inc.'s Class A common stock, the holders of our Class A common stock would experience dilution with respect to such accumulated distributions.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

        We, our officers and directors and the CW Unit Holders have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 90 days following the date of this prospectus. The representative of the underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting (Conflicts of Interest)" for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital. Sales of a substantial number of shares upon expiration of the lock-up and market stand-off agreements, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.

Cactus Inc. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that we may claim, and the amounts of such payments could be significant.

        In connection with our IPO, we entered into the Tax Receivable Agreement with the TRA Holders. This agreement generally provides for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances as a result of certain increases in tax basis and certain benefits attributable to imputed interest. Cactus Inc. will retain the benefit of the remaining 15% of these net cash savings.

        The term of the Tax Receivable Agreement will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including our breach of a material obligation thereunder or certain mergers or other changes of control), and we make the termination payment specified in the Tax Receivable Agreement. In addition, payments we make under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in 2019 and to continue for 16 years after the date of the last redemption of CW Units.

        The payment obligations under the Tax Receivable Agreement are our obligations and not obligations of Cactus LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, cash savings in tax generally are calculated by comparing our actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount we would have been required to pay had we not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments under the Tax Receivable Agreement, are dependent upon significant future events and assumptions, including the timing of the redemption of CW Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its CW Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future and the U.S. federal income tax rates then applicable, and the portion of our payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis.

        The payments under the Tax Receivable Agreement are not conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in us. For additional information regarding the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

        If we elect to terminate the Tax Receivable Agreement early or it is terminated early due to Cactus Inc.'s failure to honor a material obligation thereunder or due to certain mergers or other changes of control, our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one-year LIBOR plus 150 basis points) and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) the assumption that we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) the assumption that any CW Units (other than those held by Cactus Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. If the Tax Receivable Agreement had been terminated as of March 31, 2018, we estimate that the termination payments would have been approximately $304.6 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of $430.1 million). Assuming no material changes in the relevant tax law, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments would, in the aggregate, be approximately $357.0 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of $506.8 million). The foregoing number is merely an estimate and the actual payment could differ materially. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.

        Payments under the Tax Receivable Agreement are based on the tax reporting positions that we will determine. The TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if any tax benefits that have given rise to payments under the Tax Receivable Agreement are subsequently disallowed, except that excess payments made to any TRA Holder will be netted against payments that would otherwise be made to such TRA Holder, if any, after our determination of such excess. As a result, in some circumstances, we could make payments that are greater than our actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect our liquidity.

        Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

If Cactus LLC were to become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes, we and Cactus LLC might be subject to potentially significant tax inefficiencies, and we would not be able to recover payments previously made by us under the Tax Receivable Agreement even if the corresponding tax benefits were subsequently determined to have been unavailable due to such status.

        We intend to operate such that Cactus LLC does not become a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. A "publicly traded partnership" is a partnership the interests of which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. Under certain circumstances, redemptions of CW Units pursuant to the Redemption Right (or our Call Right) or other transfers of CW Units could cause Cactus LLC to be treated as a publicly traded partnership. Applicable U.S. Treasury regulations provide for certain safe harbors from treatment as a publicly traded partnership, and we intend to operate such that one or more such safe harbors shall apply. For example, we intend to limit the number of unitholders of Cactus LLC, and the Cactus Wellhead LLC Agreement, which was entered into in connection with the closing of our IPO, provides for limitations on the ability of CW Unit Holders to transfer their CW Units and provides us, as managing member of Cactus LLC, with the right to impose restrictions (in addition to those already in place) on the ability of unitholders of Cactus LLC to redeem their CW Units pursuant to the Redemption Right to the extent we believe it is necessary to ensure that Cactus LLC will continue to be treated as a partnership for U.S. federal income tax purposes.

        If Cactus LLC were to become a publicly traded partnership, significant tax inefficiencies might result for us and for Cactus LLC, including as a result of our inability to file a consolidated U.S. federal income tax return with Cactus LLC. In addition, we would no longer have the benefit of certain increases in tax basis covered under the Tax Receivable Agreement, and we would not be able to recover any payments previously made by us under the Tax Receivable Agreement, even if the corresponding tax benefits (including any claimed increase in the tax basis of Cactus LLC's assets) were subsequently determined to have been unavailable.

If Cactus Inc. were deemed to be an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), as a result of its ownership of Cactus LLC, applicable restrictions could make it impractical for Cactus Inc. to continue its business as contemplated and could have a material adverse effect on its business.

        Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an "investment company" for purposes of the 1940 Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that Cactus Inc. is an "investment company," as such term is defined in either of those sections of the 1940 Act. As the sole managing member of Cactus LLC, Cactus Inc. controls and operates Cactus LLC. On that basis, we believe that Cactus Inc.'s interest in Cactus LLC is not an "investment security" as that term is used in the 1940 Act. However, if Cactus Inc. were to cease participation in the management of Cactus LLC, its interest in Cactus LLC could be deemed an "investment security" for purposes of the 1940 Act. Cactus Inc. and Cactus LLC intend to conduct their operations so that Cactus Inc. will not be deemed an investment company. However, if Cactus Inc. were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on Cactus Inc.'s capital structure and its ability to transact with affiliates, could make it impractical for Cactus Inc. to continue its business as contemplated and could have a material adverse effect on its business.

We may issue preferred stock whose terms could adversely affect the voting power or value of our Class A common stock.

        Our amended and restated certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our Class A common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our Class A common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the Class A common stock.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

        We are classified as an "emerging growth company" under the JOBS Act. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things: (i) provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act; (ii) comply with any new requirements adopted by the PCAOB requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer; (iii) provide certain disclosure regarding executive compensation required of larger public companies; or (iv) hold nonbinding advisory votes on executive compensation. We may remain an emerging growth company for up to five years following the IPO, although we will lose that status sooner if we have more than $1.07 billion of revenues in a fiscal year, have more than $700.0 million in market value of our Class A common stock held by non-affiliates, or issue more than $1.0 billion of non-convertible debt over a three-year period.

        To the extent that we rely on any of the exemptions available to emerging growth companies, you will receive less information about our executive compensation and internal control over financial reporting than issuers that are not emerging growth companies. If some investors find our Class A common stock to be less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        The information in this prospectus includes "forward-looking statements." All statements, other than statements of historical fact included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on our current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk Factors" included in this prospectus. These forward-looking statements are based on management's current belief, based on currently available information, as to the outcome and timing of future events.

        Forward-looking statements may include statements about:

  •
  demand for our products and services, which is affected by, among other things, changes in the price of, and demand for, crude oil and natural gas in domestic and international markets;

  •
  the level of growth in number of rigs and well count;

  •
  the level of fracturing activity and the availability of fracturing equipment and pressure pumping services;

  •
  the size and timing of orders;

  •
  availability of raw materials;

  •
  expectations regarding raw materials, overhead and operating costs and margins;

  •
  availability of skilled and qualified workers;

  •
  potential liabilities arising out of the installation, use or misuse of our products;

  •
  the possibility of cancellation of orders;

  •
  our business strategy;

  •
  our financial strategy, operating cash flows, liquidity and capital required for our business;

  •
  our future revenue, income and operating performance;

  •
  the termination of relationships with major customers or suppliers;

  •
  warranty and product liability claims;

  •
  laws and regulations, including environmental regulations, that may increase our costs, limit the demand for our products and services or restrict our operations;

  •
  disruptions in the political, regulatory, economic and social conditions domestically or internationally;

  •
  increased import tariffs assessed on products from China or imported raw materials used in the manufacture of our goods in the United States;

  •
  a failure of our information technology infrastructure or any significant breach of security;

  •
  potential uninsured claims and litigation against us;

  •
  our dependence on the continuing services of certain of our key managers and employees; and

  •
  plans, objectives, expectations and intentions contained in this prospectus that are not historical.

        We caution you that these forward-looking statements are subject to all of the risks and uncertainties, most of which are difficult to predict and many of which are beyond our control, incident to the operation of our business. These risks include, but are not limited to the risks described under "Risk Factors" in this prospectus.

        Should one or more of the risks or uncertainties described in this prospectus occur, or should underlying assumptions prove incorrect, our actual results and plans could differ materially from those expressed in any forward-looking statements.

        All forward-looking statements, expressed or implied, included in this prospectus are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue.

        Except as otherwise required by applicable law, we disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this prospectus.

 USE OF PROCEEDS

        We estimate that, after deducting underwriting discounts and commissions, we will receive approximately $320.9 million of net proceeds from this offering. We intend to contribute the net proceeds of this offering to Cactus LLC in exchange for CW Units and to cause Cactus LLC to use the net proceeds to redeem CW Units from the Pre-IPO Owners.

        We intend to contribute the net proceeds from any exercise of the underwriters' option to purchase additional shares of Class A common stock to Cactus LLC in exchange for additional CW Units and to cause Cactus LLC to use any such amounts to redeem additional CW Units from the Pre-IPO Owners.

 MARKET PRICE OF OUR CLASS A COMMON STOCK

        Our Class A common stock began trading on the NYSE under the symbol "WHD" on February 8, 2018. Prior to that, there was no public market for our Class A common stock. The table below sets forth, for the periods indicated, the high and low sales prices per share of our Class A common stock since February 8, 2018.

	Sales Price
	High	Low
2018:
First Quarter(1)	$27.96	$19.18
Second Quarter (through July 11, 2018)	$37.50	$25.37

(1)
For the period from February 8, 2018 through March 31, 2018.

        On July 11, 2018, the closing price of our Class A common stock on the NYSE was $33.65 per share. As of July 11, 2018, there were 26,450,000 shares of our Class A common stock outstanding, held of record by one holder, and 48,439,772 shares of our Class B common stock outstanding, held by five holders. The foregoing numbers of holders of our common stock do not include DTC participants or beneficial owners holding shares through nominee names.

 DIVIDEND POLICY

        We have not paid any dividends to holders of our common stock. We have no current plans to pay cash dividends to holders of our Class A common stock. We currently intend to retain future earnings, if any, to finance the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, our debt agreements restrict our ability to pay cash dividends to holders of our Class A common stock.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2018:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the issuance and sale of Class A common stock in this offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds."

        You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2018
	Actual	As Adjusted
	(in thousands, except per share data) (unaudited)
Cash and cash equivalents	$7,860	$7,860

Long-term debt	$—	$—

Stockholders' equity:
Preferred stock, $0.01 par value; 10,000 shares authorized, no shares issued or outstanding	$—	$—
Class A common stock, $0.01 par value; 300,000 shares authorized, 26,450 shares issued and outstanding, actual; and 36,450 shares issued and outstanding, as adjusted	265	365
Class B common stock, $0.01 par value; 215,000 shares authorized, 48,440 shares issued and outstanding, actual; and 38,440 shares issued and outstanding, as adjusted	—	—
Additional paid-in capital	83,145	101,712
Retained earnings	3,753	3,753
Accumulated other comprehensive income	321	321

Total stockholders' equity	87,484	106,151
Non-controlling interest	139,827	121,160

Total equity	$227,311	$227,311

Total capitalization	$227,311	$227,311

 SELECTED HISTORICAL FINANCIAL DATA

        Cactus Inc. was incorporated in February 2017 and did not have any historical financial or operating results prior to the completion of our IPO on February 12, 2018. Following our IPO, Cactus Inc. is the sole managing member of Cactus LLC. As a result, Cactus Inc. consolidates the financial results of Cactus LLC and its subsidiaries and reports non-controlling interest related to the portion of CW Units not owned by Cactus Inc. For periods prior to the completion of our IPO, the accompanying consolidated financial statements include the historical financial position and results of operations of Cactus LLC, our predecessor.

        The selected historical consolidated financial data as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 were derived from the audited consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of December 31, 2015 are derived from audited consolidated financial statements not included in this prospectus. The selected historical unaudited condensed consolidated financial data as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 were derived from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected historical unaudited condensed consolidated financial data has been prepared on a consistent basis with our audited consolidated financial statements. In the opinion of management, such selected historical unaudited condensed consolidated financial data reflects all adjustments (consisting of normal recurring adjustments) considered necessary to fairly state our financial position for the periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year.

        Our historical results are not necessarily indicative of future operating results. You should read the following table in conjunction with "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Summary—Our Initial Public Offering and Corporate

Structure" and the historical consolidated financial statements and accompanying notes included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015
	(unaudited)
	(in thousands, except per share data)
Consolidated Statements of Income Data:
Total revenues	$115,110	$58,503	$341,191	$155,048	$221,395
Total costs and expenses	79,893	48,509	252,328	144,433	179,190

Income from operations	35,217	9,994	88,863	10,615	42,205

Interest expense, net	(2,852)	(4,986)	(20,767)	(20,233)	(21,837)
Other income (expense), net	(4,305)	—	—	2,251	1,640

Income (loss) before income taxes	28,060	5,008	68,096	(7,367)	22,008
Income tax expense(1)	1,652	154	1,549	809	784

Net income (loss)	$26,408	$4,854	$66,547	$(8,176)	$21,224

Less: Pre-IPO net income attributable to Cactus LLC	13,648	4,854
Less: net income attributable to non-controlling interest	9,007	—

Net income attributable to Cactus Inc.	$3,753	$—

Earnings (loss) per Class A common share (Class A unit for predecessor):
Basic	$0.14		$1,258.36	$(224.00)	$306.88
Diluted	0.14		1,258.36	(224.00)	306.88
Weighted average shares outstanding (Class A units for predecessor):
Basic	26,450		36.5	36.5	36.5
Diluted	26,648		36.5	36.5	36.5
Consolidated Balance Sheets Data (at period end):
Cash and cash equivalents	$7,860		$7,574	$8,688	$12,526
Total assets	358,335		266,456	165,328	177,559
Long-term debt, net	—		241,437	242,254	250,555
Stockholders'/Members' equity (deficit)(2)	87,484		(36,217)	(103,321)	(93,167)
Consolidated Statements of Cash Flows Data:
Net cash provided by (used in):
Operating activities	$38,565	$5,932	$34,707	$23,975	$45,927
Investing activities	(15,687)	(8,501)	(30,678)	(17,358)	(23,422)
Financing activities	(22,640)	(961)	(5,313)	(10,171)	(22,776)
Other Financial Data (unaudited):
EBITDA(3)	$37,533	$15,307	$112,134	$34,107	$64,425
Adjusted EBITDA(3)	$42,672	$15,307	$112,134	$32,217	$63,144

(1)
Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax on its share of income from Cactus LLC. Our predecessor, Cactus LLC, is not subject to U.S. federal income tax at an entity level. As a result, the consolidated net income (loss) in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods. Cactus LLC is subject to entity-level taxes for certain states within the United States. Additionally, our operations in both Australia and China are subject to local country income taxes.

(2)
In March 2014 and July 2014, Cactus LLC entered into an amendment and restatement of its then existing credit facility and a discount loan agreement, respectively, a portion of the proceeds from which were used to make a cash distribution to the Pre-IPO Owners. These transactions had the effect of creating a deficit in our total members' equity.

(3)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. For definitions of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measures."

Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA

        EBITDA and Adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income excluding net interest expense, income tax and depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (gain) loss on debt extinguishment and stock-based compensation expense.

        Management believes EBITDA and Adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period. EBITDA and Adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

        The following table presents a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for each of the periods indicated (unaudited and in thousands).

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017	2016	2015
Net income (loss)	$26,408	$4,854	$66,547	$(8,176)	$21,224
Interest expense, net	2,852	4,986	20,767	20,233	21,837
Income tax expense	1,652	154	1,549	809	784
Depreciation and amortization	6,621	5,313	23,271	21,241	20,580

EBITDA	37,533	15,307	112,134	34,107	64,425
(Gain) loss on debt extinguishment	4,305	—	—	(2,251)	(1,640)
Stock-based compensation	834	—	—	361	359

Adjusted EBITDA	$42,672	$15,307	$112,134	$32,217	$63,144

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Historical Financial Data" and our audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus. The following discussion contains "forward-looking statements" that reflect our plans, estimates, beliefs and expected performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of risks and uncertainties, including those described in this prospectus under "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors." We assume no obligation to update any of these forward-looking statements except as otherwise required by law. References to "Cactus," the "Company," "us," "we," "our," "ours" or like terms refer to (i) Cactus Wellhead, LLC ("Cactus LLC") and its consolidated subsidiaries prior to the completion of our initial public offering on February 12, 2018 (our "IPO") and (ii) Cactus, Inc. ("Cactus Inc.") and its consolidated subsidiaries (including Cactus LLC) following the completion of our IPO, unless we state otherwise or the context otherwise requires.

        We design, manufacture, sell and rent a range of highly engineered wellhead and pressure control equipment. Our products are sold and rented principally for onshore unconventional oil and gas wells and are utilized during the drilling, completion (including fracturing) and production phases of our customers' wells. In addition, we provide field services for all of our products and rental items to assist with the installation, maintenance and handling of the wellhead and pressure control equipment.

        Our principal products include our Cactus SafeDrill™ wellhead systems, as well as frac stacks, zipper manifolds and production trees that we design and manufacture. Every oil and gas well requires a wellhead, which is installed at the onset of the drilling process and which remains with the well through its entire productive life. The Cactus SafeDrill™ wellhead systems employ technology which allows technicians to land and secure casing strings more safely from the rig floor, reducing the need to descend into the cellar. We believe we are a market leader in the application of such technology, with thousands of our products sold and installed across the United States since 2011. During the completion phase of a well, we rent frac stacks, zipper manifolds and other high-pressure equipment that are used for well control and for managing the transmission of frac fluids and proppants during the hydraulic fracturing process. These severe service applications require robust and reliable equipment. For the subsequent production phase of a well, we sell production trees that regulate hydrocarbon production, which are installed on the wellhead after the frac stack has been removed. In addition, we provide mission-critical field services for all of our products and rental items, including 24-hour service crews to assist with the installation, maintenance and safe handling of the wellhead and pressure control equipment. Finally, we provide repair services for all of the equipment that we sell or rent.

        Our innovative wellhead products and pressure control equipment are developed internally. We believe our close relationship with our customers provides us with insight into the specific issues encountered in the drilling and completion processes, allowing us to provide them with highly tailored product and service solutions. We have achieved significant market share, as measured by the percentage of total active U.S. onshore rigs that we follow (which we define as the number of active U.S. onshore drilling rigs to which we are the primary provider of wellhead products and corresponding services during drilling), and brand name recognition with respect to our engineered products, which we believe is due to our focus on safety, reliability, cost effectiveness and time saving features. We optimize our products for pad drilling (i.e., the process of drilling multiple wellbores from a single surface location) to reduce rig time and provide operators with significant efficiencies that translate to cost savings at the wellsite.

        Our manufacturing and production facilities are located in Bossier City, Louisiana and Suzhou, China. While both facilities can produce our full range of products, our Bossier City facility has advanced capabilities and is designed to support time-sensitive and rapid turnaround orders, while our facility in China is optimized for longer lead time orders and outsources its machining requirements. Both our United States and China facilities are licensed to the latest API 6A specification for both wellheads and valves and API Q1 and ISO9001:2015 quality management systems.

        We operate 15 service centers in the United States, which are strategically located in the key oil and gas producing regions, including the Permian, SCOOP/STACK, Marcellus, Utica, Eagle Ford, Bakken and other active oil and gas regions in the United States. We also have one service center in Eastern Australia. These service centers support our field services and provide equipment assembly and repair services.

Market Factors and Trends

        Demand for our products and services depends primarily upon the general level of activity in the oil and gas industry, including the number of drilling rigs in operation, the number of oil and gas wells being drilled, the depth and drilling conditions of these wells, the volume of production, the number of well completions and the level of well remediation activity, and the corresponding capital spending by oil and natural gas companies. Oil and gas activity is in turn heavily influenced by, among other factors, oil and gas prices worldwide, which have historically been volatile.

        The average U.S. onshore rig count for 2017 as reported by Baker Hughes was 853 rigs, a material increase relative to the 2016 average of 483 rigs. As of June 22, the 2018 year-to-date average was 981 rigs.

        Oil and natural gas prices have historically been volatile. Ongoing compliance among OPEC producers on production cuts implemented in early 2017 and the extension of these production cuts through the end of 2018, combined with current geopolitical tension, have supported upward momentum for energy prices. We believe that recent increases in oil and natural gas prices, as well as moderate relief from the global oversupply of oil and domestic oversupply of natural gas, should increase demand for our products and services.

        The key market factor of our product sales is the number of wells drilled, as each well requires an individual wellhead assembly, and after completion, the installation of an associated production tree. We measure our product sales activity levels versus our competitors' by the number of rigs that we are supporting on a monthly basis as a proxy for wells drilled. Each active drilling rig produces different levels of revenue based on the customer's drilling plan, which includes factors such as the number of wells drilled per pad, the time taken to drill each well, the number and size of casing strings, the working pressure, material selection and the complexity of the wellhead system chosen by the customer and the rate at which production trees are eventually deployed. All of these factors are influenced by the oil and gas region in which our customer is operating. While these factors may lead to differing revenues per rig, they allow us to forecast our product needs and anticipated revenue levels based on general trends in a given region and with a specific customer.

        Our rental revenues are primarily dependent on the number of wells completed (i.e., hydraulically fractured) and the number of fracture stages per well. Rental revenues and prices are more dependent on overall industry activity levels in the short-term than product sales. This is due to the more competitive and price-sensitive nature of the rental market with more participants having access to completions-focused rental equipment. Pricing had also been impacted with the move from dayrate pricing to stage-based pricing in the hydraulic fracturing market. This had a follow-on effect to the rental pricing of completions-focused pressure control equipment, as problems experienced with rental equipment did not have as significant a cost impact as they did prior to 2015 and 2016 to the E&P operator under dayrate pricing. We believe that as the market increases in activity levels and as capacity becomes more constrained due to cannibalization of both rental and hydraulic fracturing service equipment, the pricing of completions-focused pressure control rental equipment will be less of a factor due to a renewed focus on availability, reliability and quality. Furthermore, we believe that the current number of drilled but uncompleted wells ("DUCs") and any increases thereto could ultimately provide additional opportunities although we recognize that not all DUCs may be completed.

        Service and other revenues are closely correlated to revenues from product sales and rentals, as items sold or rented often have an associated service component. Almost all service sales are offered in connection with a product sale or rental. Therefore, the market factors and trends of product sales and rental revenues similarly impact the associated levels of service and other revenues generated.

How We Generate Our Revenues

        Our revenues are derived from three sources: products, rentals, and field service and other. Product revenues are primarily derived from the sale of wellhead systems and production trees. Rental revenues are primarily derived from the rental and associated repair of equipment used for well control during the completion process as well as the rental of drilling tools. Field service and other revenues are primarily earned when we provide installation and other field services for both product sales and equipment rental. Additionally, other revenues are derived from providing repair and reconditioning services to customers that have previously installed our products on their wellsite. Items sold or rented generally have an associated service component. As a result, there is some level of correlation between field service and other revenues and revenues from product sales and rentals.

        In the three months ended March 31, 2018, we derived 51% of our total revenues from the sale of our products, 25% of our total revenues from rental and 24% of our total revenues from field service and other. In 2017, we derived 55% of our total revenues from the sale of our products, 23% of our total revenues from rental and 22% of our total revenues from field service and other. In 2016, we derived 50% of our total revenues from the sale of our products, 29% of our total revenues from rental and 21% of our total revenues from field service and other. In 2015, we derived 50% of our total revenues from the sale of our products, 30% of our total revenues from rental and 20% of our total revenues from field service and other. We have predominantly domestic operations, with 99% of our total sales in the three months ended March 31, 2018, 99% of our total sales in 2017, 98% of our total sales in 2016 and 99% of our total sales in 2015 earned from U.S. operations.

        Substantially all of our sales are made on a call-out basis, wherein our clients issue requests for goods and/or services as their operations require. Such goods and/or services are most often priced in accordance with a preapproved price list.

        Generally, we attempt to raise prices as our costs increase or additional features are provided. However, the actual pricing of our products and services is impacted by a number of factors, including competitive pricing pressure, the level of utilized capacity in the oil service sector, capital discipline within our client base, maintenance of market share and general market conditions.

Costs of Conducting Our Business

        The principal elements of cost of sales for products are the direct and indirect costs to manufacture and supply the product, including labor, materials, machine time, lease expense related to our facilities and freight. The principal elements of cost of sales for rentals are the direct and indirect costs of supplying rental equipment, including depreciation, repairs specifically performed on such rental equipment and freight. The principal elements of cost of sales for field service and other are labor, equipment depreciation and repair, equipment lease expense, fuel and supplies.

        Selling, general and administrative expense is comprised of costs such as sales and marketing, engineering expenses, general corporate overhead, business development expenses, compensation expense, IT expenses, safety and environmental expenses, legal and professional expenses and other related administrative functions.

        Interest expense, net was comprised primarily of interest expense associated with our term loan facility, revolving credit facility and capital leases. A portion of the net proceeds of the IPO were used to repay the borrowings outstanding under our term loan facility in February 2018.

Factors Affecting the Comparability of Our Financial Condition and Results of Operations

        Our historical financial condition and results of operations for the periods presented may not be comparable, either from period to period or going forward, for the following reasons:

  •
  Selling, General and Administrative Expenses.  We expect to incur additional selling, general and administrative expenses as a result of being a publicly traded company. These costs include expenses associated with our annual and quarterly reporting, tax return preparation expenses, Sarbanes-Oxley compliance expenses, audit fees, legal fees, directors and officers insurance, investor relations expenses, Tax Receivable Agreement administration expenses and registrar and transfer agent fees. These increases in selling, general and administrative expenses are not reflected in our historical financial statements prior to our IPO, other than a portion of these costs incurred in 2017 in preparation of becoming a public company and historical compensation expense related to equity awards granted as a private company.

  •
  Corporate Reorganization.  The historical consolidated financial statements included elsewhere in this prospectus are based on the financial statements of our accounting predecessor, Cactus LLC and its subsidiaries, prior to our reorganization in connection with our IPO. As a result, the historical consolidated financial data may not provide an accurate indication of what our actual results would have been if such transactions (described in "Summary—Our Initial Public Offering and Corporate Structure") had been completed at the beginning of the periods presented or of what our future results of operations are likely to be. In addition, we entered into the Tax Receivable Agreement with the TRA Holders. This agreement generally provides for the payment by us to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize or are deemed to realize in certain circumstances in periods after our IPO as a result of certain increases in tax basis and imputed interest, as described below. We will retain the benefit of the remaining 15% of such net cash savings. For additional information regarding the Tax Receivable Agreement, see "Risk Factors—Risks Related to this Offering and Our Class A Common Stock" and "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

    The tax benefits covered by the Tax Receivable Agreement include tax benefits expected to arise in connection with the reorganization and our IPO, including (i) certain increases in tax basis that occur as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of CW Units from the Pre-IPO Owners in connection with our IPO, (ii) certain increases in tax basis resulting from the repayment, in connection with our IPO, of borrowings outstanding under Cactus LLC's term loan facility and (iii) imputed interest deemed to be paid by Cactus Inc. as a result of, and additional tax basis arising from, any payments Cactus Inc. makes under the Tax Receivable Agreement. Payments will, in periods after our IPO, generally be made under the Tax Receivable Agreement as we realize actual cash tax savings from such tax benefits (provided that if we experience a change of control or the Tax Receivable Agreement terminates early at our election or as a result of a breach, we could be required to make an immediate lump-sum payment in advance of any actual cash tax savings).

    We account for any amounts payable under the Tax Receivable Agreement in accordance with Accounting Standard Codification ("ASC") Topic 450, Contingencies ("ASC 450"). We believe accounting for the Tax Receivable Agreement under the provisions of ASC 450 is appropriate, given the significant uncertainties regarding the amount and timing of payments, if any, to be made under the Tax Receivable Agreement.

    We have determined that it is more likely than not that actual cash tax savings will be realized by Cactus Inc. from the tax benefits resulting from the Reorganization Transactions and the IPO. Accordingly, the Tax Receivable Agreement is expected to result in future payments, and we have recorded a liability from the Tax Receivable Agreement of $63.0 million.

    The accounting under the Tax Receivable Agreement for any exchanges of CW Units subsequent to the Reorganization Transaction will follow the same procedures as described above.

    We will recognize subsequent changes to the measurement of the liability from the Tax Receivable Agreement in the income statement as a component of income before taxes. In the case of any changes to any valuation allowance associated with the underlying tax asset, given the inextricable link between the tax savings generated and the recognition of the liability from the Tax Receivable Agreement (i.e., one is recorded based on 85% of the other), and the explicit guidance in ASC 740-20-45-11(g) which requires that subsequent changes in a valuation allowance established against deferred tax assets that arose due to change in tax basis as a result of a transaction among or with stockholders to be recorded in the income statement as opposed to equity, we believe recording of the corollary adjustment to the liability from the Tax Receivable Agreement in the income statement is appropriate.

    To the extent Cactus LLC has available cash and subject to the terms of any current or future credit agreements or debt instruments, we intend to cause Cactus LLC to generally make pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated, we may generally elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date.

  •
  Income Taxes.  Cactus Inc. is a corporation under the Internal Revenue Code (the "Code") and is subject to U.S. federal income taxes (currently at a statutory rate of 21% of pretax earnings, as adjusted by the Code), as well as state, local and franchise income taxes, on its share of income from Cactus LLC. Consequently, we will report income tax expense or benefit attributable to U.S. federal income taxes for periods following our IPO. Our accounting predecessor is a limited liability company that is treated as a partnership for U.S. federal income tax purposes, and therefore is not subject to U.S. federal income taxes. Accordingly, no provision for U.S. federal income taxes has been provided for in our historical results of operations prior to our IPO because taxable income was passed through to Cactus LLC's members.

  •
  Long-Term Incentive Plan.  To incentivize individuals providing services to us or our affiliates, our board adopted a long-term incentive plan prior to the completion of our IPO. The LTIP provides for the grant, from time to time, at the discretion of our board of directors or a committee thereof, of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of our board of directors, will be eligible to receive awards under the LTIP at the discretion of our board of directors. In connection with our IPO, we issued 737,493 restricted stock unit awards, which will vest over one to three years, to certain of our directors, officers and employees. Please see "Executive Compensation—Compensation for the 2018 Year—LTIP." We will recognize equity compensation expenses aggregating up to $5.0 million per year, starting in 2018, over the one to three year vesting term related to this issuance.

  •
  Non-controlling Interest.  As a result of our IPO and the Reorganization Transactions, Cactus Inc. is the sole managing member of Cactus LLC and consolidates entities in which it has a controlling financial interest. The Reorganization Transactions are considered a transaction between entities under common control. As a result, the financial statements for periods prior to our IPO and the Reorganization Transactions have been adjusted to combine the previously separate entities for presentation purposes. However, Cactus Inc. had no operations or assets and liabilities prior to our IPO. As such, for periods prior to the completion of our IPO, the consolidated financial statements represent the historical financial position and results of operations of Cactus LLC and its subsidiaries. For periods after the completion of our IPO, the financial position and results of operations include those of Cactus and report the non-controlling interest related to the portion of CW Units not owned by Cactus Inc. All shares of Class B common stock are held by non-controlling interest owners.

Results of Operations

Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017

        The following table presents summary consolidated operating results for the periods indicated:

	Three Months Ended March 31,
	2018	2017	$ Change	% Change
	(in thousands)
Revenues
Product revenue	$58,926	$33,038	$25,888	78.4%
Rental revenue	29,145	12,975	16,170	124.6
Field service and other revenue	27,039	12,490	14,549	116.5

Total revenues	115,110	58,503	56,607	96.8

Costs and expenses
Cost of product revenue	37,066	23,195	13,871	59.8
Cost of rental revenue	12,176	8,273	3,903	47.2
Cost of field service and other revenue	21,537	10,938	10,599	96.9
Selling, general and administrative expenses	9,114	6,103	3,011	49.3

Total costs and expenses	79,893	48,509	31,384	64.7

Income from operations	35,217	9,994	25,223	252.4

Interest expense, net	(2,852)	(4,986)	(2,134)	(42.8)
Other income (expense), net	(4,305)	—	4,305	100.0

Income before income taxes	28,060	5,008	23,052	460.3
Income tax expense	1,652	154	1,498	972.7

Net income	$26,408	$4,854	21,554	444.0

  Revenues

        Product revenue for the three months ended March 31, 2018 was $58.9 million, an increase of $25.9 million, or 78%, from $33.0 million for the three months ended March 31, 2017. The increase was primarily attributable to a significant increase in U.S. onshore activity compared to the first quarter 2017. The quarterly average U.S. onshore rig count increased 32% to 948 rigs for the three months ended March 31, 2018 compared to 719 for the same period in 2017. Additionally, the number of rigs followed by Cactus increased 53% to 250 during the first quarter 2018 compared to 163 rigs for the first quarter 2017. The term "rigs followed" represents the approximate number of active U.S. onshore drilling rigs to which we were the primary provider of wellhead products and corresponding services during drilling. Product revenue has historically tracked the rig count and has increased significantly due to the greater number of rigs and drilling activity conducted onshore in the U.S. We have also seen an increase in the sale of production trees as more wells are put on production.

        Rental revenue for the three months ended March 31, 2018 was $29.1 million, an increase of $16.2 million, or 125%, from $13.0 million for the three months ended March 31, 2017. The change was primarily attributable to higher utilization related to increased demand placed on our rental fleet in which we have invested in during the preceding 12 months.

        Field service and other revenue for the three months ended March 31, 2018 was $27.0 million, an increase of $14.5 million, or 117%, from $12.5 million for the three months ended March 31, 2017. The increase was primarily attributable to higher demand for these services following the increase in our product and rental revenue, as field service is closely correlated with both of these activities.

  Costs and expenses

        Cost of product revenue for the three months ended March 31, 2018 was $37.1 million, an increase of $13.9 million, or 60%, from $23.2 million for the three months ended March 31, 2017. The increase was largely attributable to an increase in product sales volume as a result of higher demand for our products as well as higher pricing on more advanced wellheads.

        Cost of rental revenue for the three months ended March 31, 2018 was $12.2 million, an increase of $3.9 million, or 47%, from $8.3 million for the three months ended March 31, 2017. The increase was primarily due to higher depreciation expense and repair costs associated with a larger, more active fleet, for the three months ended March 31, 2018.

        Cost of field service and other revenue for the three months ended March 31, 2018 was $21.5 million, an increase of $10.6 million, or 97%, from $10.9 million for the three months ended March 31, 2017. The increase was primarily attributable to higher payroll costs due to additional field personnel and higher operating costs due to activity increases.

        Selling, general and administrative expense for the three months ended March 31, 2018 was $9.1 million, an increase of $3.0 million, or 49%, from $6.1 million for the three months ended March 31, 2017. The increase was primarily due to higher payroll and incentive compensation costs associated with the overall growth of Cactus, as well as higher stock-based compensation expense related to equity awards issued in conjunction with our IPO.

        Interest expense, net.    Interest expense, net for the three months ended March 31, 2018 was $2.9 million, a decrease of $2.1 million, or 43%, from $5.0 million for the three months ended March 31, 2017. The decrease is due to the repayment of our term loan in mid-February 2018 in connection with our IPO.

        Other income (expense), net.    Other income (expense), net for the three months ended March 31, 2018 relates to a $4.3 million loss on debt extinguishment related to the write off of the unamortized balance of debt discount and deferred loan costs in connection with the repayment of our term loan with a portion of the net proceeds of our IPO.

        Income tax expense.    Cactus Inc. is subject to federal as well as state income tax on its share of income of Cactus LLC. Our operations prior to our IPO were not subject to U.S. federal income tax at an entity level. Income tax expense for the three months ended March 31, 2018 was $1.7 million (5.9% effective tax rate) compared to $0.2 million (3.1% effective tax rate) for the three months ended March 31, 2017. The change was primarily attributable to Cactus Inc. incurring U.S. federal income tax on its share of income of Cactus LLC during the period subsequent to our IPO in the the first quarter of 2018. The effective tax rate is lower than the federal statutory rate of 21% as Cactus Inc. is only subject to federal and state income tax on its share of income of Cactus LLC. As of March 31, 2018, Cactus Inc. owned 35.3% of Cactus LLC.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

        The following table presents summary consolidated operating results for the periods indicated:

	Year Ended December 31,
	2017	2016	$ Change	% Change
	(in thousands)
Revenues
Product revenue	$189,091	$77,739	$111,352	143.2%
Rental revenue	77,469	44,372	33,097	74.6
Field service and other revenue	74,631	32,937	41,694	126.6

Total revenues	341,191	155,048	186,143	120.1

Costs and expenses
Cost of product revenue	124,030	62,766	61,264	97.6
Cost of rental revenue	40,519	33,990	6,529	19.2
Cost of field service and other revenue	60,602	28,470	32,132	112.9
Selling, general and administrative expenses	27,177	19,207	7,970	41.5

Total costs and expenses	252,328	144,433	107,895	74.7

Income from operations	88,863	10,615	78,248	737.1

Interest expense, net	(20,767)	(20,233)	534	2.6
Other income (expense), net	—	2,251	(2,251)	(100.0)

Income (loss) before income taxes	68,096	(7,367)	75,463	nm
Income tax expense(1)	1,549	809	740	91.5

Net income (loss)	$66,547	$(8,176)	$74,723	nm

nm = not meaningful

(1)
Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax on its share of income from Cactus LLC. Our predecessor, Cactus LLC, is not subject to U.S. federal income tax at an entity level. As a result, the consolidated net (loss) income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods. Cactus LLC is subject to entity-level taxes for certain states within the United States. Additionally, our operations in both Australia and China are subject to local country income taxes.

  Revenues

        Product revenue for the year ended December 31, 2017 was $189.1 million, an increase of $111.4 million, or 143%, from $77.7 million for the year ended December 31, 2016. The increase was primarily attributable to accelerated U.S. land activity in 2017 associated with increased E&P drilling, completions and production, which led to a higher onshore rig count in the United States, resulting in increased demand for our products and greater volume of product sales. Additionally, a change in mix toward higher value advanced wellheads has also contributed to the increase in revenues.

        Rental revenue for the year ended December 31, 2017 was $77.5 million, an increase of $33.1 million, or 75%, from $44.4 million for the year ended December 31, 2016. The increase was primarily attributable to increased drilling and completions activities, which led to increased demand for the rental of our equipment in 2017, as well as pricing improvement in our rental fleet compared to 2016.

        Field service and other revenue for the year ended December 31, 2017 was $74.6 million, an increase of $41.7 million, or 127%, from $32.9 million for the year ended December 31, 2016. The increase was primarily attributable to higher demand for these services following the increase in our product and rental revenue, as field service is closely correlated with these activities.

  Costs and expenses

        Cost of product revenue for the year ended December 31, 2017 was $124.0 million, an increase of $61.3 million, or 98%, from $62.8 million for the year ended December 31, 2016. The increase was largely attributable to increased product sales volume as a result of higher demand for our products. Product margins benefited from price increases together with a change in mix toward higher value advanced wellheads.

        Cost of rental revenue for the year ended December 31, 2017 was $40.5 million, an increase of $6.5 million, or 19%, from $34.0 million for the year ended December 31, 2016. The increase was primarily due to higher depreciation expense from capital additions and higher operating costs due to an increase in activity. Increased utilization and better pricing contributed to higher margins.

        Cost of field service and other revenue for the year ended December 31, 2017 was $60.6 million, an increase of $32.1 million, or 113%, from $28.5 million for the year ended December 31, 2016. The increase was primarily due to higher payroll costs attributable to additional field personnel and higher operating costs due to activity increases.

        Selling, general and administrative expense for the year ended December 31, 2017 was $27.2 million, an increase of $8.0 million, or 42%, from $19.2 million for the year ended December 31, 2016. The increase was primarily due to higher payroll and incentive compensation costs associated with the overall growth of Cactus. Also, we expensed $1.0 million of costs during 2017 related to preparing for being a public company.

        Interest expense, net.    Interest expense, net for the year ended December 31, 2017 was $20.8 million, an increase of $0.5 million, or 3%, from $20.2 million for the year ended December 31, 2016. The increase was primarily due to higher average interest rates on borrowings under our credit facility and increased interest related to amounts on capital lease obligations.

        Other income (expense), net.    Other income (expense), net for 2016 relates to a gain on debt extinguishment of $2.3 million associated with our redemption of $7.5 million of debt outstanding under our term loan during the second quarter of 2016.

        Income tax expense.    Although our operations have not been subject to U.S. federal income tax at an entity level, our operations are subject to state taxes within the United States. In addition, Cactus LLC's operations located in China and Australia are subject to local country income taxes. Income tax expense for the years ended December 31, 2017 and 2016 were $1.5 million and $0.8 million, respectively.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

        The following table presents summary consolidated operating results for the periods presented:

	Year Ended December 31,
	2016	2015	$ Change	% Change
	(in thousands)
Revenues
Product revenue	$77,739	$110,917	$(33,178)	(29.9)%
Rental revenue	44,372	65,431	(21,059)	(32.2)
Field service and other revenue	32,937	45,047	(12,110)	(26.9)

Total revenues	155,048	221,395	(66,347)	(30.0)

Costs and expenses
Cost of product revenue	62,766	84,604	(21,838)	(25.8)
Cost of rental revenue	33,990	39,251	(5,261)	(13.4)
Cost of field service and other revenue	28,470	33,200	(4,730)	(14.2)
Selling, general and administrative expenses	19,207	22,135	(2,928)	(13.2)

Total costs and expenses	144,433	179,190	(34,757)	(19.4)

Income from operations	10,615	42,205	(31,590)	(74.8)

Interest expense, net	(20,233)	(21,837)	(1,604)	(7.3)
Other income (expense), net	2,251	1,640	611	37.3

Income (loss) before income taxes	(7,367)	22,008	(29,375)	nm
Income tax expense	809	784	25	3.2

Net income (loss)	$(8,176)	$21,224	$(29,400)	nm

nm = not meaningful

(1)
Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax on its share of income from Cactus LLC. Our predecessor, Cactus LLC, is not subject to U.S. federal income tax at an entity level. As a result, the consolidated net (loss) income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods. Cactus LLC is subject to entity-level taxes for certain states within the United States. Additionally, our operations in both Australia and China are subject to local country income taxes.

        Revenues.    Total revenue for the year ended December 31, 2016 was $155.0 million, a decrease of $66.3 million, or 30%, from $221.4 million for the year ended December 31, 2015. The decrease was primarily attributable to reduced demand for our products and services as a result of the decline in crude oil prices.

        Product revenue for the year ended December 31, 2016 was $77.7 million, a decrease of $33.2 million, or 30%, from $110.9 million for the year ended December 31, 2015. The decrease was primarily attributable to the decline in crude oil prices, which led to a lower onshore rig count in the United States, resulting in a lower demand for our products.

        Rental revenue for the year ended December 31, 2016 was $44.4 million, a decrease of $21.1 million, or 32%, from $65.4 million for the year ended December 31, 2015. The decrease was primarily attributable to the decline in oil prices, which reduced drilling and completions activities. These factors reduced demand for the rental of our equipment and put downward pressure on rental pricing.

        Field service and other revenue for the year ended December 31, 2016 was $32.9 million, a decrease of $12.1 million, or 27%, from $45.0 million for the year ended December 31, 2015. The decrease was primarily attributable to a reduction in demand for our services following the decline in crude oil prices, resulting in lower rig count.

        Costs and expenses.    Total costs and expenses for the year ended December 31, 2016 were $144.4 million, a decrease of $34.8 million, or 19%, from $179.2 million for the year ended December 31, 2015. The decrease was primarily attributable to reduced headcount as well as selected salary reductions.

        Cost of product revenue for the year ended December 31, 2016 was $62.8 million, a decrease of $21.8 million, or 26%, from $84.6 million for the year ended December 31, 2015. The decrease was primarily attributable to reduced product sales volume as a result of lower demand for our products.

        Cost of rental revenue for the year ended December 31, 2016 was $34.0 million, a decrease of $5.3 million, or 13%, from $39.3 million for the year ended December 31, 2015. The decrease was primarily due to lower repair costs.

        Cost of field service and other revenue for the year ended December 31, 2016 was $28.5 million, a decrease of $4.7 million, or 14%, from $33.2 million for the year ended December 31, 2015. The decrease was primarily due to reduction in payroll costs and branch overhead costs.

        Selling, general and administrative expense for the year ended December 31, 2016 was $19.2 million, a decrease of $2.9 million, or 13%, from $22.1 million for the year ended December 31, 2015. The decrease was largely due to lower headcount costs and a reduction in the provision for doubtful accounts.

        Interest expense, net.    Interest expense, net for the year ended December 31, 2016 was $20.2 million, a decrease of $1.6 million, or 7%, from $21.8 million for the year ended December 31, 2015. The decrease was primarily related to reduced interest expense due to less average debt outstanding under our credit agreement during 2016 from the early redemptions of this debt in 2016 and 2015.

        Other income (expense), net.    The increase was due to a higher gain arising from the redemption of $7.5 million of the debt outstanding under our credit agreement during 2016 compared to the gain recognized during 2015 from the redemption of $10.0 million of the debt outstanding under our credit agreement.

        Income tax expense.    Although our operations have not been subject to U.S. federal income tax at an entity level, our operations are subject to state taxes within the United States. In addition, Cactus LLC's operations located in China and Australia are subject to local country income taxes. Income tax expense for the year ended December 31, 2016 and 2015 remained consistent at $0.8 million.

Comparison of Non-GAAP Financial Measures

        EBITDA and Adjusted EBITDA are not measures of net income as determined by GAAP. EBITDA and Adjusted EBITDA are supplemental non-GAAP financial measures that are used by management and external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies. We define EBITDA as net income excluding net interest expense, income tax and depreciation and amortization. We define Adjusted EBITDA as EBITDA excluding (gain) loss on debt extinguishment and stock-based compensation expense.

        Management believes EBITDA and Adjusted EBITDA are useful because they allow management to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure, or other items that impact comparability of financial results from period to period. EBITDA and Adjusted EBITDA should not be considered as alternatives to, or more meaningful than, net income or any other measure as determined in accordance with GAAP. Our computations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. We present EBITDA and Adjusted EBITDA because we believe they provide useful information regarding the factors and trends affecting our business.

        The following tables present a reconciliation of EBITDA and Adjusted EBITDA to the GAAP financial measure of net income (loss) for each of the periods indicated.

	Three Months Ended March 31,
	2018	2017	$ Change	% Change
	(unaudited)
	(in thousands)
Net income	$26,408	$4,854	$21,554	444.0%
Interest expense, net	2,852	4,986	(2,134)	(42.8)
Income tax expense	1,652	154	1,498	972.7
Depreciation and amortization	6,621	5,313	1,308	24.6

EBITDA	37,533	15,307	22,226	145.2
(Gain) loss on debt extinguishment	4,305	—	4,305	100.0
Stock-based compensation	834	—	834	100.0

Adjusted EBITDA	$42,672	$15,307	$27,365	178.8%

        Adjusted EBITDA for the three months ended March 31, 2018 was $42.7 million, an increase of $27.4 million, or 179%, from $15.3 million for the three months ended March 31, 2017. The primary reason for the change in 2018 compared to 2017 was higher net income in the three months ended March 31, 2018.

	Year Ended December 31,
	2017	2016	$ Change	% Change
	(unaudited)
	(in thousands)
Net income (loss)	$66,547	$(8,176)	$74,723	nm %
Interest expense, net	20,767	20,233	534	2.6
Income tax expense	1,549	809	740	91.5
Depreciation and amortization	23,271	21,241	2,030	9.6

EBITDA	112,134	34,107	78,027	228.8
(Gain) loss on debt extinguishment	—	(2,251)	(2,251)	(100.0)
Stock-based compensation	—	361	(361)	(100.0)

Adjusted EBITDA	$112,134	$32,217	$79,917	248.1%

        Adjusted EBITDA for the year ended December 31, 2017 was $112.1 million, an increase of $79.9 million, or 248%, from $32.2 million for the year ended December 31, 2016. The primary reason for the increase in 2017 compared to 2016 was higher net income for the year.

	Year Ended December 31,
	2016	2015	$ Change	% Change
	(unaudited)
	(in thousands)
Net (loss) income	$(8,176)	$21,224	$(29,400)	nm %
Interest expense, net	20,233	21,837	(1,604)	(7.3)
Income tax expense	809	784	25	3.2
Depreciation and amortization	21,241	20,580	661	3.2

EBITDA	34,107	64,425	(30,318)	(47.1)
(Gain) loss on debt extinguishment	(2,251)	(1,640)	611	37.3
Stock-based compensation	361	359	2	0.6

Adjusted EBITDA	$32,217	$63,144	$(30,927)	(49.0)%

nm = not meaningful

        Adjusted EBITDA for the year ended December 31, 2016 was $32.2 million, a decrease of $30.9 million, or 49%, from $63.1 million for the year ended December 31, 2015. The primary reason for the decrease was lower total revenue and higher gain on debt extinguishment for the year ended December 31, 2016. The gain on debt extinguishment related to our redemption of $7.5 million and $10.0 million of debt outstanding under our term loan during the years ended December 31, 2016 and 2015, respectively. For the year ended December 31, 2014, we had EBITDA of $88.8 million, representing net income of $59.1 million, excluding net interest expense of $11.2 million, income tax expense of $0.3 million and depreciation and amortization of $18.2 million. There was no early extinguishment of debt and $1.3 million of stock-based compensation in 2014. Adjusted EBITDA was $90.1 million for 2014.

Liquidity and Capital Resources

        In February 2018, we completed our IPO. We received net proceeds of $469.6 million from the sale of 26,450,000 shares of Class A common stock in the IPO (including the sale of 3,450,000 additional shares of Class A common stock pursuant to the exercise in full by the underwriters of their option to purchase additional shares of Class A common stock (the "Option")). We contributed all of the net proceeds of our IPO and the Option to Cactus LLC in exchange for CW Units. Cactus LLC used (i) $251.0 million of the net proceeds to repay all of the borrowings outstanding, plus accrued interest, under its term loan facility and (ii) $216.4 million to redeem CW Units from certain direct and indirect owners of Cactus LLC. The remaining $2.2 million was held by Cactus LLC to cover previously paid offering expenses.

        We expect that our primary sources of liquidity and capital resources will be cash flows generated by operating activities and borrowings under our revolving credit facility. Depending upon market conditions and other factors, we may also have the ability to issue additional equity and debt if needed.

        Historically, our predecessor's primary sources of liquidity were cash flows from operations, borrowings under Cactus LLC's credit agreement and equity provided by the Pre-IPO Owners. Our predecessor's primary use of capital has been for working capital purposes, to make cash distributions to the Pre-IPO Owners and repay indebtedness. Prior to the repayment of the term loan facility in conjunction with our IPO in February 2018, our predecessor's borrowings outstanding under Cactus LLC's credit agreement were $248.5 million and $251.1 million at December 31, 2017 and 2016, respectively. Borrowings under the credit agreement were used primarily for working capital purposes, to make cash distributions to the Pre-IPO Owners and repay indebtedness.

        Our ability to satisfy our liquidity requirements, including cash distributions to the CW Unit Holders to fund their share of taxes of the partnership, depends on our future operating performance, which is affected by prevailing economic conditions, market conditions in the E&P industry, availability and cost of raw materials, and financial, business and other factors, many of which are beyond our control.

        We currently estimate that our capital expenditures for the year ending December 31, 2018 will range from $50 million to $60 million, excluding acquisitions. We have begun accelerating and expanding our investments in frac equipment in response to increasing opportunities and client demands, and we expect to expand certain facilities. We continuously evaluate our capital expenditures, and the amount we ultimately spend will depend on a number of factors, including, among other things, demand for rental assets, prevailing economic conditions, the condition of our existing assets, market conditions in the E&P industry, customers' forecasts, demand volatility and company initiatives. We believe that our existing cash on hand, cash generated from operations and available borrowings under our revolving credit facility will be sufficient to meet working capital requirements, anticipated capital expenditures, expected cash distributions to the CW Unit Holders and anticipated tax liabilities for at least the next 12 months.

        At March 31, 2018, December 31, 2017 and December 31, 2016, we had approximately $7.9 million, $7.6 million and $8.7 million, respectively, of cash and cash equivalents and $50 million, $50 million and $15 million, respectively, of available borrowing capacity under our revolving credit facility. As of March 31, 2018, we had no borrowings outstanding under the revolving credit facility.

        Prior to our IPO, on January 25, 2018, Cactus LLC paid a cash distribution of $26.0 million to the Pre-IPO Owners. This distribution was funded by borrowing under the revolving credit facility. The purpose of the distribution was to provide funds to these owners to pay their federal and state tax liabilities associated with taxable income recognized by them in the period prior to the completion of our IPO as a result of their ownership interests in Cactus LLC. The borrowings under the revolving credit facility were repaid as of March 31, 2018.

Cash Flows

  Three Months Ended March 31, 2018 Compared to Three Months Ended March 31, 2017

        The following table summarizes our cash flows for the periods indicated:

	Three Months Ended March 31,
	2018	2017
	(in thousands)
Net cash provided by operating activities	$38,565	$5,932
Net cash used in investing activities	(15,687)	(8,501)
Net cash used in financing activities	(22,640)	(961)

        Net cash provided by operating activities was $38.6 million and $5.9 million for the three months ended March 31, 2018 and 2017, respectively. The primary reason for the change was a $21.6 million increase in net income and a $3.7 million period over period improvement in net working capital due to improved collections during the first quarter of 2018. We also had an increase of $7.4 million in non-cash items primarily related to the $4.3 million loss on debt extinguishment recorded in conjunction with the repayment of our term loan, $1.3 million of additional depreciation and $0.9 million difference in deferred income taxes.

        Net cash used in investing activities was $15.7 million and $8.5 million for the three months ended March 31, 2018 and 2017, respectively. The primary reason for the change was higher capital expenditures during 2018 related to our rental fleet to meet the increased customer demand for our frac equipment.

        Net cash used in financing activities was $22.6 million and $1.0 million for the three months ended March 31, 2018 and 2017, respectively. The primary reason for the change was the receipt of $469.6 million of net proceeds from our IPO and the Option, offset by (i) a $248.5 million repayment of the borrowings outstanding under our term loan and (ii) $216.4 million in redemptions of CW Units from certain direct and indirect owners of Cactus LLC in connection with our IPO. Additionally, we made a $26.0 million distribution to owners prior to our IPO to provide funds to pay their federal and state liabilities associated with taxable income recognized by them in the period prior to the completion of our IPO as a result of their ownership in Cactus LLC.

  Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

        The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2017	2016
	(in thousands)
Net cash provided by operating activities	$34,707	$23,975
Net cash used in investing activities	(30,678)	(17,358)
Net cash used in financing activities	(5,313)	(10,171)

        Net cash provided by operating activities was $34.7 million and $24.0 million for the years ended December 31, 2017 and 2016, respectively. The primary reason for the change was the $74.7 million increase in net income and $3.2 million increase in non-cash items, offset by a $67.2 million increase in net working capital items due to the significant increase in business activity during the second half of 2017.

        Net cash used in investing activities was $30.7 million and $17.4 million for the years ended December 31, 2017 and 2016, respectively. The primary reason for the change was higher capital expenditures during 2017 related to the additional investments in our rental fleet as market activity improved significantly during 2017.

        Net cash used in financing activities was $5.3 million and $10.2 million for the years ended December 31, 2017 and 2016, respectively. The primary reason for the change was due to less debt service in 2017 as 2016 included a partial redemption of principal under our term loan. Also, there were no distributions to members in 2017 compared to $2.1 million in 2016.

  Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

        The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,
	2016	2015
	(in thousands)
Net cash provided by operating activities	$23,975	$45,927
Net cash used in investing activities	(17,358)	(23,422)
Net cash used in financing activities	(10,171)	(22,776)

        Net cash provided by operating activities was $24.0 million and $45.9 million for the years ended December 31, 2016 and 2015, respectively. The primary cause of the reduction was the $29.4 million reduction in net income, partially offset by an $8.9 million reduction in net working capital items.

        Net cash used in investing activities was $17.4 million and $23.4 million for the years ended December 31, 2016 and 2015, respectively. The primary reason for the change was an $3.6 million reduction in capital expenditures from 2015 to 2016 following a facility expansion and additional purchases of property and equipment in 2015.

        Net cash used in financing activities was $10.2 million and $22.8 million for the years ended December 31, 2016 and 2015, respectively. The primary reason for the change was lower distributions to members of $10.2 million in 2016 compared to 2015.

Credit Agreement

        On July 31, 2014, we entered into a credit agreement with Credit Suisse AG as administrative agent, collateral agent and issuing bank, and the other lenders party thereto (the "Credit Agreement"). The Credit Agreement provides for a term loan tranche in an aggregate principal amount of $275.0 million, the outstanding balance of which was repaid in full with the net proceeds of the IPO, and a revolving credit facility of up to $50.0 million with a $10.0 million sublimit for letters of credit. The revolving credit facility matures on July 31, 2019.

        As of December 31, 2017 and 2016, we had $248.5 million and $251.1 million, respectively, of borrowings outstanding under the term loan, no borrowings outstanding under the revolving credit facility and no outstanding letters of credit. We used a portion of the net proceeds from our IPO, which we completed in February 2018, to repay the $248.5 million outstanding under the term loan, plus accrued interest.

        On January 25, 2018, Cactus LLC paid a cash distribution of $26.0 million to the Pre-IPO Owners. This distribution was funded by a $26.0 million borrowing under the revolving credit facility.

        The Credit Agreement is secured by liens on substantially all of our properties and guarantees from Cactus LLC and any future subsidiaries of Cactus LLC that may become guarantors under the Credit Agreement. The Credit Agreement contains restrictive covenants that may limit our ability to, among other things:

  •
  incur additional indebtedness;

  •
  incur liens;

  •
  enter into sale and lease-back transactions;

  •
  make investments or dispositions;

  •
  make loans to others;

  •
  enter into mergers or consolidations;

  •
  enter into transactions with affiliates;

  •
  issue additional equity interests at the subsidiary level or issue disqualified equity interests; and

  •
  make or declare dividends.

        The Credit Agreement also requires us to maintain a total leverage ratio, as defined in the Credit Agreement, of not more than 5:00 to 1:00 as of the last day of any fiscal quarter, if the total aggregate principal amount of borrowings and letters of credit outstanding under the revolving credit facility (but excluding (x) undrawn letters of credit which have been cash collateralized by at least 103% of the undrawn amount of such letters of credit and (y) any other undrawn letters of credit up to $2.5 million in the aggregate as of the last day of such fiscal quarter) exceeds an amount equal to 30% of the aggregate revolving credit commitments as of such day.

        If an event of default occurs under the Credit Agreement, subject to certain cure rights with respect to certain of the events of default, the lenders will be able to accelerate the maturity of the Credit Agreement and all outstanding amounts thereunder, foreclose on the collateral and/or terminate their revolving loan commitments. The Credit Agreement contains customary events of default, such as, among other things:

  •
  inaccuracy of any representation and warranty;

  •
  failure to repay principal and interest when due and payable;

  •
  failure to comply with the financial covenant or other covenants;

  •
  cross-default to certain other material indebtedness;

  •
  bankruptcy and other insolvency events;

  •
  the occurrence of certain litigation judgments; or

  •
  a change of control.

        As of March 31, 2018 and December 31, 2017, we were in compliance with all covenants under the Credit Agreement.

        Interest is payable quarterly for alternate base rate loans and at the end of the applicable interest period for Eurodollar loans (or quarterly if the applicable interest period is longer than three months). We have a choice of borrowing at an adjusted Eurodollar rate (subject to a 1.0% floor) plus an applicable margin or at the alternate base rate plus an applicable margin. The alternate base rate per annum is equal to the greatest of (i) the agent bank's reference prime rate, (ii) the federal funds effective rate plus 0.5% and (iii) the adjusted LIBO rate for a one month interest period plus 1.0%. The applicable margin with respect to any Eurodollar revolving loan ranges from 2.75% to 3.75% and alternate base rate revolving loan ranges from 1.75% to 2.75% based on our total leverage ratio. During the continuance of an event of default due to failure to pay interest or other amounts under the Credit Agreement, all overdue amounts under the Credit Agreement will bear interest at 2.0% plus the otherwise applicable interest rate.

        At March 31, 2018, the applicable margin on our revolving loans was 2.75% with an adjusted base rate of one or three month LIBOR. At December 31, 2017, the weighted average interest rate for the borrowings under the Credit Agreement was 7.3%.

Tax Receivable Agreement

        The Tax Receivable Agreement that Cactus Inc. entered into with the TRA Holders in connection with our IPO generally provides for the payment by Cactus Inc. to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances. Cactus Inc. will retain the benefit of the remaining 15% of these net cash savings. To the extent Cactus LLC has available cash, we intend to cause Cactus LLC to make generally pro rata distributions to its unitholders, including us, in an amount at least sufficient to allow us to pay our taxes and to make payments under the Tax Receivable Agreement.

        Except in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, we may generally elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest. In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity. For further discussion regarding the potential acceleration of payments under the Tax Receivable Agreement and its potential impact, please read "Risk Factors—Risks Related to this Offering and Our Class A Common Stock."

Contractual Obligations

        A summary of our contractual obligations as of March 31, 2018 is provided in the following table.

	Payments Due by Period For the Year Ending December 31,
	2018	2019	2020	2021	2022	Thereafter	Total
	(in thousands)
Operating lease obligations(1)	$4,376	$4,206	$3,782	$3,095	$2,043	$4,960	$22,462
Capital lease obligations(2)	4,732	6,420	4,461	494	—	—	16,107
Liability related to TRA(3)	—	5,840	3,168	3,255	3,331	47,395	62,989

Total	$9,108	$16,466	$11,411	$6,844	$5,374	$52,355	$101,558

(1)
Operating lease obligations relate to real estate, vehicles and equipment.

(2)
Capital lease obligations relate to vehicles used in our business.

(3)
Represents obligations by Cactus to make payments under the TRA. The amount and timing of payments is subject to change.

Critical Accounting Policies and Estimates

        The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of our consolidated financial statements. See Note 2 in the notes to the unaudited condensed consolidated financial statements and Note 2 in the notes to the audited consolidated financial statements included elsewhere in this prospectus for an expanded discussion of our significant accounting policies and estimates made by management.

Accounts Receivable

        We extend credit to customers in the normal course of business. In our determination of the allowance for doubtful accounts, we assess those amounts where there are concerns over collection and record an allowance for that amount. Estimating this amount requires us to analyze the financial condition of our customers, our historical experience and any specific concerns. By its nature, such an estimate is highly subjective and it is possible that the amount of accounts receivable that we are unable to collect may be different from the amount initially estimated.

        The allowance for doubtful accounts as of March 31, 2018 was $0.7 million, representing approximately 0.8% of our consolidated gross accounts receivable. The allowance for doubtful accounts as of December 31, 2017 was $0.7 million and $0.9 million as of December 31, 2016, representing approximately 1.0% and 2.6%, respectively, of our consolidated gross accounts receivable. A 10% increase in our allowance for doubtful accounts at March 31, 2018 would result in a change in reserves of less than $0.1 million and a change in income before income taxes by the same amount. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that were used to calculate our allowance for doubtful accounts.

Inventories

        Inventories are stated at the lower of cost or net realizable value. Cost is determined using standard cost (which approximates average cost) and weighted average methods. Costs include an application of related direct labor and overhead cost. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Reserves are made for obsolete and slow-moving items based on a range of factors, including age, usage and technological or market changes that may impact demand for those products. The amount of allowance recorded is subjective and it may be that the level of provision required may be different from that initially recorded.

        The inventory obsolescence reserve as of March 31, 2018 was $6.3 million, representing approximately 8.3% of our consolidated gross inventories. The inventory obsolescence reserve as of December 31, 2017 was $5.9 million and $4.8 million as of December 31, 2016, representing approximately 8.4% and 11.2%, respectively, of our consolidated gross inventories. A 10% increase in our inventory obsolescence reserve at March 31, 2018 would result in a change in reserves of approximately $0.6 million and a change in income before income taxes by the same amount. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that were used to calculate our inventory obsolescence reserve.

Long-Lived Assets

        Key estimates related to long-lived assets include useful lives and recoverability of carrying values. Such estimates could be modified, as impairment could arise as a result of changes in supply and demand fundamentals, technological developments, new competitors with cost advantages and the cyclical nature of the oil and gas industry. We evaluate long-lived assets for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Long-lived assets assessed for impairment are grouped at the lowest level for which identifiable cash flows are available, and a provision made where the cash flow is less than the carrying value of the asset. Actual impairment losses could vary from amounts estimated.

Goodwill

        Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired. Goodwill is not amortized, but is reviewed for impairment on an annual basis (or more frequently if impairment indicators exist). We have established December 31st as the date of our annual test for impairment of goodwill. We perform a qualitative assessment of the fair value of our reporting unit before calculating the fair value of the reporting unit in step one of the two-step goodwill impairment model. If, through the qualitative assessment, we determine that it is more likely than not that the reporting unit's fair value is greater than its carrying value, the remaining impairment steps would be unnecessary.

        If there are indicators that goodwill has been impaired and thus the two-step goodwill impairment model is necessary, step one is to determine the fair value of the reporting unit and compare it to the reporting unit's carrying value. Fair value is determined based on the present value of estimated cash flows using available information regarding expected cash flows of each reporting unit, discount rates and the expected long-term cash flow growth rates. If the fair value of the reporting unit exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded.

        Goodwill was $7.8 million as of March 31, 2018 as well as $7.8 million as of December 31, 2017 and 2016. We performed our annual impairment analysis and concluded there was no impairment. A 10% decrease in the fair value of our reporting unit at March 31, 2018 would not result in an impairment. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the carrying value of goodwill.

Product Warranties

        We generally warrant our manufactured products 12 months from the date placed in service, although where product failures arise, they typically manifest themselves at the time of installation at the well site. Most failures are the result of installation errors rather than product defects and are addressed by not charging service time required to remedy such errors. In rare instances, our customers request compensation for non-productive time at the well site. Any compensation provided is voluntarily granted to promote strong customer relationships, as our master service agreements include waivers of consequential damages.

        The accruals for product warranties as of March 31, 2018 were $0.6 million, representing approximately 0.2% of our annualized product revenues for the period. The accruals for product warranties as of December 31, 2017 were $0.3 million and $0.1 million as of December 31, 2016, representing approximately 0.2% and 0.1% of our annualized product revenues for the respective periods. A 10% increase in our accruals for product warranties at March 31, 2018 would result in a change in accruals of less than $0.1 million and a change in income before income taxes by the same amount. Currently, management does not believe that there is a reasonable likelihood that there will be a material change in the future estimates or assumptions that were used to calculate our accruals for product warranties.

Income Taxes

        Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax on its share of income from Cactus LLC. Cactus LLC is a limited liability company that is treated as a partnership for U.S. federal income tax purposes and files a U.S. Return of Partnership Income, which includes both U.S. and foreign operations. Consequently, the individual members of Cactus LLC are taxed on their share of Cactus LLC earnings for U.S. federal income tax purposes. Accordingly, no provision for U.S. federal income taxes is made in the accompanying consolidated financial statements related to income on individual members' share of income from Cactus LLC.

        We are subject to state taxes within the United States. However, the income generated by Cactus LLC flows through to the members' individual state tax returns. Additionally, our operations in both Australia and China are subject to local country income taxes.

        We follow guidance issued by the Financial Accounting Standards Board ("FASB"), which clarifies accounting for uncertainty in income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements and applies to all income tax positions. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

        Deferred taxes are recorded using the liability method, whereby tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in our tax returns.

        We account for any amounts payable under the Tax Receivable Agreement in accordance with ASC 450. We believe accounting for the Tax Receivable Agreement under the provisions of ASC 450 is appropriate, given the significant uncertainties regarding the amount and timing of payments, if any, to be made under the Tax Receivable Agreement.

  U.S. Federal Income Tax Reform

        On December 22, 2017, the President of the United States signed into law legislation informally known as the Tax Cuts and Jobs Act (the "Act"). The Act represents major tax reform legislation that, among other provisions, reduces the U.S. corporate tax rate. Since Cactus LLC is a pass-through entity, management considers that the abovementioned Act will have an immaterial impact related to historical deferred taxes. However, going forward, the Company will analyze the impact based on revised circumstances.

Fair Value Measures

        Fair value measurements—We record our financial assets and financial liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities, with the exception of certain assets and liabilities measured using the net asset value practical expedient, which are not required to be leveled. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

  •
  Level 1:  Unadjusted quoted prices in active markets for identical assets and liabilities.

  •
  Level 2:  Observable inputs other than quoted prices included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

  •
  Level 3:  Unobservable inputs reflecting management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

        Fair value of long-lived, non-financial assets—Long-lived, non-financial assets are measured at fair value on a non-recurring basis for the purposes of calculating potential impairment. The fair value measurements of our long-lived, non-financial assets measured on a non-recurring basis are determined by estimating the amount and timing of net future cash flows, which are Level 3 unobservable inputs, and discounting them using a risk-adjusted rate of interest. Significant increases or decreases in actual cash flows may result in valuation changes.

        Other fair value disclosures—The carrying amounts of cash and cash equivalents, receivables, accounts payable, short-term debt, commercial paper, debt associated with our Credit Agreement as well as amounts included in other current assets and other current liabilities that meet the definition of financial instruments, approximate fair value.

Stock-based Compensation

        We recognize stock-based compensation expense based on the calculated fair value of the award measured at the date of grant. Expense is recognized over the employee's requisite service period (generally the vesting period of the equity award).

Recent Accounting Pronouncements

  Standards Adopted

        In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-11, Simplifying the Measurement of Inventory, which requires companies to measure inventory at the lower of cost or net realizable value rather than at the lower of cost or market. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We adopted this ASU on January 1, 2017. The adoption of this pronouncement did not have any material impact on the consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. This new guidance includes provisions intended to simplify how share-based payments are accounted for and presented in the financial statements, including: a) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement; b) excess tax benefits should be classified along with other income tax cash flows as an operating activity; c) an entity can make an entity wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur; d) the threshold to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions; and e) cash paid by an employer should be classified as a financing activity when shares are directly withheld for tax withholding purposes. We adopted this ASU on January 1, 2017. The adoption of this pronouncement did not have any material impact on the consolidated financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, Cash Flow Statement (Topic 250). This new guidance addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including: debt prepayment or debt extinguishment costs, settlement of zero coupon debt instruments or other debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. We adopted this ASU on January 1, 2018. The adoption of this pronouncement did not have any material impact on the consolidated financials.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes the current revenue recognition guidance. The ASU is based on the principle that revenue is recognized to depict the transfer of goods and services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. We adopted this pronouncement on January 1, 2018 using the modified retrospective method. Based on the assessment performed, the adoption of this pronouncement did not have a material impact on the consolidated financial statements. We will provide additional disclosures, if any, regarding material differences in reported financial statement line items in 2018 when compared to the amounts that would have been reported under legacy accounting guidance.

        In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments in this standard provide a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not a business. We adopted this ASU on January 1, 2018. The adoption of this pronouncement did not have any material impact on the consolidated financials.

  Standards Not Yet Adopted

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Upon adoption of the new guidance, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The new guidance will be effective for fiscal years beginning after December 15, 2018. We are currently evaluating the impact this pronouncement will have on the consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other, which simplifies the accounting for goodwill impairment by eliminating Step 2 of the current goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the new standard, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The new guidance should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not expect the adoption of this pronouncement to have a material impact on the consolidated financial statements.

        In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220) Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this update allow a reclassification from accumulated other comprehensive income (loss) to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this update also require certain disclosures about stranded tax effects. The amendments in this update are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact this pronouncement will have on the consolidated financial statements.

Internal Controls and Procedures

        We are not currently required to comply with the SEC's rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we are required to comply with the SEC's rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which requires our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, management will not be required to make its first annual assessment of our internal control over financial reporting pursuant to Section 404 until December 31, 2018. We will not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting until our first annual report subsequent to our ceasing to be an "emerging growth company" within the meaning of Section 2(a)(19) of the Securities Act.

Remediation of Material Weakness in Internal Control Over Financial Reporting

        In connection with the audit of the consolidated financial statements of Cactus Wellhead, LLC, our predecessor for accounting purposes, for the year ended December 31, 2016, we identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

        We did not effectively operate controls in place over the review of the consolidated financial statements and related disclosures for 2016. This resulted in the identification of certain errors in the 2016 consolidated statement of cash flows that have been corrected as a revision of that statement.

        Changes were made to our controls and procedures during the quarter ended June 30, 2017, in an effort to remediate these deficiencies. Activities to remediate the previously identified material weakness include hiring additional experienced resources to manage the preparation of the consolidated financial statements and disclosures to allow more timely review of these consolidated financial statements and disclosures by management. With this change, we also added new controls and procedures related to the preparation of the consolidated financial statements and disclosures. In connection with these efforts, we documented the internal controls with respect to the preparation of the consolidated financial statements and disclosures and performed those controls in the preparation of the consolidated financial statements and disclosures.

        Neither our management nor an independent registered public accounting firm has performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. However, based on the actions described above, we have concluded that the previously identified and disclosed material weakness no longer exists as of December 31, 2017.

Inflation

        Inflation in the United States has been relatively low in recent years and did not have a material impact on our results of operations for the three months ended March 31, 2018 or years ended December 31, 2017 and 2016. Although the impact of inflation has been insignificant in recent years, it is still a factor in the United States economy, and we tend to experience inflationary pressure on wages and raw materials.

Off-Balance Sheet Arrangements

        Currently, we do not have off-balance sheet arrangements.

Quantitative and Qualitative Disclosure About Market Risk

        We are exposed to market risk from changes in foreign currency rates and changes in interest rates.

        We outsource certain of our wellhead equipment to suppliers in China, and our production facility in China assembles and tests these outsourced components, as we do not engage in machining operations in this facility. In addition, we have a service center in Australia that sells products, rents frac equipment and provides field services. To the extent either facility has net U.S. dollar denominated assets, our profitability is eroded when the U.S. dollar weakens against the Chinese Yuan and the Australian dollar. Our production facility in China generally has net U.S. dollar denominated assets, while our service center in Australia generally has net U.S. dollar denominated liabilities. The U.S. dollar translated profits and net assets of our facilities in China and Australia are eroded if the respective local currency value weakens against the U.S. dollar. We have not entered into any derivative arrangements to protect against fluctuations in foreign currency exchange rates.

BUSINESS

Our Company

        We design, manufacture, sell and rent a range of highly engineered wellhead and pressure control equipment. Our products are sold and rented principally for onshore unconventional oil and gas wells and are utilized during the drilling, completion (including fracturing) and production phases of our customers' wells. In addition, we provide field services for all of our products and rental items to assist with the installation, maintenance and handling of the wellhead and pressure control equipment.

        Our principal products include our Cactus SafeDrill™ wellhead systems as well as frac stacks, zipper manifolds and production trees that we design and manufacture. Every oil and gas well requires a wellhead, which is installed at the onset of the drilling process and which remains with the well through its entire productive life. The Cactus SafeDrill™ wellhead systems employ technology which allows technicians to land and secure casing strings more safely from the rig floor, reducing the need to descend into the cellar. We believe we are a market leader in the application of such technology, with thousands of our products sold and installed across the United States since 2011. During the completion phase of a well, we rent frac stacks, zipper manifolds and other high-pressure equipment that are used for well control and for managing the transmission of frac fluids and proppants during the hydraulic fracturing process. These severe service applications require robust and reliable equipment. For the subsequent production phase of a well, we sell production trees that regulate hydrocarbon production, which are installed on the wellhead after the frac stack has been removed. In addition, we provide mission-critical field services for all of our products and rental items, including 24-hour service crews to assist with the installation, maintenance and safe handling of the wellhead and pressure control equipment. Finally, we provide repair services for all of the equipment that we sell or rent.

        Our innovative wellhead products and pressure control equipment are developed internally. We believe our close relationship with our customers provides us with insight into the specific issues encountered in the drilling and completion processes, allowing us to provide them with highly tailored product and service solutions. We have achieved significant market share, as measured by the percentage of total active U.S. onshore rigs that we follow (which we define as the number of active U.S. onshore drilling rigs to which we are the primary provider of wellhead products and corresponding services during drilling), and brand name recognition with respect to our engineered products, which we believe is due to our focus on safety, reliability, cost effectiveness and time saving features. We optimize our products for pad drilling (i.e., the process of drilling multiple wellbores from a single surface location) to reduce rig time and provide operators with significant efficiencies that translate to cost savings at the wellsite.

        Our manufacturing and production facilities are located in Bossier City, Louisiana and Suzhou, China. While both facilities can produce our full range of products, our Bossier City facility has advanced capabilities and is designed to support time-sensitive and rapid turnaround orders, while our facility in China is optimized for longer lead time orders and outsources its machining requirements. Both our United States and China facilities are licensed to the latest API 6A specification for both wellheads and valves and API Q1 and ISO9001:2015 quality management systems.

        We operate 15 service centers in the United States, which are strategically located in the key oil and gas producing regions, including the Permian, SCOOP/STACK, Marcellus, Utica, Eagle Ford, Bakken and other active oil and gas regions in the United States. We also have one service center in Eastern Australia. These service centers support our field services and provide equipment assembly and repair services.

        The following table presents information regarding our consolidated revenues, net income (loss) and Adjusted EBITDA for the periods indicated.

	Three Months Ended March 31,		Years Ended December 31,
	2018	2017	2017	2016	2015
	($ in millions)
Total revenues	$115.1	$58.5	$341.2	$155.0	$221.4
Revenue contribution:
Product revenue	51.2%	56.5%	55.4%	50.1%	50.1%
Rental revenue	25.3%	22.2%	22.7%	28.6%	29.6%
Field service and other revenue	23.5%	21.3%	21.9%	21.3%	20.3%
Net income (loss)	$26.4	$4.9	$66.5	$(8.2)	$21.2
Adjusted EBITDA(1)	$42.7	$15.3	$112.1	$32.2	$63.1
Adjusted EBITDA as a % of total revenues(1)	37.1%	26.2%	32.9%	20.8%	28.5%

(1)
Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, the most directly comparable measure calculated in accordance with GAAP, please see "Selected Historical Financial Data—Non-GAAP Financial Measures."

        We believe these results have been due to our focus on providing industry-leading technology and service.

        The table below sets forth the number of active U.S. onshore rigs that we followed, the total number of active U.S. onshore rigs as reported by Baker Hughes and the percentage of the total number of active U.S. onshore rigs that we followed, as of the dates presented. We believe that comparing the total number of active U.S. onshore rigs to which we are providing our products and services at a given time to the total number of active U.S. onshore rigs on or about such time provides us with a reasonable approximation of our market share with respect to our wellhead products sold and the corresponding services we provide.

As of Mid-Month	Number of Active U.S. Onshore Rigs We Followed(1)	Total Number of Active U.S. Onshore Rigs(2)	Our Percentage of the Total Number of Active U.S. Onshore Rigs(3)
December 2011	15	1,931	0.8%
June 2012	47	1,899	2.5%
December 2012	75	1,729	4.3%
June 2013	100	1,694	5.9%
December 2013	119	1,703	7.0%
June 2014	158	1,780	8.9%
December 2014	179	1,820	9.8%
June 2015	119	825	14.4%
December 2015	99	684	14.5%
June 2016	68	388	17.5%
December 2016	129	601	21.5%
June 2017	220	902	24.4%
December 2017	245	909	27.0%
June 2018	275	1,035	26.6%

(1)
The number of active U.S. onshore rigs we followed represents the approximate number of active U.S. onshore drilling rigs to which we were the primary provider of wellhead products and corresponding services during drilling, as of mid-month.

(2)
Source: Baker Hughes Rig Count Data, as published on the Friday falling on or immediately preceding the 15th day of each month presented.

(3)
Represents the number of active U.S. onshore rigs we followed divided by the total number of active U.S. onshore rigs, as of mid-month.

        We have been expanding our market share since we began operating, including during the industry downturn that began in mid-2014. However, our financial results were burdened with significant interest expense associated with our term loan facility of $2.5 million and $4.8 million for the three months ended March 31, 2018 and 2017, respectively, and $20.0 million, $19.9 million and $21.3 million for the 2017, 2016 and 2015 fiscal years, respectively. We used a portion of the net proceeds from our IPO, which we completed in February 2018, to repay the term loan facility, so we no longer have interest expense associated with a term loan facility.

        As of March 31, 2018, December 31, 2017 and December 31, 2016, we had total assets of $358.3 million, $266.5 million and $165.3 million, respectively.

Our Industry

        Over the past decade, E&P companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America's unconventional oil and natural gas reservoirs. E&P companies utilize drilling and completions equipment and techniques, including hydraulic fracturing, that optimize cost and maximize overall production of a given well. Since the trough in the second quarter of 2016, the total number of active U.S. onshore rigs has increased by 176% as of June 22, 2018. Most industry experts are predicting a further, though less significant, increase in drilling and completions activity. In June 2018, Spears & Associates reported that the average number of U.S. wells drilled per year per horizontal rig had increased from 12 in 2011 to 19 in 2017, and the total U.S. onshore drilling rig count is expected to average 1,036 in 2018, 1,147 in 2019 and 1,214 in 2020, a material increase relative to the 2016 average reported by Baker Hughes of 483 rigs. Similarly, according to Spears & Associates, the total number of U.S. onshore wells drilled is expected to increase from 22,051 in 2017 to 24,679 in 2018, 27,062 in 2019 and 28,590 in 2020. Furthermore, according to Spears & Associates spending on onshore drilling and completions in the U.S. in 2018 is expected to increase 26% from 2017, 18% from 2018 to 2019 and 9% from 2019 to 2020. In addition, the EIA projects that the average WTI spot price will increase through 2040 from growing demand and the development of more costly oil resources.

        Our highly engineered wellhead and pressure control equipment is designed for horizontal wells and supports greater pad drilling efficiency while enhancing safety. We believe that demand for our products and services will continue to increase over the medium and long-term as a result of numerous favorable industry trends, including:

  •
  increases in customer drilling and completions budgets, particularly in the Permian, and to a more moderate extent in the Marcellus and Utica regions, some of the key unconventional basins where we operate;

  •
  an expected increase in horizontal wells as a percentage of all wells drilled;

  •
  increases in the number and intensity of fracturing stages for a typical wellbore;

  •
  an industry shift towards pad drilling and simultaneous fracturing operations, for which we believe E&P companies will seek to work with vendors that can provide a comprehensive suite of products and services to reduce pad congestion and who are focused on reliability and quality; and

  •
  increases in the number of DUC wells that will require fracturing in the future to become commercial.

Our Competitive Strengths

        Our primary business objective is to create value for our stockholders by serving as the preferred provider of wellhead and pressure control equipment to our customers through a comprehensive suite of products and services. We believe that the following strengths differentiate us from our peers and position us well to capitalize on increased opportunities across our footprint:

  •
  Leading provider of differentiated, innovative and mission-critical wellhead and pressure control equipment for the U.S. onshore unconventional market.  We are a leading wellhead and pressure control equipment provider to customers in all of the major U.S. onshore regions, the fastest growing oil and gas market. We manufacture products engineered specifically for the development of unconventional wells, and the products we provide are critical to well control. Our differentiated SafeDrill™ wellhead system is designed to mitigate safety hazards, reduce rig time and increase operating efficiencies when deployed onto a drilling pad. We introduced our SafeDrill™ technology soon after our founding in 2011. Similar to wellheads used in deepwater applications, our technology is utilized from the rig floor with less exposure to confined spaces such as wellsite cellars. Additionally, through operating trials and customer input, our wellheads have been tailored to address specific basin requirements. Our technologically advanced wellhead solutions are pad-optimized and result in reduced drilling times for our customers. This industry-leading technology, rather than price, defines our value proposition and has augmented our market share expansion.

  •
  Comprehensive and complementary provider of pressure control products and related services.  We are a pure-play provider of wellhead and pressure control equipment and related services. Our suite of products and services spans our customers' pressure control needs from the onset of drilling through completion to the commencement of production and over the productive life of their wells. With the growth of multi-well pad drilling and high-intensity completions, space restrictions and the increasing number of contractor personnel are leading our customers to seek vendors that can provide comprehensive and complementary product support and services. We believe that our suite of complementary products and services can provide a distinct competitive advantage relative to our peers, reducing well pad congestion, logistical complexities and safety oversight.

  •
  Responsive manufacturing in the United States and lower cost production in China.  We employ a dynamic blend of manufacturing capabilities. We have rapid turnaround surge capacity in Bossier City, Louisiana with technologically advanced machining capabilities to satisfy our customers' unplanned demand and a lower cost, longer lead-time production facility in Suzhou, China that outsources its machining requirements. We believe that we are one of only five API 6A licensed manufacturers of both wellheads and gate valves with meaningful capacity in the United States. Unlike the more traditional manufacturers, our Bossier City plant uses almost exclusively 5-axis machining centers, which maximize throughput by reducing machine set-up and queue times. In addition, we have a wholly-owned production facility in China, where we address a significant portion of our forecasted product needs. Our operation in China has access to significant capacity to fill, at a lower cost, large orders of high-quality components that are less time sensitive. Importantly, we have the ability to expand or contract our lower cost production capacity in China with minimal impact on capital expenditures, as our machining requirements at this facility are outsourced. We believe this diversity and flexibility of supply will continue to allow us to cost effectively better ensure availability of products.

  •
  Low capital intensity consumable product business model with proven ability to generate free cash flow.  For each well drilled, we have the ability to generate revenue across our product lines. Wellheads and production trees are generally single-use products employed on every well, while pressure control equipment is usually rented during the completion phase of a well. We are capable of supplying wellhead equipment, pressure control equipment and related services for a series of wells to be drilled by a specific rig, providing us with opportunities for recurring revenues. The combination of recurring revenues and relatively low capital requirements of our business model allows us to consistently generate attractive margins and free cash flow. We had net income of $26.4 million and $4.9 million for the three months ended March 31, 2018 and 2017, and net income of $66.5 million for the 2017 fiscal year, a net loss of $8.2 million for the 2016 fiscal year and net income of $21.2 million for the 2015 fiscal year. We generated Adjusted EBITDA of $42.7 million and $15.3 million for the three months ended March 31, 2018 and 2017, respectively, and $112.1 million, $32.2 million and $63.1 million for the 2017, 2016 and 2015 fiscal years, respectively. For the three months ended March 31, 2018 and 2017, our Adjusted EBITDA represented 37.1% and 26.2%, respectively, of our total revenues, and for the years ended December 31, 2017, 2016 and 2015, our Adjusted EBITDA represented 32.9%, 20.8% and 28.5%, respectively, of our total revenues, which we believe has been a result of our focus on providing industry-leading technology and service. Since mid-2014, we have been expanding our market share, despite the downturn in the industry. However, our financial results were burdened with significant interest expense associated with our term loan facility of $2.5 million and $4.8 million for the three months ended March 31, 2018 and 2017, respectively, and $20.0 million, $19.9 million and $21.3 million for the 2017, 2016 and 2015 fiscal years, respectively. We used a portion of the net proceeds from our IPO, which we completed in February 2018, to repay the term loan facility, so we no longer have interest expense associated with a term loan facility. Adjusted EBITDA is a non-GAAP financial measure. For a definition of Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, please see "Selected Historical Financial Data—Non-GAAP Financial Measures."

  •
  Well-positioned to capitalize on the U.S. onshore unconventional oil and gas market growth.  We have 15 service centers in the United States that are strategically located in key oil and gas producing regions, enabling us to service a majority of the U.S. onshore unconventional market. We believe we are well-positioned to capitalize on the expected growth of the U.S. oil and gas market and will benefit from the projected increase in well count. As of June 2018, Spears & Associates expected total U.S. onshore wells drilled to increase by approximately 12% from 2017 to 2018, 10% from 2018 to 2019 and 6% from 2019 to 2020. Furthermore, the industry trend towards pad drilling and increased completions intensity is expected to drive greater demand for the premium equipment and services we provide.

  •
  High quality and diverse customer base of leading independent operators across key basins.  We work with some of the most active and well capitalized independent operators in the basins we serve. Our revenue generation is not heavily weighted towards any one particular customer. Our largest customer for the three months ended March 31, 2018 comprised 11% of our total revenue for such period, and no other customer accounted for more than 10% of our revenue for such period. Only four companies represented more than 5% of our revenues over the same period. Our differentiated products and services, customer responsiveness, aftermarket services and safety focus have driven strong relationships with our diversified customer base. In many instances, our management team's relationships with customers span over a decade. The quantifiable benefits of our products have resulted in their adoption by many of our customers across multiple basins. As a result, since 2014, we have achieved a material increase in the percentage of active U.S. onshore rigs served during the industry downturn, from approximately 8.9% served in June 2014 to approximately 26.6% served in June 2018.

  •
  Highly experienced management and operating team with strong industry relationships.  Our senior management team includes our co-founders, Scott Bender (our Chief Executive Officer) and Joel Bender (our Chief Operating Officer), who are highly experienced and respected in the oilfield services industry. Together they have built or made profitable similar businesses which were ultimately sold to General Electric and Cameron (Schlumberger). In addition to the Benders, the management team is supported by more than 20 key employees, many of whom have worked with the Benders for over two decades. Furthermore, our management team has extensive international experience, including Canada, Latin America, the Middle East and North Africa, and the Far East. We believe our stable management team combined with our track record of success have allowed us to attract and retain the best industry talent.

Our Strategy

        We intend to achieve our primary business objective by successful execution of the following strategies:

  •
  Targeting growth of the U.S. onshore unconventional oil and gas market.  U.S. onshore unconventional resources have emerged as a low-cost and flexible supply of crude oil and natural gas. We focus on serving this market and increasing market share. Our suite of products and services is specifically designed for the U.S. onshore unconventional oil and gas market, and we believe that rising well counts, greater focus on pad drilling and increasing completions intensity will make the U.S. onshore unconventional market the highest margin and fastest growing oil and gas market in the world over the near term. Although not our current focus, our management team has extensive international experience that we believe would allow us to pursue potential international expansion opportunities profitably.

  •
  Continuing to introduce product enhancements responsive to our customers' evolving drilling and completions needs.  We enjoy a reputation for rapidly developing and incorporating design features supportive of our customers' unrelenting pursuit of productivity gains. Our technical experts and leadership team will continue to work closely with our customer base to identify and develop such value-added technologies. We will continue investing in the design and manufacture of high-quality products, which reduce costs, increase operating efficiencies and improve the safety of our customers' wellsite operations.

  •
  Focusing on increasing market share in frac rentals.  During the industry downturn that began in mid-2014, longer laterals and higher intensity fracturing have resulted in greater wear and tear to the industry's pressure control equipment. To address this issue, we developed a new technology that improves the reliability of our frac valves, reducing non-productive times at the wellsite and virtually eliminating the requirement for expensive and time-consuming weld repairs in the seat pockets due to metal loss. Since early 2016, we have been upgrading our existing rental fleet with this new technology. We will continue to invest in engineering innovations designed to improve our rental fleet utilization by reducing the duration and expense of the repair cycle.

  •
  Investing in our supply chain and service infrastructure.  We are focused on the continuous improvement of our internal manufacturing processes and our third party suppliers. We strive to ensure uninterrupted product flow, reduce our total production costs and enhance product reliability. We believe that locating service capabilities in close proximity to field locations improves response time, further reduces costs and augments customer service.

  •
  Attracting and retaining best-in-class personnel and maintaining a strong safety and service culture.  Our ability to attract and retain top talent has become critical to our strong safety and service culture. We have attracted, and expect to continue to attract, some of the industry's most experienced and well-regarded managers, salespeople, technical field experts, and service center managers. We will continue to invest in the development of our personnel and our safety management system so that we can continue to be an industry leader in providing a high quality service experience. We believe our high regard for safety, quality and service differentiates us with our customers and allows us to expand our market share.

  •
  Maintaining a conservative balance sheet to preserve operational and strategic flexibility.  We carefully manage our liquidity by continuously monitoring cash flow, capital spending and debt capacity. Our focus on maintaining our financial strength and flexibility provides us with the ability to execute our strategy through industry volatility and commodity price cycles. We intend to maintain a conservative approach to managing our balance sheet to preserve operational and strategic flexibility.

Our History

        We began operating in August 2011, following the formation of Cactus LLC by Scott Bender and Joel Bender, who have owned or operated wellhead manufacturing businesses since the late 1970s, and Cadent, as its equity sponsor. We acquired our primary manufacturing facility in Bossier City, Louisiana from one of our Pre-IPO Owners in September 2011 and established our other production facility, located in Suzhou, China, in December 2013. Since we began operating, we have grown to 14 U.S. service centers located in Texas, Louisiana, Colorado, Wyoming, New Mexico, Oklahoma, Pennsylvania and North Dakota. In July 2014, we formed Cactus Wellhead Australia Pty, Ltd and established a service center to develop the market for our products in Eastern Australia.

Suppliers and Raw Materials

General

        Forgings, castings and bar stock represent the principal raw materials used in the manufacture of our products and rental equipment. In addition, we require accessory items (such as elastomers, ring gaskets, studs and nuts) and machining services. We purchase these items and services from over 250 vendors, both in the United States and China. For the three months ended March 31, 2018 and for the years ended December 31, 2017, 2016 and 2015, approximately $10.4 million, $33.4 million, $10.8 million and $18.1 million, respectively, of machined component purchases were made from a vendor located in China, representing approximately 21%, 22%, 20% and 27%, respectively, of our total third-party vendor purchases of raw materials, finished products, equipment, machining and other services. Although we have historically made purchases from this vendor pursuant to a long term contract, such contract expired at the end of 2016. We are currently purchasing from this vendor on terms substantially similar to those contained in the expired agreement. We expect to negotiate a new agreement with such vendor on terms similar to those in the expired agreement. Although our relationships with our existing vendors, including the Chinese vendor referred to above, are important to us, we do not believe that we are substantially dependent on any individual vendor to supply our required materials or services. The materials and services essential to our business are normally readily available and, where we use one or a few vendors as a source of any particular materials or services, we believe that we can, within a reasonable period of time, make satisfactory alternative arrangements in the event of an interruption of supply from any vendor.

        We believe that our materials and services vendors have the capacity to meet additional demand should we require it.

Impact of Section 232 of the Trade Expansion Act of 1962

        On March 8, 2018, the President of the United States issued two proclamations imposing tariffs on imports of certain steel and aluminum products, effective March 23, 2018. The decision was made in response to the Department of Commerce's findings and recommendations in its reports of its investigations into the impact of imported steel and aluminum on the national security of the United States pursuant to Section 232. Specifically, the President imposed a 25 percent global tariff on certain imported steel mill products and a 10 percent global tariff on certain imported aluminum products. On March 8, 2018 and March 22, 2018, the President issued proclamations temporarily exempting Mexico,

Canada, Australia, Argentina, South Korea, Brazil and the European Union from the global steel and aluminum tariffs to imports until May 1, 2018. The President subsequently announced that the United States had successfully concluded discussions with South Korea on satisfactory alternative means to address U.S. national security threats posed by steel article imports from South Korea, thereby permanently excluding South Korea from the steel tariff, and had agreed in principle with Argentina, Australia and Brazil on satisfactory alternative means to address U.S. national security threats posed by steel and aluminum articles imported from those countries, and thus extended the temporary exemption of steel and aluminum products from those countries until details of those agreements are finalized and implemented. On May 31, 2018, the President issued proclamations permanently excluding Australia, Argentina and Brazil from the steel tariff and Australia and Argentina from the aluminum tariff, though imports of steel from Argentina and Brazil, as well as South Korea, and imports of aluminum from Argentina are subject to absolute quotas. Though the President had temporarily exempted tariffs on steel and aluminum imports on from the European Union, Canada and Mexico, on May 31, 2018, the President opted to not extend such exemptions and as a result, imports of steel and aluminum from the European Union, Canada, and Mexico are subject to tariffs effective June 1, 2018. The tariffs and quotas could cause the cost of raw materials to increase, although the impact to us of Section 232 remains uncertain.

Customers

        We serve over 200 customers representing major independent and other oil and gas companies with operations in the key U.S. oil and gas producing regions including the Permian, SCOOP/STACK, Marcellus, Utica, Eagle Ford, Bakken and other active oil and gas regions, as well as in Australia. For the three months ended March 31, 2018, Pioneer Natural Resources represented 11% of our total revenue and no other customer represented 10% or more of our total revenue. For the year ended December 31, 2017, Pioneer Natural Resources represented 11% of our total revenue and no other customer represented 10% or more of our total revenue. For each of the years ended December 31, 2016 and 2015, Devon Energy Corporation represented 12% of our total revenue, and no other customer represented 10% or more of our total revenue.

Manufacturing

        Our manufacturing and production facilities are located in Bossier City, Louisiana and Suzhou, China. While both facilities can produce our full range of products, our Bossier City facility has advanced capabilities and is designed to support time-sensitive and rapid turnaround orders, while China is optimized for longer lead time orders and outsources its machining requirements. Both our U.S. and China facilities are API certified to the API 6A specification for both wellheads and valves and API Q1 and ISO9001:2015 quality management systems.

        Our Bossier City facility is configured to provide rapid-response production of made-to-order equipment. Where typical manufacturing facilities are designed to run in batches with different machining processes occurring in stages, this facility uses highly-capable computer numeric control (or CNC) machines to perform substantially all machining of the product in a single step. We believe eliminating the setup and queue times between machining processes allows us to offer significantly shorter order-to-delivery time for equipment than our competitors, albeit at higher costs than China. Responsiveness to urgent needs strengthens our relationship with key customers.

        Our Bossier City manufacturing facility also functions as a repair and testing facility with its API 6A PSL3 certification and full QA/QC department. The facility also has the ability to perform hydrostatic testing, phosphate and oiling, copper coating and frac valve remanufacturing.

        Our production facility in China is configured to efficiently produce our range of pressure control products and components for less time-sensitive, higher-volume orders. All employees in our Suzhou facility are Cactus employees, which we believe is a key factor in ensuring high quality. Our Suzhou facility currently assembles and tests some machined components before shipment to the United States or Australia.

Properties

        The following tables set forth information with respect to our facilities.

Location	Type	Own/ Lease	Approximate Size	Status
United States:
Athens, PA	Service Center	Lease	6,500 sq. ft.	Active
Bossier City, LA(1)	Manufacturing Facility and Service Center	Lease	38,000 sq. ft.	Active
Bossier City, LA(1)	Manufacturing Facility and Service Center	Own	74,000 sq. ft./5.7 acres	Active
Bossier City, LA(2)	Land Adjacent to Manufacturing Facility	Own	10.0 acres	Undeveloped
Bridgeport, TX	Service Center	Lease	6,000 sq. ft.	Active
Broussard, LA	Service Center	Lease	17,500 sq. ft.	Active
Carlsbad, NM	Service Center	Lease	5,000 sq. ft.	Active
Casper, WY	Service Center	Lease	5,000 sq. ft.	Active
Center, TX(3)	—	Lease	18,125 sq. ft.	Idle / Storage
Donora, PA	Service Center	Lease	37,000 sq. ft.	Active
DuBois, PA	Service Center	Lease	20,580 sq. ft.	Active
DuBois, PA	Land Adjacent to Service Center	Own	5.1 acres	Undeveloped
Fort Lupton, CO	Service Center	Lease	16,800 sq. ft.	Active
Grand Junction, CO	Service Center	Lease	7,200 sq. ft.	Active
Houston, TX(4)	—	Lease	20,000 sq. ft.	Idle / Sub-leased to third party
Houston, TX	Administrative Headquarters	Lease	23,125 sq. ft.	Active
Kilgore, TX(4)	—	Lease	24,000 sq. ft.	Portions sub-leased to third party / Storage
LaSalle, CO	Service Center	Lease	6,800 sq. ft.	Idle
Midland, TX(3)	—	Lease	11,500 sq. ft.	Sub-leased to third party
New Waverly, TX	Service Center / Land	Own	21,000 sq. ft./8.7 acres	Active
Odessa, TX	Service Center	Lease	63,750 sq. ft.	Active
Odessa, TX	Land	Own	9.1 acres	Undeveloped
Oklahoma City, OK	Service Center	Lease	51,547 sq. ft.	Active
Oklahoma City, OK	Service Center	Lease	20,200 sq. ft.	Idle / Vacant
Pleasanton, TX	Service Center	Lease	18,125 sq. ft.	Active
Pleasanton, TX	Land Adjacent to Service Center	Own	5.4 acres	Storage
Williston, ND	Service Center	Lease	22,825 sq. ft.	Active
Williston, ND	Land Adjacent to Service Center	Own	3.1 acres	Undeveloped
China and Australia:
Queensland, Australia	Service Center / Land	Lease	15,000 sq. ft.	Active
Suzhou, China	Production Facility	Lease	89,535 sq. ft.	Active

(1)
Consists of various facilities adjacent to each other constituting our manufacturing facility and service center.

(2)
Consists of various parcels of contiguous land adjacent to our manufacturing facility currently being developed for additional warehouse space.

(3)
Previously operated as a service center.

(4)
Previously operated as a manufacturing facility.

Competition

        The markets in which we operate are highly competitive. We believe that we are one of the largest suppliers of wellheads in the United States. We compete with divisions of Schlumberger, Baker Hughes a GE company, Weir and TechnipFMC as well as with a number of smaller companies. We believe that the wellhead market is relatively concentrated, with Cactus, Schlumberger and Baker Hughes representing over 50% of the market. Similar to Cactus, each of Schlumberger, Baker Hughes and TechnipFMC manufactures their own engineered products.

        We believe that the rental market for frac stacks and related flow control equipment is more fragmented than the wellhead product market. Cactus does not believe that any individual company represents more than 10% of the market. As is the case in the wellhead market, Cactus, Schlumberger, Baker Hughes and TechnipFMC rent internally engineered and manufactured products. Other competitors generally rent foreign designed and manufactured generic products.

        We believe that the principal competitive factors in the markets we serve are technical features, equipment availability, work force competency, efficiency, safety record, reputation, experience and price. Additionally, projects are often awarded on a bid basis, which tends to create a highly competitive environment. While we seek to be competitive in our pricing, we believe many of our customers elect to work with us based on product features, safety, performance and quality of our crews, equipment and services. We seek to differentiate ourselves from our competitors by delivering the highest-quality services and equipment possible, coupled with superior execution and operating efficiency in a safe working environment.

Trademarks and Other Intellectual Property

        Trademarks are important to the marketing of our products. We consider the Cactus Wellhead trademark to be important to our business as a whole. Additionally, the SafeDrillTM trademark is complementary to our marketing efforts and brand recognition. These trademarks are registered in the United States.

        We also rely on trade secret protection for our confidential and proprietary information. To protect our information, we customarily enter into confidentiality agreements with our employees and suppliers. There can be no assurance, however, that others will not independently obtain similar information or otherwise gain access to our trade secrets.

Cyclicality

        We are substantially dependent on conditions in the oil and gas industry, including the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies. The level of exploration, development and production activity is directly affected by trends in oil and natural gas prices, which has historically been volatile, and by capital spending discipline imposed by customers.

        Declines, as well as anticipated declines, in oil and gas prices could negatively affect the level of these activities and capital spending, which could adversely affect demand for our products and services and, in certain instances, result in the cancellation, modification or rescheduling of existing and expected orders and the ability of our customers to pay us for our products and services. These factors could have an adverse effect on our revenue and profitability.

Seasonality

        Our business is not significantly impacted by seasonality, although our fourth quarter has historically been impacted by holidays and our clients' budget cycles.

Environmental, Health and Safety Regulation

        Our operations are subject to domestic (including U.S. federal, state and local) and international regulations with regard to air, land and water quality and other environmental matters. We believe we are in substantial compliance with these regulations. Laws and regulations to minimize and mitigate risks to the environment and to workplace safety continue to be enacted. Changes in standards of enforcement of existing regulations, as well as the enactment and enforcement of new legislation, may require us and our customers to modify, supplement or replace equipment or facilities or to change or discontinue present methods of operation. Our environmental compliance expenditures, our capital costs for environmental control equipment, and the market for our products may change accordingly.

        Hazardous Substances and Waste.    The Resource Conservation and Recovery Act (or RCRA) and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the Environmental Protection Agency (or EPA), the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. We are required to manage the transportation, storage and disposal of hazardous and non-hazardous wastes generated by our operations in compliance with applicable laws, including RCRA.

        The Comprehensive Environmental Response, Compensation, and Liability Act (or CERCLA), also known as the Superfund law, imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the current and former owner or operator of the site where the release occurred, and anyone who disposed of or arranged for the disposal of a hazardous substance released at the site. We currently own, lease, or operate numerous properties used for manufacturing and other operations. We also contract with waste removal services and landfills. In the event of a release from these properties, under CERCLA, RCRA and analogous state laws, we could be required to remove substances and wastes, remediate contaminated property, or perform remedial operations to prevent future contamination even if the releases are not from our operations. In addition, neighboring landowners and other third parties may also file claims for personal injury and property damage allegedly caused by releases into the environment. Any obligations to undertake remedial operations in the future may increase our cost of doing business and may have a material adverse effect on our results of operations and financial condition.

        Water Discharges.    The Federal Water Pollution Control Act (or the Clean Water Act) and analogous state laws restrict and control the discharge of pollutants into waters of the United States. Discharges to water associated with our operations require appropriate permits from state agencies and may add material costs to our operations. The adoption of more stringent criteria in the future may also increase our costs of operation. The Clean Water Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act of 1990, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges. In addition, in 2015 the EPA and U.S. Army Corps of Engineers ("Corps") finalized a rule that expanded the scope of waters subject to Clean Water Act jurisdiction. If implemented, this rule may have a material adverse effect on the operation costs of customers, thereby potentially reducing demand for our products. The rule was stayed nationwide in late 2015, however, and the EPA and the Corps have proposed to repeal the rule and reinstate the pre-2015 rule. On February 6, 2018, the EPA and Corps published a final rule adding a February 6, 2020 applicability date to the 2015 rule. Thereafter, on February 28, 2018, the nationwide stay was vacated.

        Employee Health and Safety.    We are subject to a number of federal and state laws and regulations, including OSHA and comparable state statutes, establishing requirements to protect the health and safety of workers. In addition, the OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities and the public. Substantial fines and penalties can be imposed and orders or injunctions limiting or prohibiting certain operations may be issued in connection with any failure to comply with laws and regulations relating to worker health and safety.

        API Certifications.    Our manufacturing facility and our production facility are currently certified by the API as being in compliance with API 6A specification for both wellheads and valves and API Q1 and ISO9001:2015 quality management systems. These standards have also been incorporated into regulations adopted by the Bureau of Safety and Environmental Enforcement ("BSEE") that apply to the oil and gas industries that operate on the outer continental shelf. API's standards are subject to revision, however, and there is no guarantee that future amendments or substantive changes to the standards would not require us to modify our operations or manufacturing processes to meet the new standards. Doing so may materially affect our operation costs. We also cannot guarantee that changes to the standards would not lead to the rescission of our licenses should we be unable to make the changes necessary to meet the new standards. Furthermore, these facilities are subjected to annual audits by the API. Loss of our API licenses could materially affect demand for these products.

        Climate Change.    International, national and state governments and agencies are currently evaluating and/or promulgating legislation and regulations that are focused on restricting emissions commonly referred to as greenhouse gas (or GHG) emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Consideration of further legislation or regulation may be impacted by the Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015 and which calls on signatories to set progressive GHG emission reduction goals. Although the United States became a party to the Paris Agreement in April 2016, the Trump administration announced in June 2017 its intention to either withdraw from the Agreement or renegotiate more favorable terms. However, the Paris Agreement stipulates that participating countries must wait four years before withdrawing from the agreement. Despite the planned withdrawal, certain U.S. city and state governments have announced their intention to satisfy their proportionate obligations under the Paris Agreement. These commitments could further reduce demand and prices for fossil fuels produced by our customers. In the United States, the EPA has made findings under the Clean Air Act that GHG emissions endanger public health and the environment, resulting in the EPA's adoption of regulations requiring construction and operating permit reviews of both existing and new stationary sources with major emissions of GHGs, which reviews require the installation of new GHG emission control technologies. However, in October 2017, the EPA announced a proposal to repeal its regulation of GHG emissions from existing stationary sources. The EPA has also promulgated rules requiring the monitoring and annual reporting of GHG emissions from certain sources, including onshore and offshore oil and natural gas production facilities and onshore oil and natural gas processing, transmission, storage and distribution facilities. In addition, in May 2016, the EPA finalized a rule that set additional emissions limits for volatile organic compounds and established new methane emission standards for certain new, modified or reconstructed equipment and processes in the oil and natural gas source category, including production, processing, transmission and storage activities. In June 2017, the EPA issued an administrative stay of key provisions of the rule, but was promptly ordered by the D.C. Circuit to implement the rule. The EPA also published proposed 60-day and two-year stays of certain provisions in June 2017 and published a Notice of Data Availability in November 2017 seeking comment and providing clarification regarding the agency's legal authority to stay the rule.

        It is too early to determine whether, or in what form, further regulatory action regarding greenhouse gas emissions will be adopted or what specific impact a new regulatory action might have on us or our customers. Generally, the anticipated regulatory actions do not appear to affect us in any material respect that is different, or to any materially greater or lesser extent, than other companies that are our competitors. However, to the extent our customers are subject to these or other similar proposed or newly enacted laws and regulations, the additional costs incurred by our customers to comply with such laws and regulations could impact their ability or desire to continue to operate at current or anticipated levels, which would negatively impact their demand for our products and services. In addition, any new laws or regulations establishing cap-and-trade or that favor the increased use of non-fossil fuels may dampen demand for oil and gas production and lead to lower spending by our customers for our products and services. Similarly, to the extent we are or become subject to any of these or other similar proposed or newly enacted laws and regulations, we expect that our efforts to monitor, report and comply with such laws and regulations, and any related taxes imposed on companies by such programs, will increase our cost of doing business and may have a material adverse effect on our financial condition and results of operations. Moreover, any such regulations could ultimately restrict the exploration and production of fossil fuels, which could adversely affect demand for our products.

        Hydraulic Fracturing.    Many of our customers utilize hydraulic fracturing in their operations. Environmental concerns have been raised regarding the potential impact of hydraulic fracturing on underground water supplies. These concerns have led to several regulatory and governmental initiatives in the United States to restrict the hydraulic fracturing process, which could have an adverse impact on our customers' completions or production activities. For example, in December 2016, the EPA released its final report on the potential impacts of hydraulic fracturing on drinking water resources, concluding that "water cycle" activities associated with hydraulic fracturing may impact drinking water resources "under some circumstances," including water withdrawals for fracturing in times or areas of low water availability; surface spills during the management of fracturing fluids, chemicals or produced water; injection of fracturing fluids into wells with inadequate mechanical integrity; injection of fracturing fluids directly into groundwater resources; discharge of inadequately treated fracturing wastewater to surface waters; and disposal or storage of fracturing wastewater in unlined pits. In other examples, the EPA has issued final regulations under the U.S. Clean Air Act governing performance standards, including standards for the capture of air emissions released during hydraulic fracturing, though the EPA is currently reconsidering these standards, and published in June 2016 a final rule prohibiting the discharge of wastewater from hydraulic fracturing operations to publicly owned wastewater treatment plants. Also, the U.S. Bureau of Land Management finalized rules in March 2015 that imposed new or more stringent standards for performing hydraulic fracturing on federal and American Indian lands. While the agency subsequently published a final rule rescinding the 2015 rule in December 2017, this decision is currently subject to legal challenge. In addition, in some instances, states and local governments have enacted more stringent hydraulic fracturing restrictions or bans on hydraulic fracturing activities. These and other similar state and foreign regulatory initiatives, if adopted, would establish additional levels of regulation for our customers that could make it more difficult for our customers to complete natural gas and oil wells and could adversely affect the demand for our equipment and services, which, in turn, could adversely affect our results of operations, financial condition and cash flows.

        State and federal regulatory agencies have also recently focused on a possible connection between the operation of injection wells used for oil and gas waste disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. When caused by human activity, such events are called induced seismicity. Developing research suggests that the link between seismic activity and wastewater disposal may vary by region, and that only a very small fraction of the tens of thousands of injection wells have been suspected to be, or have been, the likely cause of induced seismicity. In March 2016, the United States Geological Survey identified six states with the most significant hazards from induced seismicity, including Oklahoma, Kansas, Texas, Colorado, New Mexico, and Arkansas. In light of these concerns, some state regulatory agencies have modified their regulations or issued orders to address induced seismicity. Increased regulation and attention given to induced seismicity could lead to greater opposition to, and litigation concerning, oil and gas activities utilizing hydraulic fracturing or injection wells for waste disposal, which could indirectly impact our business, financial condition and results of operations. In addition, these concerns may give rise to private tort suits from individuals who claim they are adversely impacted by seismic activity they allege was induced. Such claims or actions could result in liability for property damage, exposure to waste and other hazardous materials, nuisance or personal injuries, and require our customers to expend additional resources or incur substantial costs or losses. This could in turn adversely affect the demand for our products.

        Although we do not conduct hydraulic fracturing, increased regulation and attention given to the hydraulic fracturing process could lead to greater opposition to oil and gas production activities using hydraulic fracturing techniques. In addition, the adoption of new laws or regulations at the federal, state, local or foreign level imposing reporting obligations on, or otherwise limiting, delaying or banning, the hydraulic fracturing process or other processes on which hydraulic fracturing relies, such as water disposal, could make it more difficult to complete oil and natural gas wells, increase our customers' costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our products.

        Offshore Drilling.    Various new regulations intended to improve offshore safety systems and environmental protection have been issued since 2010 that have increased the complexity of the drilling permit process and may limit the opportunity for some operators to continue deepwater drilling in the U.S. Gulf of Mexico, which could have an adverse impact on our customers' activities. For example, in April 2016, BSEE published a final blowout preventer systems and well control rule that focuses on blowout preventer requirements and includes reforms in well design, well control, casing, cementing, real-time well monitoring and subsea containment. Additionally, in July 2016, the Bureau of Ocean Energy Management issued a notice to lessees ("NTL"), effective September 30, 2016, setting out new financial assurance requirements for offshore leases intended to ensure that leaseholders will be able to cover the costs of decommissioning. In January 2017, the Bureau extended the NTL implementation timeline for certain leases by an additional six months. In May 2017, the Bureau began a review of the NTL to determine whether it should be implemented. In June 2017, the Bureau again extended the implementation timeline for the NTL. If these new financial assurance requirements remain in place, they may increase our customers' operating costs and impact our customers' ability to obtain leases, thereby reducing demand for our products. Additional regulation includes a third-party certification requirement promulgated by the Bureau of Safety and Environmental Enforcement (or BSEE) in September 2016 under which offshore operators must certify through an independent third party that their critical safety and pollution prevention equipment is operational and will function as designed in the most extreme conditions. However, the BSEE published a proposed rule in December 2017 to rescind this requirement, allowing equipment to demonstrate its adequacy through various industry standards, such as those established by the API. Third-party challenges to industry operations in the U.S. Gulf of Mexico may also serve to further delay or restrict activities. Although our operations are predominately onshore, if the new regulations, policies, operating procedures and possibility of increased legal liability are viewed by our current or future customers as a significant impairment to expected profitability on projects or an unjustifiable increase in risk, they could discontinue or curtail their offshore operations, thereby adversely affecting the demand for our equipment and services, which, in turn could adversely affect our results of operations, financial condition and cash flows.

        Chinese Environmental Law.    As we have manufacturing operations in the People's Republic of China (or PRC), we are regulated by various PRC national and local environmental protection laws, regulations and policies. Chinese PRC environmental laws and regulations include national and local standards governing activities that may impact human health and the environment. These laws and regulations set standards for emissions control, discharges to surface and subsurface water, and the generation, handling, storage, transportation, treatment and disposal of waste materials. Although we believe that our operations are in substantial compliance with current environmental laws and regulations, we may not be able to comply with these regulations at all times as the PRC environmental legal regime is evolving and becoming more stringent. Therefore, if the PRC government imposes more stringent regulations in the future, we will have to incur additional and potentially substantial costs and expenses to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in any material aspects, we may suffer from negative publicity and may be required to pay substantial fines, suspend or even cease operations.

        Companies must register or file an environmental impact report with the appropriate environmental bureau before starting construction or any major expansion or renovation of a new production facility. Before commencing operations, the agency must inspect the new or renovated facility and determine that all necessary equipment has been installed as required by applicable environmental protection requirements.

        Chinese PRC authorities have the power to issue fines and penalties for non-compliance and can also require violators to cease operations until compliance has been restored. We cannot currently predict the extent of future capital expenditures, if any, required for compliance with environmental laws and regulations, which may include expenditures for environmental control facilities.

Insurance and Risk Management

        We provide products and systems to customers involved in oil and gas exploration, development and production. We also provide parts, repair services and field services associated with installation at all of our facilities and service centers in the United States and at our facility in Australia, as well as at customer sites. Our operations are subject to hazards inherent in the oil and natural gas industry, including accidents, blowouts, explosions, cratering, fires, oil spills and hazardous materials spills. These conditions can cause personal injury or loss of life, damage to or destruction of property, equipment, the environment and wildlife, and interruption or suspension of operations, among other adverse effects. In addition, claims for loss of oil and natural gas production and damage to formations can occur. If a serious accident were to occur at a location where our equipment and services are being used, it could result in our being named as a defendant to lawsuits asserting significant claims.

        We have suffered accidents in the past, and we anticipate that we could experience accidents in the future. In addition to the property and personal losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability, as well as our relationships with customers, employees and regulatory agencies. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers' compensation and other forms of insurance and could have other adverse effects on our results of operations and financial condition.

        We rely on customer indemnifications and third-party insurance as part of our risk mitigation strategy. However, our customers may be unable to satisfy indemnification claims against them. In addition, we indemnify our customers against certain claims and liabilities resulting or arising from our provision of goods or services to them. Our insurance may not be sufficient to cover any particular loss or may not cover all losses. We carry a variety of insurance coverages for our operations, and we are partially self-insured for certain claims, in amounts that we believe to be customary and reasonable. Historically, insurance rates have been subject to various market fluctuations that may result in less coverage, increased premium costs, or higher deductibles or self-insured retentions.

        Our insurance includes coverage for commercial general liability, damage to our real and personal property, damage to our mobile equipment, sudden and accidental pollution liability, workers' compensation and employer's liability, auto liability, foreign package policy, excess liability, and directors and officers insurance. Our insurance includes various limits and deductibles or self-insured retentions, which must be met prior to, or in conjunction with, recovery. To cover potential pollution risks, our commercial general liability policy is endorsed with sudden and accidental coverage and our excess liability policies provide additional limits of liability for covered sudden and accidental pollution losses.

Employees

        As of March 31, 2018, we employed over 960 people. Our future success will depend partially on our ability to attract, retain and motivate qualified personnel. We are not a party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory.

Facilities

        Our corporate headquarters is located in Houston, Texas. Please see "—Properties" for information with respect to our other facilities. We believe that our facilities are adequate for our current operations.

Legal Proceedings

        We are party to lawsuits arising in the ordinary course of our business. We cannot predict the outcome of any such lawsuits with certainty, but management believes it is remote that pending or threatened legal matters will have a material adverse impact on our financial condition.

        Due to the nature of our business, we are, from time to time, involved in other routine litigation or subject to disputes or claims related to our business activities, including workers' compensation claims and employment related disputes. In the opinion of our management, none of these other pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition, cash flows or results of operations.

 MANAGEMENT

Directors and Executive Officers

        The following sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Bruce Rothstein	66	Chairman of the Board of Directors
Scott Bender	64	President, Chief Executive Officer and Director
Joel Bender	59	Senior Vice President, Chief Operating Officer, Secretary and Director
Michael McGovern	66	Director and Audit Committee Member
John (Andy) O'Donnell	70	Director and Audit Committee Member
Gary Rosenthal	68	Director
Alan Semple	58	Director and Audit Committee Chairman
Brian Small	61	Chief Financial Officer
Steven Bender	35	Vice President of Operations
Stephen Tadlock	39	Vice President and Chief Administrative Officer

        Bruce Rothstein—Chairman of the Board of Directors.    Bruce Rothstein has been our Chairman of the board of directors since 2011. Mr. Rothstein has been a Managing Partner at Cadent Energy Partners, a natural resources private equity firm that invests in companies in the North American energy industry, since co-founding Cadent in 2003. Mr. Rothstein has served on the board of directors of Array Holdings, Inc., a Cadent portfolio company, since November 2005. From May 2006 to July 2016, he served on the board of directors of Vedco Holdings, Inc., a Cadent portfolio company. From December 2007 to April 2016, Mr. Rothstein served on the board of directors of Torqued-Up Energy Services, Inc., formerly a Cadent portfolio company. From December 2008 until February 2012, Mr. Rothstein served as a director of Ardent Holdings, LLC. Mr. Rothstein graduated from Cornell University in 1974 with a Bachelor of Arts in Mathematics and New York University's Stern School of Business in 1985 with a Master of Business Administration. We believe that Mr. Rothstein's extensive financial and energy investment experience brings valuable skills to our board of directors and qualifies him to serve on our board of directors.

        Scott Bender—President, Chief Executive Officer and Director.    Scott Bender has been our President and Chief Executive Officer and one of our directors since 2011, when he and Mr. Joel Bender founded Cactus LLC. Prior to founding Cactus LLC, Mr. Bender was President of Wood Group Pressure Control from 2000 to 2011. He began his career in 1977 as President of Cactus Wellhead Equipment, a subsidiary of Cactus Pipe that was eventually sold to Cooper Cameron Corporation in 1996. Mr. Bender graduated from Princeton University in 1975 with a Bachelor of Science and Engineering and the University of Texas at Austin in 1977 with a Master of Business Administration. We believe that Mr. Bender's significant experience in the oil field services industry and his founding and leading of Cactus LLC brings important skills to our Board and qualifies him to serve on our Board. Mr. Bender is the father of Steven Bender, our Vice President of Operations, and the brother of Joel Bender, our Senior Vice President, Chief Operating Officer and Secretary and one of our directors.

        Joel Bender—Senior Vice President, Chief Operating Officer, Secretary and Director.    Joel Bender has been our Senior Vice President and Chief Operating Officer and one of our directors since 2011, when he and Mr. Scott Bender founded Cactus LLC. Prior to founding Cactus LLC, Mr. Bender was Senior Vice President of Wood Group Pressure Control from 2000 to 2011. He began his career in 1984 as Vice President of Cactus Wellhead Equipment, a subsidiary of Cactus Pipe that was eventually sold to Cooper Cameron Corporation in 1996. Mr. Bender graduated from Washington University in 1981 with a Bachelor of Science and Engineering and University of Houston in 1985 with a Master of Business

Administration. We believe that Mr. Bender's significant experience in the oil field services industry and his founding and leading of Cactus LLC brings important skills to our Board and qualifies him to serve on our Board. Mr. Bender is the brother of Scott Bender, our President and Chief Executive Officer and one of our directors.

        Michael McGovern—Director.    Mr. McGovern has served as one of our directors since 2011. He served as Executive Advisor to Cadent Energy Partners LLC from January 2008 to December 2014 and has served as Chairman and Chief Executive Officer of Sherwood Energy, LLC, a Cadent portfolio company, since March 2009. Mr. McGovern has also served as a director of GeoMet, Inc., an independent energy company, since September 2010. He also currently serves on the board of directors of Nuverra Environmental Solutions, Inc. since August 2017. Mr. McGovern served on the board of directors of Quicksilver Resources Inc. from March 2013 until August 2016 and of Probe Holdings, Inc. from February 2014 until July 2017. He has also served on the board of directors of Fibrant (f/k/a DSM Caprolactam) since May 2016. Mr. McGovern also served on the board of directors of Sonneborn, Inc. from 2012 to December 2016 and on the board of directors of Tronox, Inc. from April 2008 to January 2011. Mr. McGovern served as the Chief Executive Officer of Pioneer Companies, Inc. from 2002 to 2007, two years of which he also served as the Chairman. We believe Mr. McGovern's qualifications to serve on the board of directors include his 40 years of experience in the energy industry and his extensive executive leadership and management experience, including as Chief Executive Officer of several public companies.

        John (Andy) O'Donnell—Director.    Mr. O'Donnell has served as one of our directors since January 2015. Mr. O'Donnell served as an officer of Baker Hughes Incorporated from 1998 until his retirement in January 2014. In his most recent role he served as Vice President, Office of the CEO of Baker Hughes Incorporated. Prior to that he held multiple leadership positions within Baker Hughes Incorporated, including President of Western Hemisphere, President of BJ Services, President of Baker Petrolite and President of Baker Hughes Drilling Fluids. He was responsible for the process segment, which was divested in early 2004. Mr. O'Donnell also managed Project Renaissance, an enterprise wide cost savings effort, completed in 2001. Prior to that he served as Vice President Manufacturing for Baker Oil Tools and Plant Manager for Hughes Tool Company. He joined Hughes Tool Company in 1975 starting his career as a systems analyst. Mr. O'Donnell served as an officer and aviator in the U.S. Marine Corps and holds a B.S. degree from the University of California. He is a member of the board of directors of CIRCOR International, Inc. We believe Mr. O'Donnell's qualifications to serve on the board of directors include his years of experience in the energy industry and his extensive executive leadership and management experience, including as an officer of Baker Hughes Incorporated from 1998 until 2014.

        Gary Rosenthal—Director.    Mr. Rosenthal has served as one of our directors since January 1, 2018. Mr. Rosenthal has been a partner in The Sterling Group, L.P., a private equity firm based in Houston, Texas, since January 2005. Mr. Rosenthal served as Chairman of the Board of Hydrochem Holdings, Inc. from May 2003 until December 2004. From August 1998 to April 2001, he served as Chief Executive Officer of AXIA Incorporated, a diversified manufacturing company. From 1991 to 1994, Mr. Rosenthal served as Executive Chairman and then after its initial public offering, as Chairman and Chief Executive Officer of Wheatley—TXT Corp., a manufacturer of pumps and valves for the oil field. Since April 2016, Mr. Rosenthal has served as a director of Highline Aftermarket LLC and from October 2013 until February 2018, he was also Chairman of the Board of Safe Fleet Investments LLC, both Sterling Group portfolio companies. Mr. Rosenthal served, from 2001 until 2018, as a director and chairman of the compensation committee of Oil States International, Inc. Mr. Rosenthal holds J.D. and A.B. degrees from Harvard University. We believe that Mr. Rosenthal's qualifications to serve on the board of directors include his extensive executive leadership experience and his experience in the energy sector.

        Alan Semple—Director.    Mr. Semple has served as one of our directors since April 2017 and became our Audit Committee chairman on February 8, 2018. Since December 2015, Mr. Semple has served as a member of the board of directors and the audit committee of Teekay Corporation, a leading provider of international crude oil and gas marine transportation services, and as the audit committee chairman since March 2018. He was formerly Director and Chief Financial Officer at John Wood Group PLC (Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in May 2015. Prior to this, he held a number of senior finance roles in Wood Group since 1996. Mr. Semple is a member of the Institute of Chartered Accountants of Scotland. We believe that Mr. Semple's 30 years of finance experience, primarily in the energy industry, makes him qualified to serve on the board of directors.

        Brian Small—Chief Financial Officer.    Brian Small has been our Chief Financial Officer since 2011. Mr. Small has been a member of the Institute of Chartered Accountants in Scotland since 1980 and served as an audit manager in a Big Four firm in both Scotland and Switzerland until 1994, when he was appointed as Internal Audit Manager to John Wood Group PLC, a provider of services to the oil and gas sector. He then served as Chief Financial Officer for Wood Group Pressure Control, from 2000 until its acquisition by General Electric in 2011.

        Steven Bender—Vice President of Operations.    Steven Bender has been our Vice President of Operations since 2011. From 2005 to 2011, Mr. Bender served as Rental Business Manager of Wood Group Pressure Control. Mr. Bender graduated from Rice University in 2005 with a Bachelor of Arts in English and Hispanic Studies and the University of Texas at Austin in 2010 with a Master of Business Administration. Mr. Bender is the son of Scott Bender, our President and Chief Executive Officer and one of our directors.

        Stephen Tadlock—Vice President and Chief Administrative Officer.    Stephen Tadlock was appointed as our Vice President and Chief Administrative Officer in March 2018. He joined our company in June 2017 as our Vice President of Corporate Services. Mr. Tadlock previously worked at Cadent Energy Partners LLC from 2007 to 2017, where he most recently served as a Partner from 2014 to 2017. While at Cadent Energy Partners LLC, Mr. Tadlock managed investments across all energy sectors and worked with Cactus LLC since its founding in 2011 as a board observer. Prior to joining Cadent Energy Partners LLC, Mr. Tadlock was a consultant to Cairn Capital, a London based asset management firm. Previously he was associate to the CEO of SoundView, a publicly traded investment bank in Old Greenwich, Connecticut. Mr. Tadlock began his career as an analyst at UBS Investment Bank in New York, New York. He is currently a director and Chairman of Polyflow Holdings, LLC. Mr. Tadlock served as a director of Composite Energy Services, LLC and Energy Services Holdings, LLC until his resignation in 2017. Mr. Tadlock graduated from Princeton University in 2001 with a Bachelor of Science in Engineering in Operations Research and from the Wharton School at the University of Pennsylvania in 2007 with a Master of Business Administration.

Composition of Our Board of Directors

        Our business and affairs are managed under the direction of our board of directors. Our board of directors consists of seven members, including our Chief Executive Officer. In connection with our IPO, we entered into a stockholders' agreement with Cadent and Cactus WH Enterprises. The stockholders' agreement provides each of Cadent and Cactus WH Enterprises with the right to designate a certain number of nominees to our board of directors so long as they and their respective affiliates collectively beneficially own at least 5%, respectively, of the outstanding shares of our common stock. See "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

        In evaluating director candidates, our board of directors will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance the board's ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties of increasing the length of time necessary to change the composition of a majority of the board of directors.

        Our directors are divided into three classes serving staggered three-year terms. Messrs. McGovern and O'Donnell have been assigned to Class I, Mr. Semple and Joel Bender have been assigned to Class II, and Mr. Rothstein, Scott Bender and Mr. Rosenthal have been assigned to Class III. At each annual meeting of stockholders held after the initial classification, directors will be elected to succeed the class of directors whose terms have expired. On June 20, 2018, at our first annual meeting of stockholders, our stockholders approved the reelection of our Class I directors, Messrs. McGovern and O'Donnell, who will serve until the annual meeting of stockholders held in 2021. Our Class II and Class III directors will serve until our annual meetings of stockholders held in 2019 and 2020, respectively. The classification of our board of directors could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors. In general, at least two annual meetings of stockholders will be necessary for stockholders to effect a change in a majority of the members of the board of directors.

Director Independence

        The board of directors reviewed the independence of our directors using the independence standards of the NYSE and, based on this review, determined that Messrs. Semple, McGovern, O'Donnell and Rosenthal are independent within the meaning of the NYSE listing standards currently in effect and within the meaning of Section 10A-3 of the Exchange Act.

Change in Controlled Company Status

        Prior to the completion of this offering, Cadent and Cactus WH Enterprises, who are parties to the Stockholders' Agreement, together beneficially own a majority of our outstanding voting interests, and as a result, we qualify as a "controlled company" under the NYSE corporate governance standards. As a controlled company, exemptions under the standards free us from the obligation to comply with certain corporate governance requirements, including the requirements:

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  that a majority of our board of directors consists of "independent directors," as defined under the rules of the NYSE;

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  that we have a compensation committee or nominating and corporate governance committee; and

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  that any compensation committee or nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

        Upon the completion of this offering of the number of shares of Class A common stock set forth on the cover of this prospectus supplement (with or without giving effect to the exercise of the underwriters' over-allotment option), Cadent and Cactus WH Enterprises will no longer control a majority of the voting power of our outstanding common stock. At such time, we will no longer qualify as a "controlled company." As a result, we will be required to have nominating and corporate governance and compensation committees comprised of at least one independent director upon completion of this offering, a majority of independent directors on those committees within 90 days after the completion of this offering, and fully independent nominating and corporate governance and compensation committees and a majority independent board within one year after the completion of this offering.

        Since the board has determined that four of our seven directors are independent within the requirements of the NYSE, we currently comply with the requirement that our board be comprised of a majority of independent directors.

Committees of the Board of Directors

        We have a standing audit committee and we may in the future have such other committees as the board of directors shall determine from time to time. As a "controlled company" within the meaning of the NYSE corporate governance standards, we have operated without a compensation committee or a nominating and corporate governance committee. Instead, our board of directors has performed the functions ordinarily performed by a nominating and governance committee and a compensation committee. Upon the closing of this offering, we will establish a compensation committee and a nominating and governance committee. We are required to perform an annual evaluation of the performance of our committees.

Audit Committee

        Rules implemented by the NYSE and the SEC require us to have an audit committee comprised of at least three directors who meet the independence and experience standards established by the NYSE and the Exchange Act. Our audit committee is currently comprised of Messrs. Semple, McGovern and O'Donnell each of whom are independent under the rules of the SEC. SEC rules also require that a public company disclose whether or not its audit committee has an "audit committee financial expert" as a member. An "audit committee financial expert" is defined as a person who, based on his or her experience, possesses the attributes outlined in such rules. Our board of directors has determined that Mr. Semple satisfies the definition of an "audit committee financial expert."

        Our audit committee oversees, reviews, acts on and reports on various auditing and accounting matters to our board of directors, including: the selection of our independent accountants, the scope of our annual audits, fees to be paid to the independent accountants, the performance of our independent accountants and our accounting practices. In addition, the audit committee assists the board of directors in fulfilling its oversight responsibilities regarding our compliance programs relating to legal and regulatory requirements. In connection with our IPO, we adopted an audit committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards. Mr. Semple serves as the chairman of the audit committee.

Compensation Committee

        Upon the closing this offering, we will have a compensation committee comprised of at least three directors who meet the independence standards for compensation committee membership established by the NYSE. We expect that our compensation committee will be comprised of Messrs. McGovern, Rosenthal and O'Donnell and that Mr. McGovern will serve as the chairman of the compensation committee. The compensation committee will establish salaries, incentives and other forms of compensation for officers and other employees. The compensation committee will also administer our incentive compensation and benefit plans. Upon the formation of the compensation committee, we will adopt a compensation committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards. We will make our compensation committee charter available on our website on the closing date of this offering.

Nominating and Corporate Governance Committee

        Upon the closing this offering, we will have a nominating and corporate governance committee comprised of at least three directors who meet the independence standards established by the NYSE.

We expect that our nominating and corporate governance committee will be comprised of Messrs. Rosenthal, Semple and O'Donnell and that Mr. Rosenthal will serve as the chairman of the nominating and corporate governance committee. The nominating and corporate governance committee will identify, evaluate and recommend qualified nominees to serve on our board of directors, develop and oversee our internal corporate governance processes and maintain a management succession plan. Upon formation of a nominating and corporate governance committee, we will adopt a nominating and corporate governance committee charter defining the committee's primary duties in a manner consistent with the rules of the SEC and applicable stock exchange or market standards. We will make our nominating and corporate governance charter available on our website on the closing date of this offering.

Code of Business Conduct and Ethics

        Our Code of Business Conduct and Ethics applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer and controller, or persons performing similar functions. Our Code of Business Conduct and Ethics is a "code of ethics," as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our Code of Business Conduct and Ethics on our website.

Corporate Governance Guidelines

        Our board of directors believes that sound governance practices and policies provide an important framework to assist it in fulfilling its duty to stockholders. Our "Corporate Governance Guidelines" covers the following principal subjects:

  •
  the size of the board of directors;

  •
  qualifications and independence standards for the board of directors;

  •
  director responsibilities;

  •
  board of directors leadership;

  •
  meetings of the board of directors and of non-management directors;

  •
  committee functions and independence of committee members;

  •
  compensation of the board of directors;

  •
  self-evaluation and succession planning;

  •
  ethics and conflicts of interest;

  •
  stockholder communications with directors; and

  •
  access to senior management and to independent advisors.

        The Corporate Governance Guidelines will be reviewed periodically and as necessary by our board of directors for its approval.

        The NYSE has adopted rules that require listed companies to adopt governance guidelines covering certain matters. We believe that the Corporate Governance Guidelines comply with the NYSE rules.

EXECUTIVE COMPENSATION

Named Executive Officers

        We are currently considered an emerging growth company for purposes of the SEC's executive compensation disclosure rules. In accordance with such rules, we are required to provide a Summary Compensation Table and an Outstanding Equity Awards at Fiscal Year End Table, as well as limited narrative disclosures. Further, our reporting obligations extend only to the individuals serving as our chief executive officer and our two other most highly compensated executive officers. For fiscal year 2017, our named executive officers ("NEOs") were:

Name	Principal Position
Scott Bender	President and Chief Executive Officer, Director
Joel Bender	Senior Vice President, Chief Operating Officer, Secretary, Director
Steven Bender	Vice President of Operations

Summary Compensation Table

        The following table summarizes, with respect to our NEOs, information relating to the compensation earned for services rendered in all capacities during the fiscal years ended December 31, 2017 and 2016.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)(2)	Total ($)
Scott Bender	2017	260,096	300,000	24,726	584,822
(President and Chief Executive Officer, Director)(3)	2016	121,394	—	18,354	139,748
Joel Bender	2017	260,096	300,000	14,386	574,482
(Senior VP, Chief Operating Officer, Secretary, Director)(3)	2016	121,394	13,750	10,976	146,120
Steven Bender	2017	222,793	137,280	22,601	382,674
(Vice President of Operations)

(1)
Our bonus program for 2016 and 2017 is described in greater detail below. Scott Bender waived his bonus for the 2016 year in order to have that amount redistributed to the remainder of the bonus pool recipients.

(2)
Amounts reflected within the "All Other Compensation" column are comprised of the following amounts:

Name	Year	Employer Contributions to 401(k) Plan ($)	Vehicle Allowance ($)	Gas Allowance ($)	Total ($)
Scott Bender	2017	13,545	10,800	381	24,726
Joel Bender	2017	3,586	10,800	—	14,386
Steven Bender	2017	11,680	10,800	122	22,602
(3)
Although Messrs. Scott and Joel Bender each serve on the board of directors, they are not compensated for their services as directors.

Narrative to the Summary Compensation Table

        We implemented a salary reduction program during 2015 and 2016 that continued until April 2017. As of April 2017, the salaries of our NEOs were set at the following levels: Scott Bender, $250,000;

Joel Bender, $250,000; and Steven Bender, $190,000. For each of Messrs. Scott, Joel and Steven Bender, the base salary was restored to the same level as the salary paid to them prior to the 2015 salary reduction. In June 2017, the board of directors approved salary increases at the following levels: Scott Bender, $300,000; Joel Bender, $300,000; and Steven Bender, $275,000.

        To assist in offsetting the salary reduction that occurred in previous years, in 2016 we set general bonus target amounts equal to 5.5% of base salary for all eligible employees, determined using the base salary levels that existed prior to the salary reduction program. As noted above, Mr. Scott Bender waived his full 2016 bonus for redistribution to other bonus pool participants other than the remaining NEOs. In 2017, the company reinstated a discretionary bonus program based on financial and safety performance. Under this discretionary bonus program, we paid bonuses to Scott Bender, Joel Bender and Steven Bender in the amounts of $300,000, $300,000 and $137,280, respectively, for 2017.

Outstanding Equity Awards at 2017 Fiscal Year-End

        None of our NEOs held outstanding equity awards as of December 31, 2017; therefore, we have not included an "Outstanding Equity Awards at 2017 Fiscal Year-End" table.

Employment, Severance or Change in Control Agreements

Employment Agreements

        In connection with the IPO, we amended and restated our employment agreements with Messrs. Scott and Joel Bender (as amended and restated, each, an "Employment Agreement"). Each Employment Agreement reflects the executive's new base salary of $300,000 and has an initial three-year term that will extend automatically for one year periods thereafter unless advance written notice by either party is provided. Under the Employment Agreements, each of Messrs. Scott and Joel Bender are entitled to receive severance compensation if his employment is terminated under certain conditions, such as a termination by the executive officer for "good reason" or by us without "cause," each as defined in the agreements and further described below. In addition, the agreements provide for:

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  specified minimum base salaries;

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  participation in all of our employee benefit plans to the extent the executive is eligible thereunder;

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  termination benefits, including, in specified circumstances, severance payments; and

  •
  an annual bonus of up to 100% of annual base salary in the good faith discretion of the board of directors if the executive satisfies budgetary and performance goals, as determined annually by the board of directors.

        We have not entered into separate severance agreements with Messrs. Scott and Joel Bender and instead rely on the terms of each executive's Employment Agreement to dictate the terms of any severance arrangements. The Employment Agreements do not provide for accelerated or enhanced cash payments or health and welfare benefits upon a change in control but do provide for salary continuation payments and subsidized health and welfare benefits upon the termination of the executive's employment for "good reason" or without "cause."

        Termination for Good Reason or Without Cause.    If either Scott or Joel Bender terminates his employment for "good reason" or is terminated by us without "cause," he will be entitled to receive as severance, in addition to any amounts earned and unpaid through the date of termination, his then-current base salary and benefits (except car and expense reimbursement benefits) for the remaining term of the Employment Agreement if such term is greater than one year, or if such term is not greater than one year, one year from the date of termination.

        Termination Due to Disability.    If either Scott or Joel Bender's employment is terminated by either us or the executive due to disability, he will be entitled to receive as severance his then-current base salary and benefits through the remainder of the calendar month during which such termination is effective and for the lesser of (a) six consecutive months thereafter or (b) the date on which disability insurance benefits commence under any disability insurance coverage which may be provided by us.

        Termination Due to Death.    If either Scott or Joel Bender's employment is terminated due to death, his estate will be entitled to receive his then-current base salary and accrued benefits through the end of the calendar month in which his death occurs.

        In each case, if the executive is entitled to severance payments, during such severance period we will pay such executive's portion of Consolidated Omnibus Budget Reconciliation Act (COBRA) premium payments, and if COBRA is no longer available during such period, we will provide similar health insurance coverage for such executive during the severance period.

        For purposes of Scott and Joel Bender's Employment Agreements:

  •
  The term "cause" means the executive (i) is convicted of, or enters a nolo contendre or guilty plea with respect to, a crime involving fraud, theft, embezzlement or other act of material dishonesty or the board's loss of confidence in the executive because he is convicted of, or enters a nolo contendre or guilty plea with respect to, any felony or crime involving moral turpitude; (ii) commits any other material breach of any of the provisions of his employment agreement other than a breach which (being capable of being remedied) is remedied by him within 14 days of being called upon to do so in writing by us; or (iii) fails to perform his duties and responsibilities (other than a failure from disability) for a period of 30 consecutive days.

  •
  The term "good reason" means any of the following: (i) we commit any material breach of the provisions of the executive's Employment Agreement; (ii) we assign the executive to a position, responsibilities or duties of a materially lesser status or degree of responsibility than his position, responsibilities or duties as of the effective date of the Employment Agreement; (iii) the requirement by us that the executive be based anywhere other than Houston, Texas, provided that such a change in geographic location be deemed material; or (iv) any decrease of more than 10% in the executive's base salary as of the effective date of the Employment Agreement. In any case, the executive must provide written notice of termination for good reason within 90 days of the initial existence of the condition at issue, and we will have the opportunity to cure such circumstances within a 30-day period of receipt of such notice.

        Upon a termination for "good reason" or without "cause," or a death or disability, the applicable cash severance benefits will be paid in a single lump sum cash payment within the 30-day period immediately following the date of the executive's applicable termination.

Non-Compete Agreements

        In connection with the IPO, on February 12, 2018, Cactus LLC entered into amended and restated noncompetition agreements (each, a "Noncompetition Agreement") with each of Scott Bender and Joel Bender. Each of the Noncompetition Agreements provide that, for a period of one year following termination of his employment, Scott Bender and Joel Bender will not (i) compete against us in connection with our business, (ii) solicit or induce any of our employees to leave his or her employment with us or hire any of our employees or (iii) solicit or entice customers who were our customers within the one-year period immediately prior to his date of termination to cease doing business with us or to begin doing business with our competitors.

        Potential Payments upon Termination.    Severance payments that could become payable to Messrs. Scott and Joel Bender have been described above in connection with the description of the

Employment Agreements. Steven Bender is not subject to an employment or severance arrangement; therefore, he is not eligible to receive severance payments upon a termination of his employment.

Compensation for the 2018 Year

  LTIP

        In order to incentivize individuals providing services to us or our affiliates, our board of directors has adopted a long-term incentive plan (the "LTIP"). The LTIP provides for the grant, from time to time, at the discretion of the board of directors or a committee thereof, of stock options, stock appreciation rights, restricted stock, restricted stock units, stock awards, dividend equivalents, other stock-based awards, cash awards, substitute awards and performance awards. The description of the LTIP set forth below is a summary of the material features of the LTIP. This summary does not purport to be a complete description of all of the provisions of the LTIP and is qualified in its entirety by reference to the LTIP, which is filed as an exhibit to the Annual Report. References to "common stock" in this description of the LTIP are to Class A Common Stock.

        LTIP Share Limits.    Subject to adjustment in the event of certain transactions or changes of capitalization in accordance with the LTIP, a total of 3,000,000 shares of our Class A Common Stock has been reserved for issuance pursuant to awards under the LTIP. The total number of shares reserved for issuance under the LTIP may be issued pursuant to incentive stock options (which generally are stock options that meet the requirements of Section 422 of the Internal Revenue Code (the "Code")). Class A Common Stock subject to an award that expires or is canceled, forfeited, exchanged, settled in cash or otherwise terminated without delivery of shares and shares withheld to pay the exercise price of, or to satisfy the withholding obligations with respect to, an award will again be available for delivery pursuant to other awards under the LTIP.

        Individual Share Limits.    Our non-employee directors will not receive awards in excess of 100,000 shares of common stock or, if greater, awards valued in excess of $1,500,000 in any calendar year.

        Administration.    The LTIP is administered by the board of directors, except to the extent the board of directors elects a committee of directors to administer the LTIP. The board of directors has broad discretion to administer the LTIP, including the power to determine the eligible individuals to whom awards will be granted, the number and type of awards to be granted and the terms and conditions of awards. The board of directors may also accelerate the vesting or exercise of any award and make all other determinations and take all other actions necessary or advisable for the administration of the LTIP.

        Eligibility.    Any individual who is our officer or employee or an officer or employee of any of our affiliates, and any other person who provides services to us or our affiliates, including members of the board of directors, are eligible to receive awards under the LTIP at the discretion of the board of directors.

        Stock Options.    The board of directors may grant incentive stock options and options that do not qualify as incentive stock options, except that incentive stock options may only be granted to persons who are our employees or employees of one of our subsidiaries, in accordance with Section 422 of the Code. The exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of our common stock on the date on which the option is granted and the option must not be exercisable for longer than ten years following the date of grant. In the case of an incentive stock option granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the exercise price of the stock option must be at least 110% of the fair market value of a share of our Class A Common Stock on the date of grant, and the option must not be exercisable more than five years from the date of grant.

        Stock Appreciation Rights ("SARs").    A SAR is the right to receive an amount equal to the excess of the fair market value of one share of our common stock on the date of exercise over the grant price of the SAR. The grant price of a SAR generally cannot be less than 100% of the fair market value of a share of our common stock on the date on which the SAR is granted. The term of a SAR may not exceed ten years. SARs may be granted in connection with, or independent of, a stock option. SARs may be paid in cash, common stock or a combination of cash and common stock, as determined by the board of directors.

        Restricted Stock.    Restricted stock is a grant of shares of common stock subject to the restrictions on transferability and risk of forfeiture imposed by the board of directors. In the discretion of the board of directors, dividends distributed prior to vesting may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

        Restricted Stock Units.    A restricted stock unit is a right to receive cash, common stock or a combination of cash and common stock at the end of a specified period equal to the fair market value of one share of our common stock on the date of vesting. Restricted stock units may be subject to the restrictions, including a risk of forfeiture, imposed by the board of directors.

        Stock Awards.    A stock award is a transfer of unrestricted shares of our common stock on terms and conditions determined by the board of directors.

        Dividend Equivalents.    Dividend equivalents entitle an individual to receive cash, shares of common stock, other awards, or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of our common stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another award (other than an award of restricted stock or a stock award). The board of directors may provide that dividend equivalents will be paid or distributed when accrued or at a later specified date, including at the same time and subject to the same restrictions and risk of forfeiture as the award with respect to which the dividend equivalents accrue if they are granted in tandem with another award.

        Other Stock-Based Awards.    Subject to limitations under applicable law and the terms of the LTIP, the board of directors may grant other awards related to our common stock. Such awards may include, without limitation, awards that are convertible or exchangeable debt securities, other rights convertible or exchangeable into our common stock, purchase rights for common stock, awards with value and payment contingent upon our performance or any other factors designated by the board of directors, and awards valued by reference to the book value of our common stock or the value of securities of, or the performance of, our affiliates.

        Cash Awards.    The LTIP permits the grant of awards denominated in and settled in cash as an element of or supplement to, or independent of, any award under the LTIP.

        Substitute Awards.    Awards may be granted in substitution or exchange for any other award granted under the LTIP or any other right of an eligible person to receive payment from us. Awards may also be granted under the LTIP in substitution for similar awards held by individuals who become eligible persons as a result of a merger, consolidation or acquisition of another entity or the assets of another entity by or with us or one of our affiliates.

        Performance Awards.    Performance awards represent awards with respect to which a participant's right to receive cash, shares of our common stock, or a combination of both, is contingent upon the attainment of one or more specified performance measures during a specified period. The board of directors will determine the applicable performance period, the performance goals and such other conditions that apply to each performance award. The board of directors may use any business criteria and other measures of performance it deems appropriate in establishing the performance goals applicable to a performance award.

        Recapitalization.    In the event of any change in our capital structure or business or other corporate transaction or event that would be considered an equity restructuring, the board of directors shall or may (as required by applicable accounting rules) equitably adjust (i) the aggregate number or kind of shares that may be delivered under the LTIP, (ii) the number or kind of shares or amount of cash subject to an award, (iii) the terms and conditions of awards, including the purchase price or exercise price of awards and performance goals, and (iv) the applicable share-based limitations with respect to awards provided in the LTIP, in each case to equitably reflect such event.

        Change in Control.    In the event of a change in control or other changes to us or our common stock, the board of directors may, in its discretion, (i) accelerate the time of exercisability of an award, (ii) require awards to be surrendered in exchange for a cash payment (including canceling a stock option or SAR for no consideration if it has an exercise price or grant price less than the value paid in the transaction), (iii) cancel awards that remain subject to a restricted period as of the date of the change in control or other event without payment, or (iv) make any other adjustments to awards that the board of directors deems appropriate to reflect the applicable transaction or event.

        No Repricing.    Except in connection with (i) the issuance of substitute awards granted to new service providers in connection with a transaction or (ii) in connection with adjustments to awards granted under the LTIP as a result of a transaction or recapitalization involving us, without the approval of the stockholders of the Company, the terms of outstanding options or SARs may not be amended to reduce the exercise price or grant price or to take any similar action that would have the same economic result.

        Clawback.    All awards granted under the LTIP are subject to reduction, cancelation or recoupment under any written clawback policy that we may adopt and that we determine should apply to awards under the LTIP.

        Amendment and Termination.    The LTIP will automatically expire on the tenth anniversary of its effective date, in February 2028. The board of directors may amend or terminate the LTIP at any time, subject to stockholder approval if required by applicable law, rule or regulation, including the rules of the stock exchange on which our shares of common stock are listed. The board of directors may amend the terms of any outstanding award granted under the LTIP at any time so long as the amendment would not materially and adversely affect the rights of a participant under a previously granted award without the participant's consent.

  2018 Compensation Decisions

        In connection with the IPO, the board of directors granted restricted stock unit awards pursuant to the LTIP to certain directors, officers and employees. With respect to the employee awards, the restricted stock unit awards will generally vest in three equal installments on each anniversary of the date of grant. The non-employee directors received the annual restricted stock unit grant value of $100,000 in connection with the IPO. All director restricted stock awards will generally be subject to a one-year vesting schedule. Due to Mr. Bruce Rothstein's services as a managing partner at Cadent, all compensation and equity awards that he receives will be payable or transferred to Cadent. In connection with the IPO, Messrs. Rosenthal and Semple also each received restricted stock unit grants with grant date values of $1,250,000 that will vest over three years. In connection with the IPO, Messrs. Scott and Joel Bender each received restricted stock unit grants with grant date values of $1,000,000 and Mr. Steven Bender received a restricted stock unit grant with a grant date value of $600,000 that, in each case, will vest over three years.

Compensation of Directors

        The table below reflects the compensation provided to certain members of the board of directors during 2017. Messrs. Scott and Joel Bender do not receive compensation for their services as directors in addition to their employee compensation described above. None of the directors reflected in this table held any outstanding equity awards as of December 31, 2017.

Name	Fees Earned or Paid in Cash ($)(1)	Total ($)(2)
Michael McGovern	$72,500	$72,500
John (Andy) O'Donnell	72,500	72,500
Alan Semple(3)	60,000	60,000

(1)
The amounts reflected in this column reflect cash fees earned by each director during the 2017 year. We will also reimburse all directors for reasonable expenses incurred in attending all board or committee meetings.

(2)
Mr. Rothstein did not directly receive any compensation for his services as a director during 2017. We paid Cadent Management Services LLC $250,000 under the Management Services Agreement in 2017. Mr. Rothstein is a Managing Partner of Cadent Energy Partners LLC. The Management Services Agreement was terminated in connection with the IPO. See "Transactions with Related Persons—Management Services Agreement." Due to Mr. Rothstein's services as a managing partner at Cadent, all compensation and equity awards that he receives will be payable or transferred to Cadent.

(3)
Mr. Semple joined the Board in April 2017,

        Pursuant to our non-employee director compensation program, each non-employee director will receive the following compensation for his or her service on the board of directors:

  •
  a cash retainer of $80,000 per year, payable quarterly in arrears;

  •
  an additional cash retainer of $10,000, $5,000 and $5,000 per year, payable quarterly in arrears, for each member of our audit committee, compensation committee and nominating and corporate governance committee, respectively;

  •
  an additional cash retainer of $20,000, $10,000 and $10,000 per year, payable quarterly in arrears, if such non-employee director serves as the chairperson of our audit committee, compensation committee or nominating and corporate governance committee, respectively; and

  •
  annual equity-based compensation with an aggregate grant date value of $100,000, described below.

        In addition, a cash retainer of $20,000 per year will be payable to the Chairman of the Board quarterly in arrears. Each director will be reimbursed for out of pocket expenses incurred in connection with attending board and committee meetings.

        The non-employee directors received the annual restricted stock unit grant value of $100,000 in connection with the IPO. All director restricted stock unit awards will generally be subject to a one year vesting schedule. In connection with the IPO, Messrs. Rosenthal and Semple also each received restricted stock unit awards with grant date values of $1,250,000 that will vest over three years.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Cactus Wellhead LLC Agreement

        The Cactus Wellhead LLC Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following description of the Cactus Wellhead LLC Agreement is qualified in its entirety by reference thereto.

        Under the Cactus Wellhead LLC Agreement, each CW Unit Holder, subject to certain limitations, has the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at Cactus LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be canceled. In addition, any redemptions involving all of the CW Units held by a CW Unit Holder (subject to the discretion of Cactus Inc. to permit redemptions of a lower number of units) may occur at any time. As the CW Unit Holders redeem their CW Units, our membership interest in Cactus LLC will be correspondingly increased, the number of shares of Class A common stock outstanding will be increased, and the number of shares of Class B common stock outstanding will be reduced.

        Under the Cactus Wellhead LLC Agreement, we have the right to determine when distributions will be made to CW Unit Holders and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the holders of CW Units on a pro rata basis in accordance with their respective percentage ownership of CW Units.

        The holders of CW Units, including us, will generally incur U.S. federal, state and local income taxes on their proportionate share of any taxable income of Cactus LLC and will be allocated their proportionate share of any taxable loss of Cactus LLC. Net profits and net losses of Cactus LLC generally will be allocated to holders of CW Units on a pro rata basis in accordance with their respective percentage ownership of CW Units, except that certain non pro rata adjustments will be required to be made to reflect built in gains and losses and tax depreciation and amortization with respect to such built in gains and losses. To the extent Cactus LLC has available cash and subject to the terms of any current or future credit agreements or debt instruments, we intend to cause Cactus LLC to make (i) generally pro rata distributions to the holders of CW Units, including us, in an amount at least sufficient to allow us to pay our taxes and make payments under the Tax Receivable Agreement that we entered into with the TRA Holders in connection with the IPO and (ii) non pro rata payments to Cactus Inc. to reimburse us for our corporate and other overhead expenses incurred by us in connection with serving as a managing member of Cactus LLC.

        The Cactus Wellhead LLC Agreement provides that, except as otherwise determined by us, at any time we issue a share of our Class A common stock or any other equity security, the net proceeds received by us with respect to such issuance, if any, shall be concurrently invested in Cactus LLC, and Cactus LLC shall issue to us one CW Unit or other economically equivalent equity interest. Conversely, if at any time, any shares of our Class A common stock are redeemed, repurchased or otherwise acquired, Cactus LLC shall redeem, repurchase or otherwise acquire an equal number of CW Units held by us, upon the same terms and for the same price, as the shares of our Class A common stock are redeemed, repurchased or otherwise acquired.

        Under the Cactus Wellhead LLC Agreement, Cadent and its affiliates are not required to offer to us an opportunity to participate in specified business opportunities that are from time to time presented to Cadent and its affiliates, including any of our directors affiliated with Cadent. The Cactus Wellhead LLC Agreement further provides that if Cadent or an affiliate of Cadent, including any of our directors affiliated with Cadent, become aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us (unless such opportunity is expressly offered to such director in his capacity as one of our directors). In addition, the Cactus Wellhead LLC Agreement provides that none of Cadent and its affiliates, including any of our directors affiliated with Cadent, will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.

        Cactus LLC will be dissolved only upon the first to occur of (i) the sale of substantially all of its assets or (ii) an election by us to dissolve the company. Upon dissolution, Cactus LLC will be liquidated and the proceeds from any liquidation will be applied and distributed in the following manner: (a) first, to creditors (including to the extent permitted by law, creditors who are members) in satisfaction of the liabilities of Cactus LLC, (b) second, to establish cash reserves for contingent or unforeseen liabilities and (c) third, to the members in proportion to the number of CW Units owned by each of them.

Tax Receivable Agreement

        The CW Unit Holders may redeem their CW Units for shares of Class A common stock or cash, as applicable, in the future pursuant to the Redemption Right or the Call Right. Cactus LLC has made for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Code that will be effective for the taxable year of the IPO and each taxable year in which a redemption of CW Units pursuant to the Redemption Right or the Call Right occurs. Pursuant to the Section 754 election, redemptions of CW Units pursuant to the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Cactus LLC. These adjustments will be allocated to Cactus Inc. Such adjustments to the tax basis of the tangible and intangible assets of Cactus LLC would not have been available to Cactus Inc. absent its acquisition or deemed acquisition of CW Units pursuant to the exercise of the Redemption Right or the Call Right. In addition, the repayment, in connection with the IPO, of borrowings outstanding under the Cactus LLC term loan facility are expected to result in adjustments to the tax basis of the tangible and intangible assets of Cactus LLC, a portion of which will be allocated to Cactus Inc. These anticipated basis adjustments are expected to increase (for tax purposes) Cactus Inc.'s depreciation and amortization deductions and may also decrease Cactus Inc.'s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that Cactus Inc. would otherwise be required to pay in the future.

        In connection with the IPO, we entered into a Tax Receivable Agreement with certain direct and indirect owners of Cactus LLC (each such person, a "TRA Holder"). This agreement generally provides for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances as a result of (i) certain increases in tax basis that occur as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's CW Units in connection with the IPO or pursuant to the exercise of the Redemption Right or the Call Right, (ii) certain increases in tax basis resulting from the repayment, in connection with the IPO, of borrowings outstanding under Cactus LLC's term loan facility and (iii) imputed interest deemed to be paid by Cactus Inc. as a result of, and additional tax basis arising from, any payments Cactus Inc. makes under the Tax Receivable Agreement. We will retain the benefit of the remaining 15% of the cash savings.

        The payment obligations under the Tax Receivable Agreement are Cactus Inc.'s obligations and not obligations of Cactus LLC, and we expect that the payments we will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing Cactus Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. The amounts payable, as well as the timing of any payments under the Tax Receivable Agreement, are dependent upon significant future events and assumptions, including the timing of the redemption of CW Units, the price of our Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its CW Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of Cactus Inc.'s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. We estimate that if the Tax Receivable Agreement had been terminated as of March 31, 2018, the termination payments would have been approximately $304.6 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of $430.1 million). Assuming no material changes in the relevant tax law, we expect that if the Tax Receivable Agreement were terminated immediately after this offering, the estimated termination payments, based on the assumptions discussed above, would be approximately $357.0 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of $506.8 million).

        A delay in the timing of redemptions of CW Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of Cactus LLC taxable income to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of CW Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon Cactus Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If Cactus Inc.'s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of Cactus Inc.'s future income tax liabilities.

        The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement and/or (ii) distributions to Cactus Inc. by Cactus LLC are not sufficient to permit Cactus Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read "Risk Factors—Risks Related to this Offering and our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, we realize in respect of the tax attributes subject to the Tax Receivable Agreement." The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either Cactus LLC or Cactus Inc.

        In addition, although we are not aware of any issue that would cause the Internal Revenue Service or other relevant tax authorities, to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the TRA Holders will not reimburse us for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, Cactus Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect its liquidity.

        The term of the Tax Receivable Agreement will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless we exercise our right to terminate the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in 2019 and to continue for 16 years after the date of the last redemption of CW Units. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than 20 years. If we elect to terminate the Tax Receivable Agreement early (or it is terminated early due to certain mergers, asset sales, other forms of business combinations or other changes of control), our obligations under the Tax Receivable Agreement would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the Tax Receivable Agreement (determined by applying a discount rate of one year LIBOR plus 150 basis points) and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement and (ii) any CW Units (other than those held by Cactus Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates.

        The Tax Receivable Agreement provides that in the event that we breach any of our material obligations under the Tax Receivable Agreement, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

        As a result of either an early termination or a change of control, we could be required to make payments under the Tax Receivable Agreement that exceed our actual cash tax savings under the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control.

        Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the Tax Receivable Agreement. For example, the earlier disposition of assets following a redemption of CW Units may accelerate payments under the Tax Receivable Agreement and increase the present value of such payments, and the disposition of assets before a redemption of CW Units may increase the TRA Holders' tax liability without giving rise to any rights of the TRA Holders to receive payments under the Tax Receivable Agreement. Such effects may result in differences or conflicts of interest between the interests of the TRA Holders and other stockholders.

        Payments generally are due under the Tax Receivable Agreement within five business days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one year LIBOR plus 150 basis points. Except in cases where we elect to terminate the Tax Receivable Agreement early or it is otherwise terminated as described above, generally we may elect to defer payments due under the Tax Receivable Agreement if we do not have available cash to satisfy our payment obligations under the Tax Receivable Agreement. Any such deferred payments under the Tax Receivable Agreement generally will accrue interest from the due date for such payment until the payment date at a rate of one year LIBOR plus 550 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one year LIBOR plus 150 basis points if we are unable to make such payment as a result of limitations imposed by our credit agreement. We have no present intention to defer payments under the Tax Receivable Agreement.

        Because we are a holding company with no operations of our own, our ability to make payments under the Tax Receivable Agreement is dependent on the ability of Cactus LLC to make distributions to us in an amount sufficient to cover our obligations under the Tax Receivable Agreement. This ability, in turn, may depend on the ability of Cactus LLC's subsidiaries to make distributions to it. The ability of Cactus LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Cactus LLC or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments will be deferred and will accrue interest until paid.

        The Tax Receivable Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part, and the foregoing description of the Tax Receivable Agreement is qualified by reference thereto.

Registration Rights Agreement

        In connection with the IPO, we entered into a registration rights agreement (the "Registration Rights Agreement") with the Pre-IPO Owners (the "Registration Rights Holders"). Pursuant to the Registration Rights Agreement, we agreed to register the sale of shares of Class A common stock by the Registration Rights Holders under certain circumstances as described below.

        We have agreed to file a shelf registration statement to permit the resale by the Registration Rights Holders of shares of Class A common stock issuable upon the exercise of redemption rights when we become eligible to register the sale of our securities on Form S-3 under the Securities Act of 1933, as amended. In addition, if at any time after the 180th day following February 7, 2018, the date of the final prospectus relating to the IPO, we are not eligible to register the sale of our securities on Form S-3, each of Cadent and Cactus WH Enterprises will have the right to request three "demand" registrations, provided that the aggregate amount of registrable securities that are requested to be included in such demand registration is at least $25,000,000. Further, the Registration Rights Holders and certain of their assignees will have customary "piggyback" registration rights.

        Upon the demand of a Registration Rights Holder, we will facilitate in the manner described in the Registration Rights Agreement a "takedown" of Class A common stock off of an effective shelf registration statement. A shelf takedown may take the form of an underwritten public offering provided that the aggregate amount of registrable securities that are requested to be included in such offering is at least $25,000,000.

        These registration rights are subject to certain conditions and limitations, including the right of the underwriters to limit the number of shares to be included in a registration and our right to delay or withdraw a registration statement under certain circumstances. Also, any demand for a registered offering or a takedown and the exercise of any piggyback registration rights will be subject to the constraints of any applicable lock-up arrangements. In addition, we may postpone the filing of a demanded registration statement, suspend the initial effectiveness of any shelf registration statement or delay offerings and sales under any effective shelf registration statement for a reasonable "blackout period" not in excess of 90 days if the board of directors determines that such registration or offering could materially interfere with a bona fide business, acquisition or divestiture or financing transaction or is reasonably likely to require premature disclosure of information, the premature disclosure of which could materially and adversely affect us; provided that we shall not delay the filing of any demanded registration statement more than once in any 12-month period.

        We will generally pay all registration expenses in connection with our obligations under the registration rights agreement, regardless of whether a registration statement is filed or becomes effective.

Stockholders' Agreement

        In connection with the IPO, we entered into a stockholders' agreement (the "Stockholders' Agreement") with Cadent and Cactus WH Enterprises. Summaries of certain material terms of the Stockholders' Agreement are set forth below. Among other things, the Stockholders' Agreement provides Cadent with the right to designate a number of nominees (each, a "Cadent Director") to the board of directors such that:

  •
  at least 50% of the directors on the board are Cadent Directors for so long as Cadent and its affiliates collectively beneficially own at least 20% of the outstanding shares of common stock;

  •
  at least 25% of the directors on the board are Cadent Directors for so long as Cadent and its affiliates collectively beneficially own less than 20% but at least 10% of the outstanding shares of common stock;

  •
  at least one of the directors on the board are Cadent Directors for so long as Cadent and its affiliates collectively beneficially own less than 10% but at least 5% of the outstanding shares of common stock; and

  •
  once Cadent and its affiliates collectively own less than 5% of the outstanding shares of common stock, Cadent will not have any board designation rights.

        Further, the Stockholders' Agreement provides Cactus WH Enterprises with the right to designate a number of nominees (each, a "Cactus WH Enterprises Director") to the board of directors such that:

  •
  at least 50% of the directors on the board are Cactus WH Enterprises Directors for so long as Cactus WH Enterprises and its affiliates collectively beneficially own at least 20% of the outstanding shares of common stock;

  •
  at least 25% of the directors on the board are Cactus WH Enterprises Directors for so long as Cactus WH Enterprises and its affiliates collectively beneficially own less than 20% but at least 10% of the outstanding shares of common stock;

  •
  at least one of the directors on the board are Cactus WH Enterprises Directors for so long as Cactus WH Enterprises and its affiliates collectively beneficially own less than 10% but at least 5% of the outstanding shares of Class A common stock; and

  •
  once Cactus WH Enterprises and its affiliates collectively own less than 5% of the outstanding shares of Class A common stock, Cactus WH Enterprises will not have any board designation rights.

        In the event that the percentage ownership of Cadent or Cactus WH Enterprises declines such that the number of Cadent Directors or Cactus WH Enterprises Directors, as the case may be, exceeds the number of directors that Cadent or Cactus WH Enterprises is then entitled to designate to the board of directors under the Stockholders' Agreement, then if requested by the Company, Cadent or Cactus WH Enterprises shall take such actions as are reasonably necessary to remove such excess Cadent Directors or Cactus WH Enterprises Directors from the board of directors.

        Under the Stockholders' Agreement, Bruce Rothstein, John (Andy) O'Donnell and Michael McGovern are each deemed to be designees of Cadent, and Scott Bender, Joel Bender and Alan Semple are each deemed to be designees of Cactus WH Enterprises.

        Pursuant to the Stockholders' Agreement, we, Cadent and Cactus WH Enterprises are required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the nominees designated by Cadent and Cactus WH Enterprises.

        The rights granted to Cadent and Cactus WH Enterprises to designate directors are additive to and not intended to limit in any way the rights that Cadent and Cactus WH Enterprises or any of their affiliates may have to nominate, elect or remove our directors under our amended and restated certificate of incorporation, our amended and restated bylaws or the Delaware General Corporation Law ("DGCL")

Non Exclusive Aircraft Lease Agreements

        In June 2014, Cactus LLC entered into a Non Exclusive Aircraft Lease Agreement (the "SusieAir Lease") with SusieAir, LLC ("SusieAir"), an entity wholly owned by Mr. Scott Bender, pursuant to which Cactus LLC leases an aircraft, excluding crew, from SusieAir. Under the SusieAir Lease, the aircraft may be subject to use by other lessees. The SusieAir Lease had an initial term of one year and automatically renews for successive one year terms unless either party gives at least 15 days' advance notice of its intention to terminate the agreement. The SusieAir Lease shall terminate automatically upon a sale or total loss of the aircraft or at any time, upon 30 days' written notice by either party. Cactus LLC pays SusieAir a base hourly rent of $1,750 per flight hour of use of the aircraft, payable monthly, for the hours of aircraft operation during the prior calendar month. Cactus LLC is also responsible for employing pilots and certain fuel true up fees. The SusieAir Lease generally provides that Cactus LLC will indemnify SusieAir from liabilities arising from the operation of the aircraft. For the years ended December 31, 2017, 2016 and 2015, Cactus LLC made payments totaling $272,902, $228,228 and $267,564, respectively, to SusieAir under the SusieAir Lease.

Management Services Agreement

        Pursuant to the terms of a management services agreement (the "Management Services Agreement") between Cactus LLC, Cadent Management Services, LLC ("Cadent Management"), an entity wholly owned by Cadent Energy Partners LLC, and Bender Investment Company ("Bender

Investment"), an entity wholly owned by Messrs. Scott Bender and Joel Bender, entered into in August 2011, Cadent Management and Bender Investment provided Cactus LLC with certain management, advisory and consulting services with respect to the affairs and strategic direction of Cactus LLC, from time to time at the request of Cactus LLC. Pursuant to the Management Services Agreement, Cadent Management and Bender Investment assisted and advised management in the areas of budget planning and development, strategic and marketing planning, including client development, and direct assistance with management development. Pursuant to the Management Services Agreement, Cactus LLC paid an aggregate annual fee of $333,333 in cash, payable in arrears on a quarterly basis, to Cadent Management and Bender Investment. For each of the years ended December 31, 2017, 2016 and 2015, Cactus LLC paid $250,000 to Cadent Management and $83,333 to Bender Investment, respectively, under the Management Services Agreement. The Management Services Agreement terminated in connection with the IPO.

Employment Agreements

        We have entered into employment agreements and non-compete agreements with Scott Bender, our Chief Executive Officer, and Joel Bender, our Chief Operating Officer. For more information, please read "Executive Compensation—Employment, Severance or Change in Control Agreements."

Corporate Reorganization

        In connection with the IPO, we engaged in certain transactions with certain affiliates and the Pre-IPO Owners. Please read "Summary—Our Initial Public Offering and Corporation Structure."

Other Transactions with Affiliates

        On September 18, 2015, Cadent and Saguaro SPV, LLC ("Saguaro"), an entity managed by Cadent Management, acquired approximately $3.45 million and $7.46 million, respectively, of the principal amount of the then outstanding term loan debt of Cactus LLC. We contributed all the net proceeds of the IPO to Cactus LLC and caused Cactus LLC to use a portion of such proceeds to repay the borrowings outstanding under its term loan facility. As holders of a portion of our outstanding term loan debt, Cadent and Saguaro each received its pro rata share of the net proceeds of our IPO that we used to pay such outstanding debt.

Policies and Procedures for Review of Related Party Transactions

        A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "Related Person" means:

  •
  any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

  •
  any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

  •
  any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

  •
  any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

        Our board of directors adopted a written Related Party Transactions policy prior to the completion of the IPO. Pursuant to this policy, our Audit Committee has and will continue to review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our Audit Committee takes into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person's interest in the transaction. Further, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and transactions related thereto, will be owned by:

  •
  each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

  •
  each member of our board of directors;

  •
  each of our named executive officers; and

  •
  all of our directors and executive officers as a group.

        All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors or executive officers, as the case may be. All of such information is based on publicly available filings, unless otherwise known to us from other sources. Unless otherwise noted, the mailing address of each listed beneficial owner is 920 Memorial City Way, Suite 300, Houston, TX 77024.

        The percentages of ownership are based on 36,450,000 shares of Class A common stock and 38,439,772 shares of Class B common stock to be outstanding after the closing of this offering (or 37,950,000 shares of Class A common stock and 36,939,772 shares of Class B common stock if the underwritten exercise in full their option to purchase up to an additional 1,500,000 shares of Class A common stock.

	Shares Beneficially Owned After the Offering(1) (assuming no exercise of the underwriters' over-allotment option)						Shares Beneficially Owned After the Offering(1) (assuming the underwriters' over-allotment option is exercised in full)
	Class A Common Stock		Class B Common Stock		Combined Voting Power(2)		Class A Common Stock		Class B Common Stock		Combined Voting Power(2)
	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%
5% Stockholders:
Cadent Energy Partners II, L.P.(3)	—	—%	15,314,544	39.8%	15,314,544	20.4%	—	—%	14,039,544	38.0%	14,039,544	18.7%
Cactus WH Enterprises, LLC(4)	—	—%	21,209,455	55.2%	21,209,455	28.3%	—	—%	21,002,148	56.9%	21,002,148	28.0%
Brenham Capital Management, L.P.(5)	1,350,000	3.7%	—	—%	1,350,000	1.8%	1,350,000	3.6%	—	—%	1,350,000	1.8%
Integrated Core Strategies (US) LLC(6)	1,311,274	3.6%	—	—%	1,311,274	1.8%	1,311,274	3.5%	—	—%	1,311,274	1.8%
Directors, Director Nominees and NEOs:
Bruce Rothstein(3)	—	—%	15,314,544	39.8%	15,314,544	20.4%	—	—%	14,039,544	38.0%	14,039,544	18.7%
Scott Bender(4)	—	—%	21,209,455	55.2%	21,209,455	28.3%	—	—%	21,002,148	56.9%	21,002,148	28.0%
Joel Bender(4)	—	—%	21,209,455	55.2%	21,209,455	28.3%	—	—%	21,002,148	56.9%	21,002,148	28.0%
Steven Bender(4)	—	—%	21,209,455	55.2%	21,209,455	28.3%	—	—%	21,002,148	56.9%	21,002,148	28.0%
John (Andy) O'Donnell	—	—%	68,595	* %	68,595	* %	—	—%	68,595	* %	68,595	* %
Michael McGovern	—	—%	73,409	* %	73,409	* %	—	—%	73,409	* %	73,409	* %
Alan Semple	—	—%	—	—%	—	—%	—	—%	—	—%	—	—%
Gary Rosenthal	—	—%	—	—%	—	—%	—	—%	—	—%	—	—%
Directors, director nominees and executive officers as a group (10 persons)	—	—%	36,666,003	95.4%	36,666,003	49.0%	—	—%	35,183,696	95.2%	35,183,696	47.0%

*
Less than 1%.

(1)
Subject to the terms of the Cactus Wellhead LLC Agreement, each CW Unit Holder has, subject to certain limitations, the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at our election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be canceled. See "Certain Relationships and Related Person Transactions—Cactus Wellhead LLC Agreement." The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock, except to the extent this power may be shared with a spouse.

(2)
Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The CW Unit Holders will hold one share of Class B common stock for each CW Unit that they own. Each share of Class B common stock has no economic rights, but entitles the holder thereof to one vote for each CW Unit held by such holder. Accordingly, the CW Unit Holders collectively have a number of votes in Cactus Inc. equal to the number of CW Units that they hold.

(3)
Cadent Energy Partners II, L.P., its general partner, Cadent Energy Partners II—GP, L.P., and Cadent Management Services, LLC, its manager, are indirectly controlled by Cadent Energy Partners LLC. Cadent Energy Partners controls all voting and dispositive power over the reported shares and therefore may be deemed to be the beneficial owner of such shares. Any decision taken by Cadent Energy Partners to vote, or to direct to vote, and to dispose, or to direct the disposition of, the securities held by Cadent Energy Partners II, L.P. has to be approved by its investment committee, including Mr. Bruce Rothstein. Therefore, Mr. Rothstein may be deemed to share voting and dispositive power over the securities held by Cadent Energy Partners II, L.P. and may also be deemed to be the beneficial owner of these securities. Mr. Rothstein disclaims beneficial ownership of such securities in excess of his pecuniary interest in the securities. Certain of our other directors and officers have passive interests in Cadent Energy Partners II, L.P. In connection with our IPO, Cactus Inc. entered into a Stockholders' Agreement with Cadent and Cactus WH Enterprises, which provides Cadent and Cactus WH Enterprises with the right to designate a certain number of nominees to our board of directors so long as they and their respective affiliates collectively beneficially own at least 5% of the outstanding shares of our common stock. Therefore Cadent and Cactus WH Enterprises may each be deemed to beneficially own an aggregate 36,523,999 shares, representing an aggregate combined voting power of 48.7% following this offering (or 46.7% assuming the underwriters exercise in full their option to purchase additional common shares). See "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

(4)
Scott Bender, Joel Bender and Steven Bender control Cactus WH Enterprises, LLC and may be deemed to share voting and dispositive power over the reported shares and, therefore, will also be deemed to be the beneficial owners of such shares. In connection with our IPO, Cactus Inc. entered into a Stockholders' Agreement with Cadent and Cactus WH Enterprises, which provides Cadent and Cactus WH Enterprises with the right to designate a certain number of nominees to our board of directors so long as they and their respective affiliates collectively beneficially own at least 5% of the outstanding shares of our common stock. Therefore Cadent and Cactus WH Enterprises may each be deemed to beneficially own an aggregate 36,523,999 shares, representing an aggregate combined voting power of 48.7% following the offering (or 46.7% assuming the underwriters exercise in full their option to purchase additional common shares). See "Certain Relationships and Related Party Transactions—Stockholders' Agreement."

(5)
Based on the Schedule 13G, filed on March 16, 2018, by Brenham Capital Management, L.P. The address of Brenham Capital Management, L.P. is 3963 Maple Avenue, Suite 290, Dallas, Texas 75219.

(6)
Based on the Schedule 13G, filed on February 15, 2018, by Integrated Core Strategies (US) LLC. The address of Integrated Core Strategies (US) LLC is c/o Millennium Management LLC, 666 Fifth Avenue, New York, New York 10103.

 DESCRIPTION OF CAPITAL STOCK

        The authorized capital stock of Cactus Inc. consists of 300,000,000 shares of Class A common stock, $0.01 par value per share, of which 36,450,000 shares will be issued and outstanding upon completion of this offering (37,950,000 shares if the underwriters' option to purchase additional shares of Class A common stock is exercised in full), 215,000,000 shares of Class B common stock, $0.01 par value per share, of which 38,439,772 shares will be issued and outstanding upon completion of this offering (36,939,772 shares if the underwriters' option to purchase additional shares of Class A common stock is exercised in full) and 10,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding upon completion of this offering.

        The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of Cactus Inc. does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

        Voting Rights.    Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

        Dividend Rights.    Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

        Liquidation Rights.    Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

        Other Matters.    The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

        Generally.    In connection with the IPO, each CW Unit Holder received one share of Class B common stock for each CW Unit that it held. Accordingly, each CW Unit Holder has a number of votes in Cactus Inc. equal to the aggregate number of CW Units that it held.

        Voting Rights.    Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of our Class B common stock do not have cumulative voting rights in the election of directors. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except with respect to the amendment of certain provisions of our amended and restated certificate of incorporation that would alter or change the powers, preferences or special rights of the Class B common stock so as to affect them adversely, which amendments must be by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class, or as otherwise required by applicable law.

        Dividend and Liquidation Rights.    Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms is simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of Cactus Inc.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 10,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

        Some provisions of Delaware law, and our amended and restated certificate of incorporation and our amended and restated bylaws described below, contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

        These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

        We are not subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  the transaction is approved by the board of directors before the date the interested stockholder attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

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  on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Amended and Restated Certificate of Incorporation and Our Amended and Restated Bylaws

        Provisions of our amended and restated certificate of incorporation and our amended and restated bylaws may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

        Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

  •
  establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. Our amended and restated bylaws specify the requirements as to form and content of all stockholders' notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting;

  •
  provide our board of directors the ability to authorize undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company;

  •
  provide that the authorized number of directors may be changed only by resolution of the board of directors;

  •
  provide that all vacancies, including newly created directorships, may, except as otherwise required by law, the rights of holders of any series of preferred stock and the then applicable provisions of the "Stockholders' Agreement" be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

  •
  provide that any action required or permitted to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing in lieu of a meeting of such stockholders, subject to the rights of the holders of any series of preferred stock with respect to such series;

  •
  provide that our amended and restated certificate of incorporation and amended and restated bylaws may be amended by the affirmative vote of the holders of at least two-thirds of our then outstanding Class A common stock;

  •
  provide that special meetings of our stockholders may only be called by the board of directors, the chief executive officer or the chairman of the board;

  •
  provide for our board of directors to be divided into three classes of directors, with each class as nearly equal in number as possible, serving staggered three year terms, other than directors which may be elected by holders of preferred stock, if any. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors;

  •
  provide that we renounce any interest in existing and future investments in other entities by, or the business opportunities of, Cadent or any of its officers, directors, agents, stockholders, members, partners, affiliates and subsidiaries (other than our directors that are presented business opportunities in their capacity as our directors) and that they have no obligation to offer us those investments or opportunities, and that they have no duty to refrain from engaging in corporate opportunities in the same or similar lines of business in which we or our affiliates now engage or propose to engage or otherwise competing with us or our affiliates; and

  •
  provide that our amended and restated bylaws can be amended by the board of directors.

Forum Selection

        Our amended and restated certificate of incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

  •
  any derivative action or proceeding brought on our behalf;

  •
  any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders;

  •
  any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws; or

  •
  any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

        Our amended and restated certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and to have consented to, this forum selection provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our amended and restated certificate of incorporation is inapplicable or unenforceable.

Business Opportunities and Competition

        Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders.

        Our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to Cadent and its affiliates, including any of our directors affiliated with Cadent and provides that if Cadent or its affiliates, including any of our directors affiliated with Cadent, becomes aware of a potential business opportunity, transaction or other matter, they have no duty to communicate or offer that opportunity to us (unless such opportunity is expressly offered to such director in his capacity as a one of our directors).

        In addition, our amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, provides that none of Cadent or its affiliates, including any of our directors affiliated with Cadent, have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates.

Limitation of Liability and Indemnification Matters

        Our amended and restated certificate of incorporation limits the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

  •
  for any breach of their duty of loyalty to us or our stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

  •
  for any transaction from which the director derived an improper personal benefit.

        Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

        Our amended and restated bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person's actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We have entered into indemnification agreements with each of our current directors and officers and intend to enter into indemnification agreements with any future directors and officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision that is in our amended and restated certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Registration Rights

        For a description of registration rights with respect to our Class A common stock, see the information under the heading "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock is American Stock Transfer & Trust Company, LLC.

Listing

        Our Class A common stock is listed on the NYSE under the symbol "WHD."

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

        Upon the closing of this offering, we will have outstanding an aggregate of 36,450,000 shares of Class A common stock (37,950,000 shares if the underwriters' option to purchase additional shares of Class A common stock is exercised in full). Of these shares, all of the 10,000,000 shares of Class A common stock (or 11,500,000 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering, in addition to the 26,450,000 shares that were sold in the IPO, will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by existing stockholders will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

        Each Pre-IPO Owner will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at our election, (x) shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions), or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right, pursuant to the Call Right, to acquire each tendered CW Unit directly from the exchanging CW Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be canceled. See "Certain Relationships and Related Party Transactions—Cactus Wellhead LLC Agreement." The shares of Class A common stock we issue upon such redemption would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of the IPO, we entered into a registration rights agreement with the Pre-IPO Owners that requires us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

        As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock outstanding (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

  •
  no shares will be eligible for sale on the date of the prospectus or prior to 90 days after the date of this prospectus; and

  •
  an additional 36,939,772 shares (assuming the underwriters exercise in full their option to purchase additional shares of Class A common stock) will be eligible for sale upon the expiration of the lock-up agreements, beginning 90 days after the date of this prospectus (including shares of Class A common stock issuable upon redemption by the Pre-IPO Owners of their CW Units (along with a corresponding number of shares of our Class B common stock) pursuant to the Redemption Right or our Call Right).

Lock-up Agreements

        We, all of our directors and officers and certain of the Pre-IPO Owners have agreed not to sell any Class A common stock for a period of 90 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting (Conflicts of Interest)" for a description of these lock-up provisions.

Rule 144

        In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least sixth months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person (who has been unaffiliated for at least the past three months) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

        In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

        We have filed a registration statement on Form S-8 under the Securities Act to register stock issuable under our LTIP. Shares registered under this registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following discussion is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our Class A common stock by a non-U.S. holder (as defined below), that holds our Class A common stock as a "capital asset" (generally property held for investment). This summary is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the Internal Revenue Service ("IRS") with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

        This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address tax considerations applicable to investors that may be subject to special treatment under the U.S. federal income tax laws, such as:

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  banks, insurance companies or other financial institutions;

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  tax-exempt or governmental organizations;

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  qualified foreign pension funds (or any entities all of the interests of which are held by a qualified foreign pension fund);

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  dealers in securities or foreign currencies;

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  traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

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  persons subject to the alternative minimum tax;

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  partnerships or other pass-through entities for U.S. federal income tax purposes or holders of interests therein;

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  persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

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  persons that acquired our Class A common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

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  certain former citizens or long-term residents of the United States; and

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  persons that hold our Class A common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

        PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY RECENT CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

        For purposes of this discussion, a "non-U.S. holder" is a beneficial owner of our Class A common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

  •
  an individual who is a citizen or resident of the United States;

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  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

  •
  a trust (i) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a United States person.

        If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our Class A common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, upon the activities of the partnership and upon certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our Class A common stock to consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our Class A common stock by such partnership.

Distributions

        As described in the section entitled "Dividend Policy," we do not plan to make any distributions on our Class A common stock for the foreseeable future. However, in the event we do make distributions of cash or other property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder's tax basis in our Class A common stock and thereafter as capital gain from the sale or exchange of such Class A common stock. See "—Gain on Disposition of Class A Common Stock." Subject to the withholding requirements under FATCA (as defined below) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our Class A common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

        Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code). Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Disposition of Class A Common Stock

        Subject to the discussions below under "—Backup Withholding and Information Reporting" and "—Additional Withholding Requirements under FATCA," a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

  •
  the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

  •
  the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

  •
  our Class A common stock constitutes a United States real property interest by reason of our status as a United States real property holding corporation ("USRPHC") for U.S. federal income tax purposes and as a result, such gain is treated as being effectively connected with a trade or business conducted by the non-U.S. holder in the United States.

        A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses.

        A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons (as defined under the Code) unless an applicable income tax treaty provides otherwise. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

        Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes, and we do not expect to become a USRPHC for the foreseeable future. However, in the event that we become a USRPHC, as long as our Class A common stock continues to be "regularly traded on an established securities market" (within the meaning of the U.S. Treasury Regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder's holding period for the Class A common stock, more than 5% of our Class A common stock will be treated as disposing of a U.S. real property interest and will be taxable on gain realized on the disposition of our Class A common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our Class A common stock were not considered to be regularly traded on an established securities market, such holder (regardless of the percentage of stock owned) would be treated as disposing of a U.S. real property interest and would be subject to U.S. federal income tax on a taxable disposition of our Class A common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

        Non-U.S. holders should consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our Class A common stock.

Backup Withholding and Information Reporting

        Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

        Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our Class A common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our Class A common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a United States person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our Class A common stock effected outside the United States by such a broker if it has certain relationships within the United States.

        Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

        Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder ("FATCA"), impose a 30% withholding tax on any dividends paid on our Class A common stock and on the gross proceeds from a disposition of our Class A common stock (if such disposition occurs after December 31, 2018), in each case if paid to a "foreign financial institution" or a "non-financial foreign entity" (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any "substantial United States owners" (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E); or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Non-U.S. holders are encouraged to consult their own tax advisors regarding the effects of FATCA on their investment in our Class A common stock.

        INVESTORS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY RECENT CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

 CERTAIN ERISA CONSIDERATIONS

        The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, "Similar Laws"), and entities whose underlying assets are considered to include "plan assets" of any such plan, account or arrangement (each, a "Plan").

        This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice.

General Fiduciary Matters

        ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an "ERISA Plan") and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

        In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan's particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary's duties to the Plan, including, without limitation:

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  whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

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  whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

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  whether the investment is permitted under the terms of the applicable documents governing the Plan;

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  whether the acquisition or holding of the shares of common stock will constitute a "prohibited transaction" under Section 406 of ERISA or Section 4975 of the Code (please see discussion under "—Prohibited Transaction Issues" below); and

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  whether the Plan will be considered to hold, as plan assets, (i) only shares of common stock or (ii) an undivided interest in our underlying assets (please see the discussion under "—Plan Asset Issues" below).

Prohibited Transaction Issues

        Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are "parties in interest," within the meaning of ERISA, or "disqualified persons," within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes, penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

        Because of the foregoing, shares of common stock should not be acquired or held by any person investing "plan assets" of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

        Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

        The Department of Labor (the "DOL") regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed "plan assets" under some circumstances. Under these regulations, an entity's assets generally would not be considered to be "plan assets" if, among other things:

          (a)   the equity interests acquired by ERISA Plans are "publicly-offered securities" (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions;

          (b)   the entity is an "operating company" (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

          (c)   there is no significant investment by "benefit plan investors" (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan's investment in the entity.

        Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

UNDERWRITING

        Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares of Class A common stock set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.	2,900,000
Credit Suisse Securities (USA) LLC	2,600,000
Piper Jaffray & Co.	1,300,000
J.P. Morgan Securities LLC	1,150,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	700,000
Tudor, Pickering, Holt & Co. Securities, Inc.	600,000
Barclays Capital Inc.	375,000
RBC Capital Markets, LLC	375,000

Total	10,000,000

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares of Class A common stock included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the underwriters' over-allotment option described below) if they purchase any of the shares.

        Shares of Class A common stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares of Class A common stock sold by the underwriters to securities dealers may be sold at a discount from the public offering price not to exceed $0.59850 per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,500,000 additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares of Class A common stock approximately proportionate to that underwriter's initial purchase commitment. Any shares of Class A common stock issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our officers and directors, Cadent and our other stockholders have agreed that, subject to certain exceptions, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup and Credit Suisse, dispose of or hedge any shares or any securities convertible into or exchangeable for our Class A common stock. Citigroup and Credit Suisse in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

        Our Class A common stock is listed on the NYSE under the symbol "WHD."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

	Paid by the Company
	No Exercise	Full Exercise
Per share	$1.16375	$1.16375
Total	$11,637,500	$13,383,125

        We estimate that the expenses of this offering (excluding underwriting discounts and commissions) will be approximately $1.0 million. Cactus LLC will pay all of the offering expenses in connection with this offering. We have agreed to reimburse the underwriters for their expenses relating to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. (including filing fees and the reasonable fees and expenses of counsel for the underwriters relating to such filings) up to $25,000.

        In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the over-allotment option, and stabilizing purchases.

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  Short sales involve secondary market sales by the underwriters of a greater number of shares of Class A common stock than they are required to purchase in the offering.

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  "Covered" short sales are sales of shares of Class A common stock in an amount up to the number of shares of Class A common stock represented by the underwriters' over-allotment option.

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  "Naked" short sales are sales of shares of Class A common stock in an amount in excess of the number of shares of Class A common stock represented by the underwriters' over-allotment option.

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  Covering transactions involve purchases of shares of Class A common stock either pursuant to the underwriters' over-allotment option or in the open market to cover short positions.

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  To close a naked short position, the underwriters must purchase shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

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  To close a covered short position, the underwriters must purchase shares of Class A common stock in the open market or must exercise the over-allotment option. In determining the source of shares of Class A common stock to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

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  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of Class A common stock. They may also cause the price of the shares of Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Distribution

        In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email.

Notice to Prospective Investors in Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

          (a)   you confirm and warrant that you are either:

              (i)  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

             (ii)  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

            (iii)  a person associated with the company under section 708(12) of the Corporations Act; or

            (iv)  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the

    Corporations Act any offer made to you under this document is void and incapable of acceptance; and

          (b)   you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

Notice to Prospective Investors in Canada

        The shares may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

        Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

        Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

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  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

        Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

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  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

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  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

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  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

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  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

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  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Switzerland

        The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

 LEGAL MATTERS

        The validity of our Class A common stock offered by this prospectus will be passed upon for us by Baker Botts L.L.P., New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Vinson & Elkins L.L.P., New York, New York.

EXPERTS

        The balance sheets of Cactus, Inc. as of December 31, 2017 and February 17, 2017 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of Cactus Wellhead, LLC and subsidiaries as of December 31, 2017 and 2016 and for each of the three years ended December 31, 2017 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules and amendments thereto) under the Securities Act, with respect to the shares of our Class A common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC at 100 F Street N.E., Washington, DC 20549. Copies of these materials may be obtained from such office, upon payment of a duplicating fee. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

        The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our registration statement, of which this prospectus constitutes a part, can be downloaded from the SEC's website. We file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the Public Reference Room maintained by the SEC or obtained from the SEC's website as provided above. Our website is located at www.CactusWHD.com. We intend to make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus, and investors should not rely on such information in making a decision to purchase our Class A common stock.

        We intend to furnish or make available to our stockholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our stockholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

Report of Independent Registered Public Accounting Firm

        To the Board of Directors of Cactus, Inc.

  Opinion on the Financial Statements

        We have audited the accompanying balance sheets of Cactus, Inc. (the "Company") as of December 31, 2017 and February 17, 2017, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and February 17, 2017 in conformity with accounting principles generally accepted in the United States of America.

  Basis for Opinion

        The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

        Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
March 19, 2018

We have served as the Company's auditor since 2015.

CACTUS, INC.

BALANCE SHEETS

	December 31, 2017	February 17, 2017
Assets
Cash	$—	$—

Total assets	$—	$—

Liabilities
Total liabilities	$—	$—

Commitments and contingencies
Stockholder's equity
Common stock, par value $0.01 per share 1,000,000 shares authorized, none issued and outstanding	—	—

Total stockholder's equity	—	—

Total liabilities and stockholder's equity	$—	$—

The accompanying notes are an integral part of this balance sheet.

CACTUS, INC.

NOTES TO BALANCE SHEETS

(in thousands unless otherwise indicated)

1. Organization and Operations

        Cactus, Inc. (the "Company") is a Delaware corporation, incorporated on February 17, 2017. Pursuant to a reorganization and completion of the Company's initial public offering on February 12, 2018 (the "IPO"), the Company became a holding corporation for Cactus Wellhead, LLC ("Cactus LLC") and its subsidiaries. Following completion of the IPO, the Company's sole material assets are units in Cactus LLC ("CW Units"). See note 4.

2. Summary of Significant Accounting Policies

  Basis of Presentation

        The Company's balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. Separate statements of income and comprehensive income, cash flows and changes in stockholder's equity have not been presented because the Company has had no operations to date.

3. Stockholder's Equity

        As of December 31, 2017, the Company was authorized to issue 1 million shares of common stock with a par value of $0.01 per share. The Board of Directors has the authority to issue one or more series of preferred stock without stockholder approval. In conjunction with the IPO, the Company amended its articles of incorporation to increase the number of authorized shares.

4. Subsequent Events

        On February 12, 2018, in connection with the completion of the Company's IPO, Cactus Inc. became the managing member of Cactus LLC and is responsible for all operational, management and administrative decisions relating to Cactus LLC's business.

        Pursuant to the IPO, the Company issued 23,000,000 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock"), at a price to the public of $19.00 per share. The Company received net proceeds of $405.8 million after deducting underwriting discounts and commissions and estimated offering expenses of the IPO. On February 14, 2018 the Company sold an additional 3,450,000 shares of Class A Common Stock pursuant to the exercise by the underwriters in full of their option to purchase additional shares of Class A Common Stock (the "Option"), resulting in $61.6 million of additional net proceeds after deducting underwriting discounts and commissions. The Company contributed all of the net proceeds of the IPO to Cactus LLC in exchange for CW Units. Cactus LLC used (i) $251.0 million of the net proceeds to repay all of the borrowings outstanding under its term loan facility, including accrued interest and (ii) $216.4 million to redeem CW Units from certain direct and indirect owners of Cactus LLC.

CACTUS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

	March 31, 2018	December 31, 2017
	(in thousands, except per share data)
Assets
Current assets
Cash and cash equivalents	$7,860	$7,574
Accounts receivable, net	84,800	84,173
Inventories	69,533	64,450
Prepaid expenses and other current assets	5,563	7,732

Total current assets	167,756	163,929

Property and equipment, net	109,492	94,654
Goodwill	7,824	7,824
Deferred tax asset, net	73,215	—
Other noncurrent assets	48	49

Total assets	$358,335	$266,456

Liabilities and Equity
Current liabilities
Accounts payable	$38,575	$35,080
Accrued expenses and other current liabilities	14,584	10,559
Capital lease obligations, current portion	5,578	4,667
Current maturities of long-term debt	—	2,568

Total current liabilities	58,737	52,874

Capital lease obligations, net of current portion	8,809	7,946
Deferred tax liability, net	489	416
Liability related to tax receivable agreement	62,989	—
Long-term debt, net	—	241,437

Total liabilities	131,024	302,673

Commitments and contingencies
Stockholders' / Members' equity (deficit)
Members' equity (deficit)	—	(36,299)
Preferred stock, $0.01 par value, 10,000 shares authorized, none issued and outstanding as of March 31, 2018	—	—
Class A common stock, $0.01 par value, 300,000 shares authorized, 26,450 shares issued and outstanding as of March 31, 2018	265	—
Class B common stock, $0.01 par value, 215,000 shares authorized, 48,440 shares issued and outstanding as of March 31, 2018	—	—
Additional paid-in capital	83,145	—
Retained earnings	3,753	—
Accumulated other comprehensive income	321	82

Total stockholders' equity attributable to Cactus Inc. and members' equity (deficit)	87,484	(36,217)

Non-controlling interest	139,827	—

Total stockholders' and members' equity (deficit)	227,311	(36,217)

Total liabilities and equity	$358,335	$266,456

The accompanying notes are an integral part of these condensed consolidated financial statements.

CACTUS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(unaudited)

	Three Months Ended March 31,
	2018	2017
	(in thousands, except per share data)
Revenues
Product revenue	$58,926	$33,038
Rental revenue	29,145	12,975
Field service and other revenue	27,039	12,490

Total revenues	115,110	58,503

Costs and expenses
Cost of product revenue	37,066	23,195
Cost of rental revenue	12,176	8,273
Cost of field service and other revenue	21,537	10,938
Selling, general and administrative expenses	9,114	6,103

Total costs and expenses	79,893	48,509

Income from operations	35,217	9,994

Interest expense, net	(2,852)	(4,986)
Other income (expense), net	(4,305)	—

Income before income taxes	28,060	5,008
Income tax expense	1,652	154

Net income	$26,408	$4,854
Less: Pre-IPO net income attributable to Cactus LLC	13,648	4,854
Less: net income attributable to non-controlling interest	9,007	—

Net income attributable to Cactus Inc.	$3,753	$—

Earnings per Class A Share—basic	$0.14	$—

Earnings per Class A Share—diluted	$0.14	$—

Weighted average Class A Shares outstanding—basic	26,450	—
Weighted average Class A Shares outstanding—diluted	26,648	—

The accompanying notes are an integral part of these condensed consolidated financial statements.

CACTUS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

	Three Months Ended March 31,
	2018	2017
	(in thousands)
Net income	$26,408	$4,854
Foreign currency translation	239	177

Comprehensive income	$26,647	$5,031
Less: Pre-IPO comprehensive income attributable to Cactus LLC	13,928	5,031
Less: comprehensive income attributable to non-controlling interest	8,981	—

Comprehensive income attributable to Cactus Inc.	$3,738	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

CACTUS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(unaudited)

		Class A Common Stock		Class B Common Stock
								Accumulated Other Comprehensive Income
	Members' Equity (Deficit)					Additional Paid-In Capital	Retained Earnings		Non- controlling Interest	Total Equity (Deficit)
(in thousands)		Shares	Amount	Shares	Amount
Balance at December 31, 2017	$(36,299)	—	$—	—	$—	$—	$—	$82	$—	$(36,217)
Member distributions prior to IPO	(26,000)	—	—	—	—	—	—	—	—	(26,000)
Net income prior to IPO and reorganization	13,648	—	—	—	—	—	—	—	—	13,648
Effect of IPO and reorganization (Note 1)	48,651	26,450	265	48,440	—	71,195	—	—	130,861	250,972
Member distributions after IPO	—	—	—	—	—	—	—	—	(41)	(41)
Additional paid-in capital related to tax receivable agreement	—	—	—	—	—	11,116	—	—	—	11,116
Other comprehensive income	—	—	—	—	—	—	—	239	—	239
Stock-based compensation	—	—	—	—	—	834	—	—	—	834
Net income after IPO and reorganization	—	—	—	—	—	—	3,753	—	9,007	12,760

Balance at March 31, 2018	$—	26,450	$265	48,440	$—	$83,145	$3,753	$321	$139,827	$227,311

The accompanying notes are an integral part of these condensed consolidated financial statements.

CACTUS, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three Months Ended March 31,
	2018	2017
	(in thousands)
Cash flows from operating activities
Net income	$26,408	$4,854
Reconciliation of net income to net cash provided by operating activities
Depreciation and amortization	6,621	5,313
Debt discount and deferred loan cost amortization	219	438
Stock-based compensation	834	—
Inventory obsolescence	451	—
Loss on disposal of assets	29	235
Deferred income taxes	963	29
Loss on debt extinguishment	4,305	—
Changes in operating assets and liabilities
Accounts receivable	(419)	(8,998)
Inventories	(5,594)	(7,648)
Prepaid expenses and other assets	(56)	(1,140)
Accounts payable	792	12,508
Accrued expenses and other liabilities	4,012	341

Net cash provided by operating activities	38,565	5,932

Cash flows from investing activities
Capital expenditures	(16,127)	(8,584)
Proceeds from sale of assets	440	83

Net cash used in investing activities	(15,687)	(8,501)

Cash flows from financing activities
Principal payments on long-term debt	(248,529)	(642)
Payments on capital leases	(1,266)	(319)
Net proceeds from IPO	469,621	—
Distributions to members	(26,041)	—
Redemptions of CW Units	(216,425)	—

Net cash used in financing activities	(22,640)	(961)

Effect of exchange rate changes on cash and cash equivalents	48	12

Net increase (decrease) in cash and cash equivalents	286	(3,518)
Cash and cash equivalents
Beginning of period	7,574	8,688

End of period	$7,860	$5,170

The accompanying notes are an integral part of these condensed consolidated financial statements.

CACTUS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(in thousands, except share and per share data, or as otherwise indicated)

1. Organization and Nature of Operations

Description of Business

        Cactus, Inc. ("Cactus Inc") and its consolidated subsidiaries, including Cactus Wellhead, LLC ("Cactus LLC") are primarily engaged in the design, manufacture and sale of wellhead and pressure control equipment. In addition, we maintain a fleet of frac valves and ancillary equipment for short-term rental, as well as offering repair and refurbishment services and the provision of service crews to assist in the installation and operations of pressure control systems. We operate through 14 U.S. service centers located in Texas, Oklahoma, New Mexico, Louisiana, Pennsylvania, North Dakota, Wyoming and Colorado, and one service center in Australia, with our corporate headquarters located in Houston, Texas.

        Cactus Inc. was incorporated on February 17, 2017 as a Delaware corporation for the purpose of completing an initial public offering of equity and related transactions. Cactus LLC is a Delaware limited liability company and was formed on July 11, 2011. Except as otherwise indicated or required by the context, all references to "Cactus," "we," "us" and "our" refer to Cactus Inc. and its consolidated subsidiaries (including Cactus LLC) following the completion of our IPO and (ii) Cactus LLC and its consolidated subsidiaries prior to the completion of our IPO.

Initial Public Offering

        On February 12, 2018, we completed the initial public offering of 23,000,000 shares of Class A common stock (our "IPO"), par value $0.01 per share, at a price to the public of $19.00 per share. We received net proceeds of $408.0 million after deducting underwriting discounts and commissions and $2.8 million in current offering expenses of our IPO. We also paid $2.2 million in offering expenses during 2017 that were recorded to prepaid expenses in the consolidated balance sheet as of December 31, 2017. On February 14, 2018 we completed the sale of an additional 3,450,000 shares of Class A common stock pursuant to the exercise in full by the underwriters of their option to purchase additional shares of Class A common stock (the "Option"), from which we received an additional $61.6 million of net proceeds after deducting underwriting discounts and commissions. We contributed all of the net proceeds of our IPO (including from the Option) to Cactus LLC in exchange for units in Cactus LLC ("CW Units"). Cactus Inc. is a holding company who is the sole managing member of Cactus LLC.

        Cactus LLC used the total $469.6 million of net proceeds (including net proceeds from the Option) to (i) repay all of the borrowings outstanding under its term loan facility, including accrued interest, of $251.0 million and (ii) redeem $216.4 million of CW Units from certain direct and indirect owners of Cactus LLC. The remaining $2.2 million was held by Cactus LLC to cover previously paid offering expenses in 2017.

        As the sole managing member of Cactus LLC, Cactus Inc. operates and controls all of the business and affairs of Cactus LLC, and conducts its business through Cactus LLC and its subsidiaries. As a result, Cactus Inc. consolidates the financial results of Cactus LLC and its subsidiaries and reports non-controlling interest related to the portion of CW Units not owned by Cactus Inc., which reduces net income attributable to Cactus Inc.'s Class A stockholders. As of March 31, 2018, Cactus Inc. owned 35.3% of Cactus LLC.

CACTUS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

1. Organization and Nature of Operations (Continued)

  Tax Receivable Agreement

        In connection with our IPO, we entered into a tax receivable agreement (the "TRA") with certain direct and indirect owners of CW Units (the "TRA Holders"). The TRA generally provides for the payment by Cactus Inc. to the TRA Holders of 85% of the net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances. Cactus Inc. will retain the benefit of the remaining 15% of these net cash savings. See Note 2 for further details of the TRA.

Reorganization

        In connection with our IPO, we completed a series of reorganization transactions (the "Reorganization"), including the following:

  (a)
  all of the membership interests in Cactus LLC were converted into a single class of CW Units;

  (b)
  Cactus Inc. contributed the net proceeds of our IPO to Cactus LLC in exchange for 23,000,000 CW Units;

  (c)
  Cactus LLC used the net proceeds of our IPO that it received from Cactus Inc. to repay the borrowings outstanding, plus accrued interest, under its term loan facility and to redeem 8,667,841 CW Units from the owners thereof;

  (d)
  Cactus Inc. issued and contributed a total of 51,889,772 shares of its Class B common stock, par value $0.01 per share, equal to the number of outstanding CW Units held by the owners thereof following the redemption described in (c) above to Cactus LLC (the Class B common stock has no economic interest and does not share in cash dividends or liquidation rights, but entitles its holders to one vote on all matters to be voted on by Cactus' shareholders generally);

  (e)
  Cactus LLC distributed to each of the owners that continued to own CW Units following our IPO one share of Class B common stock for each CW Unit such owner held following the redemption described in (c) above;

  (f)
  Cactus Inc. contributed the net proceeds from the exercise of the Option to Cactus LLC in return for 3,450,000 additional CW Units, and

  (g)
  Cactus LLC used the net proceeds from the Option to redeem 3,450,000 CW Units from the owners thereof, and Cactus Inc. canceled a corresponding number of shares of Class B common stock.

        As of March 31, 2018, there were 26,450,000 shares of Class A common stock and 48,439,772 shares of Class B common stock issued and outstanding.

  Other IPO related items

        In conjunction with our IPO, we also:

  (a)
  wrote off $2.2 million of prepaid IPO costs incurred in 2017 as a reduction of additional paid-in capital;

CACTUS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

1. Organization and Nature of Operations (Continued)

  (b)
  wrote off $4.3 million in unamortized debt discount and deferred loan costs related to the repayment of the term loan;

  (c)
  issued 737,493 shares of restricted stock units and began recording stock-based compensation;

  (d)
  recorded a deferred tax asset of $74.1 million related to the step-up in basis, a liability from the TRA of $63.0 million representing 85% of the expected net cash tax savings from the step-up in basis that will be paid to TRA Holders, and recorded $11.1 million as additional paid-in capital;

  (e)
  reset the previous accumulated deficit in Cactus LLC to zero; and

  (f)
  recorded $130.9 million of non-controlling interest representing the portion of CW Units not owned by Cactus Inc.

        Prior to our IPO, on January 25, 2018, Cactus LLC paid a cash distribution of $26.0 million to pre-IPO owners. This distribution was funded by borrowing under the revolving credit facility. The purpose of the distribution was to provide funds to these owners to pay their federal and state tax liabilities associated with taxable income recognized by them for periods prior to the completion of our IPO as a result of their ownership interests in Cactus LLC. The borrowings under the revolving credit facility were repaid as of March 31, 2018.

2. Preparation of Interim Financial Statements and Other Items

Basis of Presentation

        The unaudited and condensed consolidated financial statements ("consolidated financial statements") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These consolidated financial statements include the accounts of Cactus Inc. and its wholly owned subsidiaries for interim financial information. Accordingly, these consolidated financial statements do not include all information or notes required by generally accepted accounting principles for annual financial statements and should be read together with our Annual Report for Form 10-K for the year ended December 31, 2017. All significant intercompany transactions and balances have been eliminated upon consolidation.

        In our opinion, the consolidated financial statements include all adjustments, which are of a normal recurring nature, unless otherwise disclosed, necessary for a fair statement of the consolidated financial statements for the interim periods. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results to be expected for the full year.

        As discussed in Note 1, as a result of our IPO and Reorganization, Cactus Inc. is the sole managing member of Cactus LLC and consolidates entities in which it has a controlling financial interest. The Reorganization was considered a transaction between entities under common control. As a result, the financial statements for periods prior to our IPO and the Reorganization have been adjusted to combine the previously separate entities for presentation purposes. However, Cactus Inc. had no operations or assets and liabilities prior to our IPO. As such, for periods prior to the completion of our IPO, the consolidated financial statements represent the historical financial position and results of operations of Cactus LLC and its subsidiaries. For periods after the completion of our

CACTUS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

2. Preparation of Interim Financial Statements and Other Items (Continued)

IPO, the financial position and results of operations include those of Cactus and report the non-controlling interest related to the portion of CW Units not owned by Cactus Inc.

Limitation of Members' Liability

        Under the terms of the First Amended and Restated Limited Liability Company Operating Agreement, dated as of January 29, 2018 of Cactus LLC (the "LLC Agreement"), the members of Cactus LLC are not obligated for debt, liabilities, contracts or other obligations of Cactus LLC. Profits and losses are allocated to members as defined in the LLC Agreement.

Policy for Interim Period Tax Allocation

        For interim income tax reporting we estimate our annual effective tax rate and apply it to our year-to-date ordinary income. The tax effects of unusual or infrequently occurring items, including changes in judgment about valuation allowances and effects of changes in tax laws or rates, are reported in the interim period in which they occur. Our IPO closed on February 12, 2018, and the annual effective tax rate was determined considering the periods before and after our IPO. Accordingly, net income attributable to non-controlling interest includes its share of respective income tax expense, which is not subject to U.S. federal and state income tax expense, and net income attributable to Cactus Inc. includes its share of respective income tax expense, which does include U.S. federal and state income tax expense. As of March 31, 2018, Cactus Inc. owned 35.3% of Cactus LLC and non-controlling interest owned 64.7% of Cactus LLC.

Income Taxes

        Cactus Inc. is a corporation and is subject to U.S. federal as well as state income tax related to its ownership percentage in Cactus LLC.

        Cactus LLC is a limited liability company treated as a partnership for U.S. federal income tax purposes and files a U.S. Return of Partnership Income, which includes both our U.S. and foreign operations. Consequently, the members of Cactus LLC are taxed individually on their share of earnings for U.S. federal and state income tax purposes. Additionally, our operations in both Australia and China are subject to local country income taxes.

CACTUS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

2. Preparation of Interim Financial Statements and Other Items (Continued)

        The provision for income tax for the three months ended March 31, 2018 consisted of:

Three Months Ended March 31, 2018
Current:
Federal	$211
State	240
Foreign	238

Total current income taxes	689
Deferred:
Federal	762
State	128
Foreign	73

Total deferred income taxes	963

Total provision for income taxes	$1,652

        The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

Three Months Ended March 31, 2018
Income taxes at 21% statutory tax rate	$5,893
Net difference resulting from:
Profit of Cactus LLC Pre-IPO not subject to U.S. federal tax	(2,808)
Profit of non-controlling interest not subject to U.S. federal tax	(1,926)
Foreign earnings subject to different tax rates	50
State income taxes	318
Foreign withholding taxes	73
Change in valuation allowance	(20)
Other	72

Total provision for income taxes	$1,652

Stock-based Compensation

        We measure the cost of equity-based awards based on the grant-date fair value and we allocate the compensation expense over the corresponding service period, which is usually the vesting period, using the straight-line method. All grant date fair value is expensed immediately for awards that are fully vested as of the grant date.

        In conjunction with our IPO, we granted 737,493 restricted stock unit awards with a grant date fair value of $19.00. The majority of these awards vest over a three year period. During the three months ended March 31, 2018, we recorded $0.8 million of stock-based compensation expense mostly included in selling, general and administrative expenses. As of March 31, 2018, there was $13.2 million of

CACTUS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

2. Preparation of Interim Financial Statements and Other Items (Continued)

unrecognized compensation cost related to these unvested restricted stock unit awards, which is expected to be recognized over a weighted average period of 2.8 years.

Significant Customers

        For the three months ended March 31, 2018, Cactus had one customer that represented 11% of consolidated revenues. No other customer represented 10% or more of consolidated revenues during this period. For the three months ended March 31, 2017, Cactus had two customers each representing 10% or more of consolidated revenues, whose combined revenues represented approximately 21% of consolidated revenues. There were no other customers representing 10% or more of consolidated revenues during this period.

Significant Vendors

        We purchase a significant portion of supplies, equipment and machined components from a single vendor. For the three months ended March 31, 2018 and 2017, purchases from this vendor totaled $10.4 million and $6.4 million, respectively. These figures represent approximately 21% and 20% for the respective periods, of total third party vendor purchases of raw materials, finished products, equipment, machining and other services. Amounts due to the vendor included in accounts payable in the consolidated balance sheets as of March 31, 2018 and December 31, 2017 totaled $7.2 million and $7.4 million, respectively.

Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include but are not limited to estimated losses on accounts receivables, estimated realizable value on excess and obsolete inventory, estimates related to fair value of reporting units for purposes of assessing goodwill and other indefinite-lived intangible assets for impairment and estimates of deferred tax assets related to the step-up in basis under the TRA and the associated liability under the TRA. Actual results could differ from those estimates.

Tax Receivable Agreement

        Pursuant to the LLC Agreement, each TRA Holder will, subject to certain limitations, have the right (the "Redemption Right") to cause Cactus LLC to acquire all or at least a minimum portion of its CW Units for, at Cactus LLC's election, (x) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each CW Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, Cactus Inc. (instead of Cactus LLC) will have the right (the "Call Right") to acquire each tendered CW Unit directly from the exchanging TRA Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassifications and other similar transactions, or (y) an equivalent amount of cash. In connection with any redemption of CW

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

2. Preparation of Interim Financial Statements and Other Items (Continued)

Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be canceled.

        Cactus LLC has made for itself (and for each of its direct or indirect subsidiaries that is treated as a partnership for U.S. federal income tax purposes and that it controls) an election under Section 754 of the Internal Revenue Code (the "Code") that will be effective for 2018 and each taxable year in which a redemption of CW Units pursuant to the Redemption Right or the Call Right occurs. Pursuant to the Section 754 election, redemptions of CW Units pursuant to the Redemption Right or the Call Right are expected to result in adjustments to the tax basis of the tangible and intangible assets of Cactus LLC. These adjustments will be allocated to Cactus Inc. Such adjustments to the tax basis of the tangible and intangible assets of Cactus LLC would not have been available to Cactus Inc. absent its acquisition or deemed acquisition of CW Units pursuant to the exercise of the Redemption Right or the Call Right. In addition, the repayment of borrowings outstanding under the Cactus LLC term loan facility resulted in adjustments to the tax basis of the tangible and intangible assets of Cactus LLC, a portion of which was allocated to Cactus Inc.

        These basis adjustments are expected to increase (for tax purposes) Cactus Inc.'s depreciation, depletion and amortization deductions and may also decrease Cactus Inc.'s gains (or increase its losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets. Such increased deductions and losses and reduced gains may reduce the amount of tax that Cactus Inc. would otherwise be required to pay in the future.

        The TRA will generally provide for the payment by Cactus Inc. to each TRA Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Cactus Inc. actually realizes or is deemed to realize in certain circumstances as a result of (i) certain increases in tax basis that occur as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holder's CW Units in connection with our IPO or pursuant to the exercise of the Redemption Right or the Call Right, (ii) certain increases in tax basis resulting from the repayment of borrowings outstanding under Cactus LLC's term loan facility and (iii) imputed interest deemed to be paid by Cactus Inc. as a result of, and additional tax basis arising from, any payments Cactus Inc. makes under the TRA. We will retain the benefit of the remaining 15% of the cash savings.

        The payment obligations under the TRA are Cactus Inc.'s obligations and not obligations of Cactus LLC, and we expect that the payments we will be required to make under the TRA will be substantial. We have determined that it is more likely than not that actual cash tax savings will be realized by Cactus Inc. from the tax benefits resulting from the Reorganization and our IPO. Accordingly, the TRA is expected to result in future payments, and we have recorded a liability from the TRA of $63.0 million included in the consolidated balance sheet as of March 31, 2018. Estimating the amount and timing of payments that may become due under the TRA is by its nature imprecise. For purposes of the TRA, net cash savings in tax generally will be calculated by comparing Cactus Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the TRA. The amounts payable, as well as the timing of any payments under the TRA, are dependent upon significant future events and assumptions, including the timing of the redemption of CW Units, the price of our Class A

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

2. Preparation of Interim Financial Statements and Other Items (Continued)

common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its CW Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount and timing of taxable income we generate in the future and the U.S. federal income tax rate then applicable, and the portion of Cactus Inc.'s payments under the TRA that constitute imputed interest or give rise to depreciable or amortizable tax basis.

        The accounting under the TRA for any exchanges of CW Units subsequent to the Reorganization will follow the same procedures as described above.

        A delay in the timing of redemptions of CW Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the TRA as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of Cactus LLC taxable income to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of CW Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the TRA in an amount equal to 85% of the tax-effected change in price. The amounts payable under the TRA are dependent upon Cactus Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the TRA. If Cactus Inc.'s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of Cactus Inc.'s future income tax liabilities.

        It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding liability from the TRA. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the TRA exceed the actual benefits we realize in respect of the tax attributes subject to the TRA or (ii) distributions to Cactus Inc. by Cactus LLC are not sufficient to permit Cactus Inc. to make payments under the TRA after it has paid its taxes and other obligations. The payments under the TRA will not be conditional on a holder of rights under the TRA having a continued ownership interest in either Cactus LLC or Cactus Inc.

        In addition, although we are not aware of any issue that would cause the Internal Revenue Service ("IRS") or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the TRA, the TRA Holders will not reimburse us for any payments previously made under the TRA if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against payments otherwise to be made, if any, to such holder after our determination of such excess. As a result, in such circumstances, Cactus Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments.

        We account for any amounts payable under the TRA in accordance with Accounting Standard Codification ("ASC") Topic 450, Contingencies ("ASC 450"). We will recognize subsequent changes to the measurement of the liability from the TRA in the income statement as a component of income before taxes. In the case of any changes to any valuation allowance associated with the underlying tax asset, given the link between the tax savings generated and the recognition of the liability from the TRA (i.e., one is recorded based on 85% of the other), and the explicit guidance in ASC 740-20-45-11(g) which requires that subsequent changes in a valuation allowance established against

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

2. Preparation of Interim Financial Statements and Other Items (Continued)

deferred tax assets that arose due to change in tax basis as a result of a transaction among or with stockholders to be recorded in the income statement as opposed to equity, we believe recording of the corollary adjustment to the liability from the TRA in the income statement is appropriate.

        The term of the TRA commenced upon completion of our IPO and will continue until all tax benefits that are subject to the TRA have been utilized or expired, unless we exercise our right to terminate the TRA. In the event that the TRA is not terminated, the payments under the TRA are anticipated to commence in 2019 and to continue for 16 years after the date of the last redemption of CW Units. Accordingly, it is expected that payments will continue to be made under the TRA for more than 25 years. If we elect to terminate the TRA early (or it is terminated early due to certain mergers, asset sales, other forms of business combinations or other changes of control), our obligations under the TRA would accelerate and we would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by us under the TRA (determined by applying a discount rate of one-year LIBOR plus 150 basis points) and such payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the TRA, including the assumptions that (i) we have sufficient taxable income to fully utilize the tax benefits covered by the TRA and (ii) any CW Units (other than those held by Cactus Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of the actual realization, if any, of the future tax benefits to which the termination payment relates. Assuming no material changes in the relevant tax law, we expect that if the TRA were terminated as of March 31, 2018, the estimated termination payments, based on the assumptions discussed above, would be approximately $304.6 million (calculated using a discount rate equal to one-year LIBOR plus 150 basis points, applied against an undiscounted liability of $430.1 million).

        The TRA provides that in the event that we breach any of our material obligations under the TRA, whether as a result of (i) our failure to make any payment when due (including in cases where we elect to terminate the TRA early, the TRA is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or we have available cash but fail to make payments when due under circumstances where we do not have the right to elect to defer the payment, as described below), (ii) our failure to honor any other material obligation under it or (iii) by operation of law as a result of the rejection of the TRA in a case commenced under the U.S. Bankruptcy Code or otherwise, then the TRA Holders may elect to treat such breach as an early termination, which would cause all our payment and other obligations under the TRA to be accelerated and become due and payable applying the same assumptions described above.

        As a result of either an early termination or a change of control, we could be required to make payments under the TRA that exceed our actual cash tax savings under the TRA. In these situations, our obligations under the TRA could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control.

        Decisions we make in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by the TRA Holders under the TRA. For example, the earlier disposition of assets following a redemption of CW Units may accelerate payments under the TRA and

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

2. Preparation of Interim Financial Statements and Other Items (Continued)

increase the present value of such payments, and the disposition of assets before a redemption of CW Units may increase the TRA Holders' tax liability without giving rise to any rights of the TRA Holders to receive payments under the TRA. Such effects may result in differences or conflicts of interest between the interests of the TRA Holders and other shareholders.

        Payments generally are due under the TRA within five business days following the finalization of the schedule with respect to which the payment obligation is calculated. However, interest on such payments will begin to accrue from the due date (without extensions) of our U.S. federal income tax return for the period to which such payments relate until such payment due date at a rate equal to one-year LIBOR plus 150 basis points. Except in cases where we elect to terminate the TRA early or it is otherwise terminated as described above, generally we may elect to defer payments due under the TRA if we do not have available cash to satisfy our payment obligations under the TRA. Any such deferred payments under the TRA generally will accrue interest from the due date for such payment until the payment date at a rate of one-year LIBOR plus 550 basis points. However, interest will accrue from the due date for such payment until the payment date at a rate of one-year LIBOR plus 150 basis points if we are unable to make such payment as a result of limitations imposed by our credit agreement. We have no present intention to defer payments under the TRA.

        Because we are a holding company with no operations of our own, our ability to make payments under the TRA is dependent on the ability of Cactus LLC to make distributions to us in an amount sufficient to cover our obligations under the TRA. This ability, in turn, may depend on the ability of Cactus LLC's subsidiaries to make distributions to it. The ability of Cactus LLC, its subsidiaries and other entities in which it directly or indirectly holds an equity interest to make such distributions will be subject to, among other things, the applicable provisions of Delaware law (or other applicable jurisdiction) that may limit the amount of funds available for distribution and restrictions in relevant debt instruments issued by Cactus LLC or its subsidiaries and other entities in which it directly or indirectly holds an equity interest. Additionally, distributions made by Cactus LLC generally require pro-rata distribution among all its members, which could be significant. To the extent that we are unable to make payments under the TRA for any reason, such payments will be deferred and will accrue interest until paid.

Emerging Growth Company status

        Cactus is an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). We will remain an emerging growth company until the earlier of (1) the last day of our fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which our total annual gross revenue is at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A common stock that is held by non-affiliates exceeds $700.0 million as of the last business day of our most recently completed second fiscal quarter (following twelve months from our IPO), and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise generally applicable to public companies. We have irrevocably opted out of the extended transition period and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

2. Preparation of Interim Financial Statements and Other Items (Continued)

Recent Accounting Pronouncements

  Standards Adopted

        In August 2016, the FASB issued ASU No. 2016-15, Cash Flow Statement (Topic 250). This new guidance addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including: debt prepayment or debt extinguishment costs, settlement of zero coupon debt instruments or other debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate-owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We adopted this ASU on January 1, 2018. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes the current revenue recognition guidance. The ASU is based on the principle that revenue is recognized to depict the transfer of goods and services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new standard will be effective for public companies for the fiscal years beginning after December 31, 2017 using one of two retrospective application methods. We adopted this ASU on January 1, 2018 using the modified retrospective method. The adoption of this pronouncement did not have a material impact on our consolidated financial statements. See Note 5.

        In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments in this standard provide a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not a business. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is allowed for transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. Entities will be required to apply the guidance prospectively when adopted. We adopted this ASU on January 1, 2018. The adoption of this pronouncement did not have a material impact on our consolidated financial statements.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

2. Preparation of Interim Financial Statements and Other Items (Continued)

  Standards Not Yet Adopted

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Upon adoption of the new guidance, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The new guidance will be effective for fiscal years beginning after December 15, 2018. We are currently evaluating the impact this pronouncement will have on our consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-04, Intangibles-Goodwill and Other, which simplifies the accounting for goodwill impairment by eliminating Step 2 of the current goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the new standard, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The new guidance should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not expect the adoption of this pronouncement to have a material impact on our consolidated financial statements.

        In February 2018, the FASB issued ASU 2018-02, Income Statement—Reporting Comprehensive Income (Topic 220) Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income. The amendments in this update allow a reclassification from accumulated other comprehensive income (loss) to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this update also require certain disclosures about stranded tax effects. The amendments in this update are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact this pronouncement will have on our consolidated financial statements.

3. Inventories

        Inventories consists of the following:

	March 31, 2018	December 31, 2017
Raw materials	$1,378	$1,532
Work-in-progress	4,012	3,590
Finished goods	64,143	59,328

	$69,533	$64,450

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

4. Long-term Debt

        Long-term debt consists of the following:

	March 31, 2018	December 31, 2017
Term Loan	$—	$248,529
Less:
Current portion	—	(2,568)
Unamortized debt discount and deferred loan costs	—	(4,524)

Long-term debt, net	$—	$241,437

        On July 31, 2014, Cactus LLC entered into a credit agreement collateralized by substantially all of its assets (the "Credit Agreement"), consisting of a $275.0 million Tranche B term loan (the "Term Loan") and $50.0 million revolving credit facility with a $10.0 million sublimit for letters of credit (the "Revolving Loans"). In conjunction with the completion of our IPO in February 2018, we repaid the Term Loan in full. There was $248.5 million outstanding on the Term Loan as of December 31, 2017. As of March 31, 2018 and December 31, 2017, no amounts were outstanding on the Revolving Loans and no letters of credit were outstanding. We may borrow and repay the Revolving Loans in accordance with the terms of the Credit Agreement. A commitment fee is payable quarterly on the unused portion of the revolving credit facility. Interest on the Revolving Loans is payable in arrears for each draw fixed at an adjusted base rate plus an applicable margin, as defined in the Credit Agreement. At March 31, 2018 there was no accrued interest and December 31, 2017 included $0.2 million of accrued interest within accrued expenses, on the consolidated balance sheets. The Revolving Loans portion of the Credit Agreement matures on July 31, 2019. Amounts outstanding under the Credit Agreement may be voluntarily prepaid, in whole or in part, without premium or penalty, in accordance with the terms of the Credit Agreement and subject to breakage and similar costs.

        The Credit Agreement contains various restrictive covenants that may limit our ability to incur additional indebtedness and liens, make or declare dividends, or enter into certain transactions, and contains a total leverage financial covenant related only to the Revolving Loans once a total of $15.0 million or more has been drawn on the Revolving Loans. Based on this total leverage financial covenant, availability under the revolving credit facility can be limited to $15.0 million. At March 31, 2018, we had access to the full $50.0 million revolving credit facility capacity. At March 31, 2018 and December 31, 2017, we were in compliance with the covenants in the Credit Agreement.

        At March 31, 2018, the applicable margin on our Revolving Loans was 2.75% with an adjusted base rate of one or three month LIBOR. At December 31, 2017, the weighted average interest rate for the borrowings under the Credit Agreement was 7.3%.

Loss on debt extinguishment

        For the three months ended March 31, 2018, we recorded a $4.3 million loss on early extinguishment of debt in conjunction with the repayment of the Term Loan with a portion of the net proceeds from our IPO. The loss consists of the write-off of the unamortized balance of debt discount

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

4. Long-term Debt (Continued)

and deferred loan costs of $2.1 million and $2.2 million, respectively. The loss on debt extinguishment is included under other income (expense), net, in the consolidated statements of income.

5. Revenue

Accounting Policy

        We account for revenue in accordance with Topic 606, which we adopted on January 1, 2018, using the modified retrospective method. The adoption of Topic 606 did not have a material impact on the timing or amounts of revenue recognized in our unaudited condensed consolidated financial statements and therefore did not have a material impact on our financial position, results of operations, equity or cash flows as of the adoption date or for the three months ended March 31, 2018. Furthermore, we expect the impact of the adoption of the new standard to be immaterial to our revenue and gross profit on an ongoing basis. We did not recognize any cumulative-effect adjustment to retained earnings upon adoption as the impact was immaterial. Also, the comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

Revenue Recognition

        The majority of our revenues are derived from short term contracts. Product sales generally do not include right of return or other significant post-delivery obligations. Revenues are recognized when we satisfy a performance obligation by transferring control of the promised goods or services to our customers at a point in time, in an amount specified in the contract with our customer and that reflects the consideration we expect to be entitled to in exchange for those goods or services. We also assess our customer's ability and intention to pay, which is based on a variety of factors including our customer's historical payment experience and financial condition. Payment terms and conditions vary, although terms generally include a requirement of payment within 30 days. Revenues are recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. We elected to treat shipping and handling associated with outbound freight as a fulfillment cost instead of as a separate performance obligation. We recognize the cost for shipping and handling when incurred as an expense in cost of sales.

Performance Obligations

        A performance obligation is a promise in a contract to transfer a distinct good or service to the customer under Topic 606. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of our contracts with customers contain a single performance obligation to provide agreed-upon products or services. For contracts with multiple performance obligations, we allocate revenue to each performance obligation based on its relative standalone selling price. In accordance with Topic 606, we do not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.

        All of our contracts are less than one year in duration. We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

5. Revenue (Continued)

(ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.

Disaggregation of Revenue

        We disaggregate revenue from contracts with customers into three revenue categories: i) product revenues, ii) rental revenues and iii) field service and other revenues. Approximately 99% of our revenues are from the United States. For the three months ended March 31, 2018, we derived 51% of our total revenues from the sale of our products, 25% of our total revenues from rental and 24% of our total revenues from field service and other.

Contract Balances

        We perform our obligations under contracts with our customers by transferring services and products in exchange for consideration. The timing of our performance often differs from the timing of invoicing and our customer's payment, which results in the recording of unbilled revenue and deferred revenue. Amounts in the consolidated balance sheet as of March 31, 2018 representing unbilled revenue within accounts receivable, net, were $24.3 million and amounts representing deferred revenue within accrued expenses and other current liabilities were $1.1 million. This compares to an unbilled revenue balance of $24.7 million and a deferred revenue balance of $0.8 million as of December 31, 2017.

Contract Costs

        We do not incur any material costs of obtaining contracts.

6. Related Party Transactions

        Prior to our IPO, we were party to a management services agreement with two Cactus LLC members, whereby Cactus paid an annual management fee totaling approximately $0.3 million, payable in four installments, each to be paid quarterly in advance, prorated for any partial year. In conjunction with our IPO, the management services agreement terminated pursuant to its terms. Management fee expense totaled less than $0.1 million for each of the three months ended March 31, 2018 and 2017. There were no outstanding balances due as of March 31, 2018 or December 31, 2017 under the management services agreement.

        From time to time, we rent a plane under dry-lease from a company owned by a member of Cactus LLC. These transactions are under short-term rental arrangements. During the three months ended March 31, 2018 and 2017, expense recognized in connection with these rentals totaled less than $0.1 million, respectively. As of March 31, 2018, and December 31, 2017, we owed less than $0.1 million, respectively, to the related party which are included in accounts payable in the consolidated balance sheets.

        We are also party to a TRA with certain direct and indirect holders of CW Units, including certain of our officers, directors and employees. These TRA Holders have the right in the future to receive 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax that Cactus Inc. actually realizes or is deemed to realize.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

7. Commitments and Contingencies

Operating Leases and Capital Leases

        We lease certain facilities, vehicles, equipment, office and manufacturing space under noncancelable operating leases which expire at various dates through 2029. We are also party to a significant number of month-to-month leases that can be canceled at any time. Total rent expense related to operating leases for the three months ended March 31, 2018 and 2017 was approximately $1.8 million and $1.7 million, respectively.

        We also lease vehicles under capital leases. These leases are typically three years in duration and have no guaranteed residual values. Amounts included within property and equipment under capital leases as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018	December 31, 2017
Cost	$18,591	$15,557
Accumulated depreciation	(3,838)	(2,672)

Net	$14,753	$12,885

        The following table presents our contractual obligations for the periods subsequent to March 31, 2018, including future minimum annual lease payments, including executory costs and interest, and the payments of the liability related to the TRA:

	Operating Leases	Capital Leases	Liability related to TRA	Total
Remainder of 2018	$4,376	$4,732	$—	$9,108
2019	4,206	6,420	5,840	16,466
2020	3,782	4,461	3,168	11,411
2021	3,095	494	3,255	6,844
2022	2,043	—	3,331	5,374
Thereafter	4,960	—	47,395	52,355

	$22,462	$16,107	$62,989	$101,558

Legal Contingencies

        We are involved in various disputes arising in the ordinary course of business. Management does not believe the outcome of these disputes will have a material adverse effect on our consolidated financial position or consolidated results of operations.

8. Employee Benefit Plans

401K Plan

        Our employees within the United States are eligible to participate in a 401(k) plan (the "Plan") sponsored by us. These employees are eligible to participate upon employment hire date and obtaining the age of eighteen. All eligible employees may contribute a percentage of their compensation subject

CACTUS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

8. Employee Benefit Plans (Continued)

to a maximum imposed by the Internal Revenue Code. We match 100% of the first 3% of gross pay contributed by each employee and 50% of the next 4% of gross pay contributed by each employee. We may also make additional non-elective employer contributions at our discretion under the Plan. Similar benefit plans exist for employees of our foreign subsidiaries. For the three months ended March 31, 2018 and 2017, employer matching contributions totaled $0.8 million and $0.4 million, respectively. Historically, we have not made non-elective employer contributions under the Plan.

9. Supplemental Cash Flow Information

        Non-cash investing and financing activities were as follows:

	Three Months Ended March 31,
	2018	2017
Property and equipment acquired under capital lease	$3,092	$2,046
Property and equipment in payables	4,512	579

        In conjunction with our IPO, we issued and contributed shares of Class B common stock to owners of CW Units equal to the number of outstanding CW Units held by the owners thereof. The Class B common stock has no economic interest and does not share in cash dividends or liquidation rights.

10. Earnings Per Share

        Basic earnings per share of Class A common stock is calculated by dividing the net income attributable to Cactus Inc. for the period from February 12, 2018 through March 31, 2018, the period following the Reorganization and IPO, by the weighted-average number of shares of Class A common stock outstanding during the same period. Diluted earnings per share of Class A common stock is calculated by dividing the net income attributable to Cactus Inc. during that period by the weighted average number of common shares outstanding assuming all potentially dilutive shares were issued.

        Dilution for the period includes the effect of unvested restricted stock units under the treasury method assuming that the proceeds will be used to purchase shares of Class A common stock.

        There were no shares of Class A common stock or Class B common stock outstanding prior to February 12, 2018, therefore no earnings per share information has been presented for any period prior to that date.

CACTUS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (Continued)

(in thousands, except share and per share data, or as otherwise indicated)

10. Earnings Per Share (Continued)

        The following table summarizes the basic and diluted earnings per share calculations:

	Three Months Ended March 31,
	2018	2017
Numerator:
Net income attributable to Cactus Inc.	$3,753	$—
Denominator:
Weighted average Class A shares outstanding—basic	26,450	—
Effect of dilutive shares(1)	198
Weighted average Class A shares outstanding—diluted(1)	26,648	—
Earnings per Class A Share—basic	$0.14	$—

Earnings per Class A Share—diluted(1)	$0.14	$—

(1)
Diluted earnings per share for the periods presented excludes 48,439,772 shares of Class B common stock as the effect would be anti-dilutive.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Cactus Wellhead, LLC

Opinion on the Financial Statements

        We have audited the accompanying consolidated balance sheets of Cactus Wellhead, LLC and its subsidiaries (the "Company") as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, members' equity (deficit) and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

        These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

        We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

        Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Houston, Texas
March 19, 2018

We have served as the Company's auditor since 2015.

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2017	December 31, 2016
	(in thousands, except unit data)
Assets
Current assets
Cash and cash equivalents	$7,574	$8,688
Accounts receivable-trade, net	84,173	32,289
Inventories	64,450	37,900
Prepaid expenses and other current assets	7,732	3,713

Total current assets	163,929	82,590

Property and equipment, net	94,654	74,870
Goodwill	7,824	7,824
Other noncurrent assets	49	44

Total assets	$266,456	$165,328

Liabilities and Members' Equity
Current liabilities
Accounts payable-trade	$35,080	$14,002
Accrued expenses and other	10,559	6,430
Capital lease obligations, current portion	4,667	1,134
Current maturities of long-term debt	2,568	2,568

Total current liabilities	52,874	24,134

Capital lease obligations, net of current portion	7,946	2,065
Deferred tax liability, net	416	196
Long-term debt, net	241,437	242,254

Total liabilities	302,673	268,649

Commitments and contingencies
Members' equity (deficit)
Class A, 36,500 units and 36,500 units issued and outstanding	(35,055)	(80,985)
Class A-1, 520 units and 520 units issued and outstanding	802	148
Class B, 8,608 units and 8,608 units issued and outstanding	(2,046)	(22,009)
Accumulated other comprehensive income (loss)	82	(475)

Total members' equity (deficit)	(36,217)	(103,321)

Total liabilities and members' equity (deficit)	$266,456	$165,328

The accompanying notes are an integral part of these consolidated financial statements.

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31,
	2017	2016	2015
	(in thousands, except unit and per unit data)
Revenues
Product revenue	$189,091	$77,739	$110,917
Rental revenue	77,469	44,372	65,431
Field service and other revenue	74,631	32,937	45,047

Total revenues	341,191	155,048	221,395

Costs and expenses
Cost of product revenue	124,030	62,766	84,604
Cost of rental revenue	40,519	33,990	39,251
Cost of field service and other revenue	60,602	28,470	33,200
Selling, general and administrative expenses	27,177	19,207	22,135

Total costs and expenses	252,328	144,433	179,190

Income from operations	88,863	10,615	42,205

Interest expense, net	(20,767)	(20,233)	(21,837)
Other income (expense), net	—	2,251	1,640

Income (loss) before income taxes	68,096	(7,367)	22,008
Income tax expense	1,549	809	784

Net income (loss)	$66,547	$(8,176)	$21,224

Earnings (loss) per Class A Unit—basic and diluted	$1,258.36	$(224.00)	$306.88

Weighted average Class A Units outstanding—basic and diluted	36,500	36,500	36,500

The accompanying notes are an integral part of these consolidated financial statements.

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Net income (loss)	$66,547	$(8,176)	$21,224
Foreign currency translation	557	(284)	(215)

Total comprehensive income (loss)	$67,104	$(8,460)	$21,009

The accompanying notes are an integral part of these consolidated financial statements.

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

	Members' Equity (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Members' Equity (Deficit)
	(in thousands)
Balances at December 31, 2014	$(102,327)	$24	$(102,303)
Member distributions	(12,232)	—	(12,232)
Other comprehensive income (loss)	—	(215)	(215)
Equity based compensation	359	—	359
Net income	21,224	—	21,224

Balances at December 31, 2015	(92,976)	(191)	(93,167)
Member distributions	(2,055)	—	(2,055)
Other comprehensive income (loss)	—	(284)	(284)
Equity based compensation	361	—	361
Net loss	(8,176)	—	(8,176)

Balances at December 31, 2016	(102,846)	(475)	(103,321)
Other comprehensive income (loss)	—	557	557
Net income	66,547	—	66,547

Balances at December 31, 2017	$(36,299)	$82	$(36,217)

The accompanying notes are an integral part of these consolidated financial statements.

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2017	2016	2015
	(in thousands)
Cash flows from operating activities
Net income (loss)	$66,547	$(8,176)	$21,224
Reconciliation of net income (loss) to net cash provided by operating activities
Depreciation and amortization	23,271	21,241	20,580
Debt discount and deferred loan cost amortization	1,752	1,777	1,913
Stock-based compensation	—	361	359
Provision for (recovery of) bad debts	(100)	(357)	250
Inventory obsolescence	1,259	1,851	2,343
Loss on disposal of assets	534	950	402
Deferred income taxes	220	132	64
Gain on debt extinguishment	—	(2,251)	(1,640)
Changes in operating assets and liabilities
Accounts receivable-trade	(50,094)	509	12,829
Inventories	(28,279)	4,126	10,563
Prepaid expenses and other assets	(4,012)	1,080	127
Accounts payable-trade	19,505	5,014	(18,703)
Accrued expenses and other liabilities	4,104	(2,282)	(4,384)

Net cash provided by operating activities	34,707	23,975	45,927

Cash flows from investing activities
Capital expenditures	(32,074)	(21,677)	(25,281)
Patent expenditures	(8)	(44)	—
Proceeds from sale of assets	1,404	4,363	1,859

Net cash used in investing activities	(30,678)	(17,358)	(23,422)

Cash flows from financing activities
Principal payments on long-term debt	(2,569)	(7,908)	(10,525)
Payments on capital leases	(2,744)	(208)	—
Payments for deferred loan costs	—	—	(19)
Distributions to members	—	(2,055)	(12,232)

Net cash used in financing activities	(5,313)	(10,171)	(22,776)

Effect of exchange rate changes on cash and cash equivalents	170	(284)	(128)

Net increase (decrease) in cash and cash equivalents	(1,114)	(3,838)	(399)
Cash and cash equivalents
Beginning of period	8,688	12,526	12,925

End of period	$7,574	$8,688	$12,526

The accompanying notes are an integral part of these consolidated financial statements.

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except unit and per unit data, or as otherwise indicated)

1. Organization and Nature of Operations

        Cactus Wellhead, LLC ("Cactus LLC") is a Delaware limited liability company and was formed on July 11, 2011. Cactus LLC has a U.S. manufacturing facility in Bossier City, Louisiana, that it acquired in September 2011. Effective August 14, 2013, Cactus LLC formed Cactus Wellhead (Suzhou) Pressure Control Co., Ltd. ("Suzhou"), a Chinese limited company, as a production facility that provides products to Cactus LLC and affiliates in the United States and Australia. Effective July 1, 2014, Cactus LLC formed Cactus Wellhead Australia Pty, Ltd ("CWA"), an Australian limited company, to service the Australian market.

        Cactus LLC, Suzhou and CWA (collectively, "Cactus", "we", "us" and "our") are primarily engaged in the design, manufacture and sale of wellhead and pressure control equipment. In addition, we maintain a fleet of frac trees and ancillary equipment for short-term rental, we offer repair and refurbishment services and we provide service crews to assist in the installation and operations of pressure control systems at the wellhead. We operate through 14 U.S. service centers principally located in Texas, Oklahoma, New Mexico, Louisiana, Pennsylvania, North Dakota, Wyoming, Colorado, and one service center in Australia, with our corporate headquarters located in Houston, Texas.

        On February 12, 2018, Cactus, Inc. ("Cactus Inc.") completed the initial public offering of Class A common stock (the "IPO"). Pursuant to a reorganization and the IPO, Cactus Inc. became a holding corporation for Cactus LLC. See note 13.

2. Summary of Significant Accounting Policies and Other Items

Basis of Presentation

        The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These consolidated financial statements include the accounts of Cactus LLC and its wholly owned subsidiaries, Suzhou and CWA. All significant intercompany transactions and balances have been eliminated upon consolidation.

Reclassifications

        Certain prior period amounts have been reclassified to conform to the current period presentation.

Limitation of Members' Liability

        Under the terms of the Amended and Restated Limited Liability Company Operating Agreement, dated as of May 31, 2016, of Cactus LLC (the "Agreement"), the members are not obligated for debt, liabilities, contracts or other obligations of Cactus LLC. Profits and losses are allocated to members as defined in the Agreement.

Segment and Related Information

        We operate as a single operating segment, which reflects how we manage our business and the fact that all of our products and services are dependent upon the oil and natural gas industry. Substantially all of our products and services are sold in the U.S., which consists largely of oil and natural gas exploration and production companies. We operate in the United States, Australia and China. Our

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

2. Summary of Significant Accounting Policies and Other Items (Continued)

operations in Australia and China represented less than 10% of our consolidated operations for all periods presented in these consolidated financial statements.

Significant Customers and Concentration of Credit Risk

        We had one customer representing 11% of total revenues in 2017 and one customer representing 12% of total revenues in both 2016 and 2015. There were no other customers representing 10% or more of total revenues in 2017, 2016 or 2015. Our assets that are potentially subject to concentrations of credit risk are cash and accounts receivable. Our receivables are spread over a number of customers, a majority of which are operators and suppliers to the oil and natural gas industry. We manage the credit risk on financial instruments by transacting only with what management believes are financially secure counterparties, requiring credit approvals and credit limits, and monitoring counterparties' financial condition. Our maximum exposure to credit loss in the event of non-performance by the counterparty is limited to the receivable balance. We perform ongoing credit evaluations as to the financial condition of our customers with respect to trade receivables. Generally, no collateral is required as a condition of sale.

Significant Vendors

        We purchase a significant portion of supplies, equipment and machined components from a single vendor. During 2017, 2016 and 2015, purchases from this vendor totaled $33.4 million, $10.8 million and $18.1 million, respectively. These figures represent approximately 22%, 20% and 27% for the respective periods, of total third-party vendor purchases of raw materials, finished products, equipment, machining and other services. Amounts due to the vendor included in accounts payable, in the consolidated balance sheets, as of December 31, 2017 and 2016 totaled $7.4 million and $1.3 million, respectively.

Use of Estimates

        The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates include but are not limited to estimated losses on accounts receivables, estimated realizable value on excess and obsolete inventory, useful lives of equipment and estimates related to fair value of reporting units for purposes of assessing goodwill for impairment. Actual results could differ from those estimates.

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

2. Summary of Significant Accounting Policies and Other Items (Continued)

Revenue Recognition

        Revenue is recognized when all of the following criteria have been met: (i) evidence of an arrangement exists; (ii) delivery and acceptance by the customer has occurred; (iii) the price to the customer is fixed or determinable; and (iv) collectability is reasonably assured, as follows:

          Product revenue.     Revenue is recognized from the sale of wellhead systems and production trees and is recognized when the products have shipped and significant risk of ownership has passed under our contract terms. The arrangements typically do not include the right of return.

          Rental revenue.     We design and manufacture a suite of highly technical equipment, tools and products used for well control during the drilling and completion phases that are rented to customers on a short-term basis. Our rental agreements are directly with customers and provide for a rate based on the period of time the equipment is used or made available to the customer. Revenue is recognized as earned over the rental period.

          Field service and other revenue.    We provide field services to our customers based on contractually agreed rates. Other revenue is derived from providing repair and reconditioning services to customers, generally to customers who have installed our products on their wellsite. Revenues are recognized as the services are performed or rendered.

        From time to time certain of our contracts include multiple deliverables. The pricing of each of our products and services is individually negotiated and agreed with our customers. The hierarchy for determining the selling price of a deliverable includes (a) vendor-specific objective evidence, if available, (b) third-party evidence, if vendor-specific evidence is not available, and (c) our best estimate of selling price, if neither vendor-specific nor third-party evidence is available. Our revenues for multi-element arrangements are based on vendor-specific evidence as most of our products, rentals and field services are sold on an individual basis.

Foreign Currency Translation

        The financial position and results of operations of our foreign subsidiaries are measured using the local currency as the functional currency. Revenues and expenses of the subsidiaries have been translated into U.S. Dollars at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheet dates. The resulting translation gain and loss adjustments have been recorded directly as a separate component of other comprehensive income (loss) in the consolidated statements of income and comprehensive income, and members' equity.

        Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the consolidated results of operations as incurred.

Stock-based Compensation

        We measure the cost of equity-based awards based on the grant-date fair value and we allocate the compensation expense over the corresponding service period, which is usually the vesting period, using

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

2. Summary of Significant Accounting Policies and Other Items (Continued)

the straight-line method. All grant date fair value is expensed immediately for awards that are fully vested as of the grant date.

Income Taxes

        Cactus LLC is a limited liability company and files a U.S. Return of Partnership Income, which includes both our U.S. and foreign operations. As a limited liability company, Cactus LLC is treated as a partnership, and the members of Cactus LLC are taxed individually on their share of our earnings for U.S. federal income tax purposes. Accordingly, no provision for U.S. federal income taxes has been made in the consolidated financial statements.

        Cactus LLC is subject to state taxes within the United States. However, the income generated by Cactus LLC flows through to the members' individual state tax returns. Additionally, our operations in both Australia and China are subject to local country income taxes.

        Deferred taxes are recorded using the liability method, whereby tax assets and liabilities are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in our tax returns.

        We account for uncertainty in income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the consolidated financial statements. Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the consolidated financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

        We record income tax related interest and penalties, if any, as a component in the provision for income tax expense.

  U.S. Federal Income Tax Reform

        On December 22, 2017, the President of the United States signed into law legislation informally known as the Tax Cuts and Jobs Act (the "Act"). The Act represents major tax reform legislation that, among other provisions, reduces the U.S. corporate tax rate. As of December 31, 2017, since Cactus LLC is a pass-through entity, management considers that the abovementioned Act will have an immaterial impact. However, going forward, the Company will analyze the impact based on revised circumstances.

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

2. Summary of Significant Accounting Policies and Other Items (Continued)

Cash and Cash Equivalents

        We consider all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. Throughout the year, we maintained cash balances that were not covered by federal deposit insurance. We have not experienced any losses in such accounts.

Accounts Receivable

        We extend credit to customers in the normal course of business. We do not accrue interest on delinquent accounts receivable. Accounts receivable as of December 31, 2017 and 2016 includes unbilled revenue of $24.9 million and $8.8 million, respectively, for products delivered and for services performed for which billings had not yet been submitted to the customers. Earnings are charged with a provision for doubtful accounts based on a current review of the collectability of accounts. Accounts deemed uncollectible are applied against the allowance for doubtful accounts. Accounts receivable is net of allowance for doubtful accounts of $0.7 million and $0.9 million as of December 31, 2017 and 2016, respectively.

        The following is a rollforward of our allowance for doubtful accounts:

	Balance at Beginning of Period	Expense (recovery)	Write off	Other	Balance at End of Period
Year Ended December 31, 2017	$851	$(100)	$(3)	$(8)	$740
Year Ended December 31, 2016	1,208	(357)	—	—	851
Year Ended December 31, 2015	1,024	250	(66)	—	1,208

Inventories

        Inventories are stated at the lower of cost or net realizable value. Cost is determined using standard cost (which approximates average cost) and weighted average methods. Costs include an application of related direct labor and overhead cost. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. Reserves are made for obsolete and slow-moving items based on a range of factors, including age, usage and technological or market changes that may impact demand for those products. The inventory obsolescence reserve was $5.9 million and $4.8 million as of December 31, 2017 and 2016, respectively.

        The following is a rollforward of our inventory obsolescence reserve:

	Balance at Beginning of Period	Expense (recovery)	Write off	Other	Balance at End of Period
Year Ended December 31, 2017	$4,770	$1,259	$(103)	$(41)	$5,885
Year Ended December 31, 2016	3,184	1,851	(265)	—	4,770
Year Ended December 31, 2015	841	2,343	—	—	3,184

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

2. Summary of Significant Accounting Policies and Other Items (Continued)

Property and Equipment

        Property and equipment are stated at cost. We manufacture some of our own rental assets and during the manufacture of these assets, they are reflected as construction in progress until complete. We depreciate the cost of property and equipment using the straight-line method over the estimated useful lives and depreciate our rental assets to their salvage value. Leasehold improvements are amortized over the shorter of the remaining lease term or economic life of the related assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss are reflected in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and improvements are capitalized. Estimated useful lives are as follows:

Land	N/A
Buildings and improvement	5 - 39 years
Machinery and equipment	7 years
Vehicles under capital lease	3 years
Rental equipment	2 - 5 years
Furniture and fixtures	5 years
Computers and software	3 - 5 years

        Property and equipment as of December 31, 2017 and 2016 consists of the following:

	December 31,
	2017	2016
Land	$2,241	$2,241
Buildings and improvements	11,657	11,169
Machinery and equipment	43,528	38,429
Vehicles under capital lease	15,557	2,616
Rental equipment	85,292	75,437
Furniture and fixtures	1,110	984
Computers and software	2,636	2,429

	162,021	133,305
Less: Accumulated depreciation and amortization	72,917	62,381

	89,104	70,924
Construction in progress	5,550	3,946

Total property and equipment, net	94,654	74,870

        Depreciation of property and equipment was $23.3 million, $21.2 million and $20.6 million for 2017, 2016 and 2015, respectively. Depreciation expense is included in "total costs and expenses" in the consolidated statements of income.

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

2. Summary of Significant Accounting Policies and Other Items (Continued)

Impairment of Long-Lived Assets

        We review the recoverability of long-lived assets, such as property and equipment, when events or changes in circumstances occur that indicate the carrying value of the asset or asset group may not be recoverable. The assessment of possible impairment is based on our ability to recover the carrying value of the asset or asset group from the expected future pre-tax cash flows (undiscounted) of the related operations. If these cash flows are less than the carrying value of such asset, an impairment loss is recognized for the difference between estimated fair value and carrying value. We concluded there were no indicators evident or other circumstances present that these assets were not recoverable and accordingly, no impairment charges of long-lived assets were recognized for 2017, 2016 and 2015.

Goodwill

        Goodwill represents the excess of acquisition consideration paid over the fair value of identifiable net tangible and identifiable intangible assets acquired. All of the goodwill resulted from the acquisition of a manufacturing facility in Bossier City, Louisiana in 2011. The facility supports our full range of products, rentals and services. Goodwill is attributable to the reduced reliance on vendors and synergies associated with the ability of the Bossier City plant to manufacture our full range of products as well as to deliver time sensitive and rapid turnaround orders. Goodwill is not amortized, but is reviewed for impairment on an annual basis (or more frequently if impairment indicators exist). We have established December 31 as the date of our annual test for impairment of goodwill. We perform a qualitative assessment of the fair value of our reporting unit before calculating the fair value of the reporting unit in step one of the two-step goodwill impairment model. If, through the qualitative assessment, we determine that it is more likely than not that the reporting unit's fair value is greater than its carrying value, the remaining impairment steps would be unnecessary.

        If there are indicators that goodwill has been impaired and thus the two-step goodwill impairment model is necessary, step one is to determine the fair value of the reporting unit and compare it to the reporting unit's carrying value. Fair value is determined based on the present value of estimated cash flows using available information regarding expected cash flows of each reporting unit, discount rates and the expected long-term cash flow growth rates. If the fair value of the reporting unit exceeds the carrying value, goodwill is not impaired and no further testing is performed. The second step is performed if the carrying value exceeds the fair value. The implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, an impairment loss equal to the difference will be recorded. We concluded that there was no impairment of goodwill in 2017, 2016 or 2015, based on our annual impairment analysis.

Debt Discount and Deferred Loan Costs

        Long-term debt is presented in the consolidated balance sheets net of an original issue discount as well as deferred loan costs, which are both amortized to interest expense over the life of the debt. The original issue discount was $5.5 million. The amortization of the discount totaled $0.8 million, $0.8 million and $0.9 million for 2017, 2016 and 2015, respectively, and is included in interest expense in the consolidated statements of income.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

2. Summary of Significant Accounting Policies and Other Items (Continued)

        Deferred loan costs are amortized to interest expense over the term of the related debt agreement using methods which approximate the effective interest method. We capitalized $6.0 million in connection with our long-term debt. The amortization of the deferred loan costs for 2017, 2016 and 2015 totaled $0.9 million, $0.9 million and $1.0 million, respectively.

        When the related debt instrument is retired, any remaining unamortized costs of the original issue discount and deferred loan costs are included in the determination of the gain or loss on the extinguishment of the debt.

        As of December 31, 2017 and 2016, the unamortized balance of debt discount and deferred loan costs was $4.5 million and $6.3 million, respectively. In conjunction with the IPO and repayment in full of our term loan, the unamortized balance of debt discount and deferred loan costs will be written off to loss on debt extinguishment.

Accrued Expenses and Other

        Accrued expenses and other as of December 31, 2017 and 2016 are as follows:

	December 31,
	2017	2016
Payroll, payroll taxes and benefits	$4,033	$2,722
Income based tax payable	526	641
Taxes other than income	1,375	1,271
Deferred revenue	765	565
Product warranties	343	95
Accrued insurance	1,059	—
Accrued interest	161	50
Other	2,297	1,086

Total	$10,559	$6,430

  Deferred Revenue

        Deferred revenue represents cash received from customers for rental equipment services not yet rendered and products not yet delivered.

  Product Warranties

        We generally warrant our manufactured products 12 months from the date placed in service.

Fair Value Measures

        Fair value measurements—We record financial assets and financial liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets or liabilities, with the exception of certain assets and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

2. Summary of Significant Accounting Policies and Other Items (Continued)

liabilities measured using the net asset value practical expedient, which are not required to be leveled. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

  •
  Level 1:  Unadjusted quoted prices in active markets for identical assets and liabilities.

  •
  Level 2:  Observable inputs other than quoted prices included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

  •
  Level 3:  Unobservable inputs reflecting management's own assumptions about the assumptions market participants would use in pricing the asset or liability.

        Fair value of long-lived, non-financial assets—Long-lived, non-financial assets are measured at fair value on a non-recurring basis for the purposes of calculating impairment. The fair value measurements of our long-lived, non-financial assets measured on a non-recurring basis are determined by estimating the amount and timing of net future cash flows, which are Level 3 unobservable inputs, and discounting them using a risk-adjusted rate of interest. Significant increases or decreases in actual cash flows may result in valuation changes.

        Fair value of debt—The fair value, based on Level 2, of our term loan facility due 2020 approximated the face value of the debt of $248.5 million as of December 31, 2017. The fair value was approximately $231 million as of December 31, 2016 compared to the $251.1 million face value of the debt as of December 31, 2016.

        Other fair value disclosures—The carrying amounts of cash and cash equivalents, receivables, accounts payable, as well as amounts included in other current assets and other current liabilities that meet the definition of financial instruments, approximate fair value.

Recent Accounting Pronouncements

  Standards Adopted

        In July 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2015-11, Simplifying the Measurement of Inventory, which requires companies to measure inventory at the lower of cost or net realizable value rather than at the lower of cost or market. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. We adopted this ASU on January 1, 2017. The adoption of this pronouncement did not have any material impact on the consolidated financial statements.

        In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting. This new guidance includes provisions intended to simplify how share based payments are accounted for and presented in the financial statements, including: a) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement; b) excess tax benefits should be classified along with other income tax cash flows as an operating activity; c) an entity can make an entity wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur; d) the threshold

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

2. Summary of Significant Accounting Policies and Other Items (Continued)

to qualify for equity classification permits withholding up to the maximum statutory tax rates in the applicable jurisdictions; e) cash paid by an employer should be classified as a financing activity when shares are directly withheld for tax withholding purposes. We adopted this ASU on January 1, 2017. The adoption of this pronouncement did not have any material impact on the consolidated financial statements.

  Standards Not Yet Adopted

        In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes the current revenue recognition guidance. The ASU is based on the principle that revenue is recognized to depict the transfer of goods and services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The new standard will be effective for public companies for the fiscal years beginning after December 31, 2017 using one of two retrospective application methods. We adopted this pronouncement on January 1, 2018 using the modified retrospective method. Based on the assessment performed, the adoption of this pronouncement will not have a material impact on the consolidated financial statements. We are continuing our assessment of potential changes to our disclosures under the new standard. We will provide additional disclosures, if any, regarding material differences in reported financial statement line items in 2018 when compared to the amounts that would have been reported under legacy accounting guidance.

        In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Upon adoption of the new guidance, lessees are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The new guidance will be effective for fiscal years beginning after December 15, 2018. We are currently evaluating the impact this pronouncement will have on the consolidated financial statements.

        In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business, in an effort to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments in this standard provide a screen to determine when an integrated set of assets and activities is not a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the integrated set of assets and activities is not a business. The new guidance is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is allowed for transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized before the issuance date or effective date of the amendments, only when the transaction

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

2. Summary of Significant Accounting Policies and Other Items (Continued)

has not been reported in financial statements that have been issued or made available for issuance. Entities will be required to apply the guidance prospectively when adopted. We do not expect the adoption of this pronouncement to have a material impact on the consolidated financial statements.

        In January 2017, the FASB issued ASU 2017-04, Intangibles—Goodwill and Other, which simplifies the accounting for goodwill impairment by eliminating Step 2 of the current goodwill impairment test. In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities (including unrecognized assets and liabilities) following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Instead, under the new standard, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The new guidance should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We do not expect the adoption of this pronouncement to have a material impact on the consolidated financial statements.

        In August 2016, the FASB issued ASU No. 2016-15, Cash Flow Statement (Topic 250). This new guidance addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice, including: debt prepayment or debt extinguishment costs, settlement of zero coupon debt instruments or other debt instruments, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims, proceeds from the settlement of corporate owned life insurance policies, distributions received from equity method investees, beneficial interests in securitization transactions, and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. We do not expect that the adoption of this pronouncement will have a material impact on the consolidated financial statements.

3. Inventories

        Inventories consist of the following:

	December 31,
	2017	2016
Raw materials	$1,532	$1,543
Work-in-progress	3,590	4,585
Finished goods	59,328	31,772

	$64,450	$37,900

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

4. Long-Term Debt

        Long-term debt consists of the following:

	December 31,
	2017	2016
Term Loan	$248,529	$251,098
Less:
Current portion	(2,568)	(2,568)
Unamortized debt discount and deferred loan costs	(4,524)	(6,276)

Long-term debt, net	$241,437	$242,254

        On July 31, 2014, we entered into a credit agreement collateralized by substantially all of our assets (the "Credit Agreement"), consisting of a $275.0 million Tranche B term loan (the "Term Loan") and a $50.0 million revolving credit facility with a $10.0 million sublimit for letters of credit (the "Revolving Loans"). We make quarterly principal payments on the Term Loan and may make loan prepayments as outlined in the Credit Agreement. We may borrow and repay the Revolving Loans in accordance with the terms of the Credit Agreement. A commitment fee is payable quarterly on the unused portion of the revolving credit facility. There was $248.5 million and $251.1 million outstanding on the Term Loan as of December 31, 2017 and 2016, respectively. As of December 31, 2017 and 2016, no amounts were outstanding on the Revolving Loans and no letters of credit were outstanding. Interest on outstanding amounts under the Credit Agreement are payable in arrears for each draw fixed at an adjusted based rate plus an applicable margin, as defined in the Credit Agreement. At December 31, 2017 and 2016, there was $0.2 million and $0.1 million accrued interest included within accrued expenses, respectively, in the consolidated balance sheets. The Term Loan portion of the Credit Agreement matures on July 31, 2020. The Revolving Loans portion of the Credit Agreement matures on July 31, 2019. Amounts outstanding under the Credit Agreement may be voluntarily prepaid, in whole or in part, without premium or penalty, in accordance with the terms of the Credit Agreement and subject to breakage and similar costs.

        In conjunction with the IPO, we repaid the Term Loan in full. As of December 31, 2017, prior to the repayment resulting from the IPO, the future maturities of long-term debt were as follows:

Years Ending December 31,
2018	$2,568
2019	2,568
2020	243,393

$248,529

        The Credit Agreement contains various restrictive covenants that may limit our ability to incur additional indebtedness and liens, make or declare dividends, or enter into certain transactions, and contains a total leverage financial covenant related only to the Revolving Loans once a total of $15.0 million or more has been drawn on the Revolving Loans. Based on this total leverage financial covenant, availability under the revolving credit facility can be limited to $15.0 million. At

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

4. Long-Term Debt (Continued)

December 31, 2017, we had access to the full $50.0 million revolving credit facility capacity. At December 31, 2017 and 2016, we were in compliance with the covenants in the Credit Agreement.

        At December 31, 2017 and 2016, the weighted average interest rate for borrowings under the Credit Agreement was 7.3% and 7.0%, respectively.

  Gain on debt extinguishment

        In accordance with the provisions of the Credit Agreement, we redeemed $7.5 million and $10.0 million of the Term Loan at a price of 65% and 79% of the principal amount in 2016 and 2015, respectively. We paid $4.9 million and $7.9 million for such redemptions, including fees, in 2016 and 2015, respectively. We recorded a gain on debt extinguishment of $2.3 million and $1.6 million in 2016 and 2015, respectively, on the redemptions. The gain consists of the tender discount on the Term Loan amount redeemed, partially offset by transaction fees and the write-off of $0.3 million and $0.2 million of the unamortized debt discount and deferred loan costs in 2016 and 2015, respectively. The gain on debt extinguishment is included under other income, net, in the consolidated statements of income.

  Interest Expense, net

        Interest expense, net, including debt discount and deferred loan costs amortization, is comprised of the following:

	Year Ended December 31,
	2017	2016	2015
Interest under Credit Agreement	$18,627	$18,414	$19,682
Debt discount and deferred loan costs amortization	1,752	1,777	1,913
Capital lease interest	311	24	—
Other	82	20	253
Interest (income)	(5)	(2)	(11)

Interest expense, net	$20,767	$20,233	$21,837

5. Income Taxes

        Components of income (loss) before income taxes—Domestic and foreign components of income (loss) before income taxes were as follows:

	Year Ended December 31,
	2017	2016	2015
Domestic	$65,023	$(8,558)	$21,791
Foreign	3,073	1,191	217

Income (loss) before income taxes	$68,096	$(7,367)	$22,008

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

5. Income Taxes (Continued)

        Provision for income tax—The provision for income taxes consisted of:

	Year Ended December 31,
	2017	2016	2015
Current:
Federal	$—	$—	$—
State	594	229	474
Foreign	735	448	246

Total current income taxes	1,329	677	720
Deferred—foreign	220	132	64

Total provision for income taxes	$1,549	$809	$784

        Effective income tax rate reconciliation—The effective income tax rate was different from the statutory U.S. federal income tax rate due to the following:

	Year Ended December 31,
	2017	2016	2015
Income taxes at 35% statutory tax rate	$23,834	$(2,578)	$7,703
Net difference resulting from:
Profit and loss of Cactus LLC not subject to U.S. federal tax	(22,758)	2,990	(7,627)
Foreign earnings subject to different tax rates	(302)	(122)	(50)
State income taxes	594	229	474
Foreign withholding taxes	220	132	64
Change in valuation allowance	(39)	158	220

Total provision for income taxes	$1,549	$809	$784

        Deferred tax components—The components of deferred tax assets and liabilities are as follows:

	December 31,
	2017	2016
Foreign withholding taxes	$416	$196
Foreign loss carryforwards	(489)	(528)
Valuation allowance	489	528

Total deferred tax liability, net	$416	$196

        We have foreign net operating losses of $1.8 million, $1.9 million and $1.3 million for 2017, 2016 and 2015, respectively. The foreign net operating losses have an indefinite carryforward period. We have recorded a full valuation allowance against the deferred tax assets associated with the foreign net operating loss carryforwards due to the uncertainty of realization.

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

5. Income Taxes (Continued)

        Taxing Authority Examinations—The Texas Franchise state tax returns for the years ended December 31, 2014 and 2015 are currently under examination by the taxing authorities. Management believes that the result of the examination will not have a material impact on the financial statements. None of our other state income tax returns are currently under examination by state taxing authorities.

6. Members' Equity

        Member units outstanding were as follows:

	December 31,
	2017	2016
Units
Class A	36,500	36,500
Class A-1	520	520
Class B	8,608	8,608

        There were no distributions for 2017. Distributions by Unit class are as follows for 2016 and 2015:

	Year Ended December 31,
	2016		2015
	Amount	Per Unit	Amount	Per Unit
Distributions
Class A	$2,055	$56	$8,928	$245
Class A-1	—	—	3	7
Class B	—	—	3,301	528

Total distributions	$2,055		$12,232

        Distributions and income are defined in accordance with a waterfall calculation which allocates distributions and income to the Class A-1 and Class B Unit holders based upon the Class A Unit holders' return on investment thresholds. Under the terms of its operating agreement, Cactus LLC is obligated to make distributions to its members to enable them to settle tax liabilities that arise from their investment in Cactus LLC. These distributions are recorded in the period during which payment is made. Cactus LLC was not required to make any distributions related to member tax liabilities that arose in 2017 from their investment in Cactus LLC until 2018. In January 2018, Cactus LLC made a distribution of $26.0 million to its members related to tax liabilities incurred prior to the IPO. Voting rights are limited to Class A Unit holders.

        There were no Class A or Class B Units issued during 2017, 2016 or 2015. From time to time, Cactus LLC issues Class A-1 Units to Directors and key employees. There were no new Class A-1 Units issued during 2017. During 2016 and 2015, Cactus LLC issued 120 and 125 Class A-1 Units, respectively, and recorded compensation expense of $0.4 million and $0.4 million, respectively. The Class A-1 Units were fully vested as of grant date and as such all equity compensation was expensed immediately. The equity compensation is included in selling, general and administrative expenses in the consolidated statements of income. Class A-1 Unit holders are allocated pari passu with all Class A and

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

6. Members' Equity (Continued)

Class A-1 Unit holders provided Cactus LLC's Enterprise Value exceeds the amount detailed in their individual Subscription and Investment Agreement.

        The following is a rollforward of Class A-1 Units:

Units at December 31, 2014	275
Units issued in 2015	125

Units at December 31, 2015	400
Units issued in 2016	120

Units at December 31, 2016	520
Units issued in 2017	—

Units at December 31, 2017	520

        The Class A-1 Units were valued using the Black Scholes valuation model. Volatility was estimated based on the average of the volatility of peer group companies in Cactus LLC's industry. No forfeitures or expected future distributions were assumed. No Class A-1 Units were issued in 2017. The key assumptions for 2016 and 2015 are as follows:

	December 31,
	2016	2015
Expected term in years	3.5years	3.5years
Expected volatility	33%	33%
Risk-free interest rate	0.98%	0.98%

        The key assumptions were unchanged between 2016 and 2015 as the Class A-1 Units were issued within a two month period of time (January 1, 2016 and November 1, 2015) and management believes that there were no factors during the two months to change the assumptions.

7. Related Party Transactions

        We entered into a management services agreement with two of our members, whereby we must pay an annual management fee totaling approximately $0.3 million, payable in four installments, each to be paid quarterly in advance, prorated for any partial year. The agreement shall terminate upon the consummation of a change of control sale, as defined in our operating agreement. Management fee expense totaled $0.3 million for each of 2017, 2016 and 2015. There were no outstanding balances due as of December 31, 2017 and 2016 under the management services agreement. In conjunction with our IPO, the management services agreements terminated.

        During 2016 and 2015, we rented certain equipment from a company owned by a member of Cactus LLC. These transactions were under short-term rental arrangements. During 2017, 2016 and 2015, expense recognized in connection with these rentals totaled $0.3 million, $0.2 million and $0.3 million, respectively. As of December 31, 2017 and 2016, we owed less than $0.1 million, respectively, to this related party which are included in accounts payable in the consolidated balance sheets.

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

8. Commitments and Contingencies

Operating Leases and Capital Leases

        We lease certain facilities, vehicles, equipment, office and manufacturing space under noncancelable operating leases which expire at various dates through 2029. We are also party to a significant number of month-to-month leases that can be canceled at any time. Total rent expense related to operating leases for 2017, 2016 and 2015 amounted to $7.1 million, $7.3 million and $7.9 million, respectively.

        We also lease vehicles under capital leases. These leases are typically three years in duration and have no guaranteed residual values. Amounts included within property and equipment under capital leases are as follows:

	December 31,
	2017	2016
Cost	$15,557	$2,616
Accumulated depreciation	(2,672)	(171)

Net	$12,885	$2,445

        Future minimum annual lease payments, including executory costs and interest, for years subsequent to December 31, 2017 are approximately as follows:

	Operating Leases	Capital Leases	Total
2018	$5,506	$5,296	$10,802
2019	4,083	5,394	9,477
2020	3,752	3,475	7,227
2021	3,077	—	3,077
2022	2,031	—	2,031
Thereafter	4,713	—	4,713

	$23,162	$14,165	$37,327

Legal Contingencies

        We are involved in various disputes arising in the ordinary course of business. Management does not believe the outcome of these disputes will have a material adverse effect on our consolidated financial position or consolidated results of operations.

9. Employee Benefit Plans

401K Plan

        Our employees within the United States are eligible to participate in a 401(k) plan sponsored by us. These employees are eligible to participate upon employment hire date and obtaining the age of eighteen. All eligible employees may contribute a percentage of their compensation subject to a maximum imposed by the Internal Revenue Code. During 2017, we matched 100% of the first 3% of gross pay contributed by each employee and 50% of the next 4% of gross pay contributed by each

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

9. Employee Benefit Plans (Continued)

employee. We may also make additional non-elective employer contributions at its discretion under the plan. Similar benefit plans exist for employees of our foreign subsidiaries. During 2017, 2016 and 2015, employer matching contributions totaled $2.2 million, $1.2 million and $1.5 million, respectively. We have not made non-elective employer contributions under the plan.

10. Earnings (loss) Per Unit

        Class A-1 Units and Class B Units are entitled to allocations of distributions and income based upon the Class A Unit holder's return on investment thresholds. The Class A-1 Units and the Class B Units are considered participating securities and are required to be included in the calculation of basic earnings (loss) per Unit using the two-class method. The two-class method of computing earnings per Unit is an earnings allocation formula that determines earnings per Unit for each class of Unit according to dividends declared and participation rights in undistributed earnings. Basic earnings (loss) per Unit is calculated based on the weighted-average number of the Class A Units outstanding during the periods presented. The following is a summary of earnings per Unit:

	Year Ended December 31,
	2017	2016	2015
Numerator:
Net income (loss)	$66,547	$(8,176)	$21,224
Participating securities:
Dividends	—	—	(3,303)
Income allocation	(20,617)	—	(6,720)

Net income (loss) available to Class A Units	$45,930	$(8,176)	$11,201

Denominator:
Weighted average Class A Units—basic and diluted	36,500	36,500	36,500

Earnings (loss) per Class A Unit—basic and diluted	$1,258.36	$(224.00)	$306.88

        Losses were not allocated to the participating Units in 2016 as the participating securities are not contractually obligated to fund losses.

11. Supplemental Information

        Non-cash investing and financing activities were as follows:

	Year Ended December 31,
	2017	2016	2015
Property and equipment acquired under capital lease	$12,941	$2,616	$—
Property and equipment in payables	1,553	243	276

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

11. Supplemental Information (Continued)

        Cash paid for interest and income taxes was as follows:

	Year Ended December 31,
	2017	2016	2015
Cash paid for interest	$18,826	$19,946	$21,391
Cash paid for income taxes, net	1,535	583	370

12. Quarterly Financial Information (Unaudited)

        Summarized quarterly financial data for the years ended December 31, 2017 and 2016 are presented in the following tables. In the following tables, the sum of basic and diluted earnings per unit for the four quarters may differ from the annual amounts due to the required method of computing weighted average number of shares in the respective periods. Additionally, due to the effect of rounding, the sum of the individual quarterly earnings per share amounts may not equal the calculated year earnings per share amount.

	2017 Quarters
	Total	Fourth	Third	Second	First
Total revenues	$341,191	$104,784	$96,027	$81,877	$58,503
Income from operations	88,863	28,737	28,059	22,073	9,994
Net income	66,547	22,814	22,301	16,578	4,854
Earnings per Class A Unit—basic and diluted	1,258.36	431.40	421.70	312.79	92.47

	2016 Quarters
	Total	Fourth	Third	Second	First
Total revenues	$155,048	$49,547	$36,755	$32,863	$35,883
Income from operations	10,615	6,162	2,112	1,218	1,123
Net income (loss)	(8,176)	1,346	(3,167)	(1,833)	(4,522)
Earnings (loss) per Class A Unit—basic and diluted	(224.00)	36.88	(86.77)	(50.22)	(123.89)

13. Subsequent Events

        On February 12, 2018, Cactus Inc. completed its IPO. Pursuant to the IPO, Cactus Inc. issued 23,000,000 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock"), at a price to the public of $19.00 per share. Cactus Inc. received net proceeds of $405.8 million after deducting underwriting discounts and commissions and estimated offering expenses of the IPO. On February 14, 2018 Cactus Inc. completed the sale of an additional 3,450,000 shares of Class A Common Stock pursuant to the exercise in full by the underwriters of their option (the "Option") to purchase additional shares of Class A Common Stock, resulting in $61.6 million of additional net proceeds. Cactus Inc. contributed all of the net proceeds of the IPO to Cactus LLC in exchange for CW Units.

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

13. Subsequent Events (Continued)

Cactus LLC used (i) $251.0 million of the net proceeds to repay all of the borrowings outstanding under its term loan facility, including accrued interest and (ii) $216.4 million to redeem CW Units from certain direct and indirect owners of Cactus LLC. After the IPO, the amount of debt outstanding for Cactus LLC significantly decreased. With the closing of the IPO, we will write off $2.2 million of deferred IPO costs as a charge to additional paid in capital that are included in prepaid expenses in the consolidated balance sheet as of December 31, 2017.

        In connection with the completion of the IPO, Cactus Inc. became the sole managing member of Cactus LLC and is responsible for all operational, management and administrative decisions relating to Cactus LLC's business and will consolidate the financial results of Cactus LLC and its subsidiaries. The Limited Liability Company Operating Agreement of Cactus LLC was amended and restated as the First Amended and Restated Limited Liability Company Operating Agreement of Cactus LLC (the "Cactus Wellhead LLC Agreement") to, among other things, admit Cactus Inc. as the sole managing member of Cactus LLC.

        In connection with the IPO, Cactus completed a series of reorganization transactions, including the following:

  (a)
  all of the membership interests in Cactus LLC were converted into a single class of CW Units;

  (b)
  Cactus Inc. contributed the net proceeds of the IPO to Cactus LLC in exchange for 23,000,000 CW Units;

  (c)
  Cactus LLC used the net proceeds of the IPO that it received from Cactus Inc. to repay the borrowings outstanding, plus accrued interest, under its term loan facility and to redeem 8,667,841 CW Units from the owners thereof;

  (d)
  Cactus Inc. issued and contributed 51,747,768 shares of its Class B common stock, par value $0.01 per share ("Class B Common Stock") equal to the number of outstanding CW Units held by the Pre-IPO Owners following the redemption described in (c) above to Cactus LLC;

  (e)
  Cactus LLC distributed to each of the Pre-IPO Owners that continued to own CW Units following the IPO one share of Class B Common Stock for each CW Unit such Pre-IPO Owner held following the redemption described in (c) above;

  (f)
  Cactus Inc. contributed the net proceeds from the exercise of the Option to Cactus LLC in return for 3,450,000 additional CW Units; and

  (g)
  Cactus LLC used the net proceeds from the Option to redeem 3,450,000 CW Units from the owners thereof, and Cactus Inc. canceled a corresponding number of shares of Class B Common Stock.

        Additionally, in connection with the IPO, Cactus Inc. granted 0.7 million restricted stock unit awards, which will vest over one to three years, to certain directors, officers and employees of Cactus. Stock-based compensation expense associated with these awards will be recognized over the vesting term.

        The owners of CW Units (along with their permitted transferees) are referred to as "CW Unit Holders." CW Unit Holders also own one share of our Class B Common Stock for each CW Unit such

CACTUS WELLHEAD, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(in thousands, except unit and per unit data, or as otherwise indicated)

13. Subsequent Events (Continued)

CW Unit Holders own. After giving effect to the IPO and the related transactions, Cactus Inc. owns an approximate 35.3% interest in Cactus LLC, and the CW Unit Holders own an approximate 64.7% interest in Cactus LLC. These ownership percentages are based on 26,450,000 shares of Class A Common Stock and 48,439,772 shares of Class B Common Stock issued and outstanding as of March 13, 2018.

        The shares of Class B common stock are not considered participating securities because they do not participate in the earnings of Cactus Inc. The noncontrolling interest owners own shares of Class B common stock. The noncontrolling interest owners have redemption rights which enable the noncontrolling interest owners to redeem CW Units (and corresponding shares of Class B common stock) for shares of Class A common stock on a one for one basis or, at Cactus Inc.'s or Cactus LLC's election, an equivalent amount of cash.

        Cactus Inc.'s sole material assets are CW Units in Cactus LLC. On February 12, 2018, in connection with the IPO, Cactus Inc. became the managing member of Cactus LLC and is responsible for all operational, management and administrative decisions relating to Cactus LLC's business.

        Cactus Inc. will be subject to federal income taxes related to its share of income in Cactus LLC. In connection with the IPO, Cactus Inc. entered into the Tax Receivable Agreement ("TRA") with certain direct and indirect owners of Cactus LLC (each such person, a "TRA Holder") pursuant to which Cactus Inc. will pay to the TRA Holders 85% of the amount of net cash savings, if any, in U.S. federal, state and local income tax or franchise tax that Cactus Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after the IPO as a result of (i) certain increases in tax basis that occur as a result of Cactus Inc.'s acquisition (or deemed acquisition for U.S. federal income tax purposes) of all or a portion of such TRA Holders' CW Units in connection with the IPO or pursuant to the exercise of the redemption right or the call right set forth in the TRA, (ii) certain increases in tax basis resulting from the repayment, in connection with the IPO, of borrowings outstanding under Cactus LLC's term loan facility, and (iii) imputed interest deemed to be paid by Cactus Inc. as a result of, and additional tax basis arising from, any payments Cactus Inc. makes under the TRA. Cactus Inc. will retain the benefit of the remaining 15% of these net cash savings.

        On January 21, 2018, the board of directors of Cactus LLC declared a cash distribution of $26.0 million, which was paid to the Pre-IPO Owners on January 25, 2018. Such distribution was funded by borrowing under the revolving credit facility. The purpose of the distribution was to provide funds to the Pre-IPO Owners to pay their federal and state tax liabilities associated with taxable income recognized by them as a result of their ownership interests in Cactus LLC prior to the completion of our IPO.

GLOSSARY

        The terms defined in this section are used throughout this prospectus.

        "5-axis machining center": An automated machining tool that can move tools in five directions in a single setup.

        "API": American Petroleum Institute.

        "Casing": Large-diameter, steel pipe lowered into an openhole and cemented in place. Casing is run to protect fresh water formations, isolate a zone of lost returns or isolate formations with significantly different pressure gradients.

        "Casing string": An assembled length of casing configured to suit a specific wellbore. The sections of pipe are connected and lowered into a wellbore, then cemented in place.

        "Cellar": A dug-out area, possibly lined with wood, cement or large diameter thin-wall pipe, located below the rig. The cellar serves as a cavity in which the wellhead assembly resides.

        "Frac stack": Another term for a "frac tree."

        "Frac tree": The set of high pressure valves, spools and fittings connected to the top of a well to direct and control the flow of fracturing fluids into and resulting flowback fluids from a wellbore. These valves are installed on the top of the wellhead on an oil or gas well that is to be hydraulically fractured. A frac tree is sometimes referred to as a "frac stack."

        "Frac valve": A large gate valve that works as an isolation valve operating under high pressure from the fracturing fluids flowing into and resulting flowback fluids from a wellbore. These valves are installed on the top of the wellhead on an oil or gas well that is to be hydraulically fractured.

        "Fracture stage": Hydraulic fracturing happens in small sections called stages. It starts at the bottom of the wellbore and moves toward the top. The fracture stage is the stage at which fracturing of a horizontal well takes place by pumping fluids down the wellbore under high pressure.

        "Gate valve": A type of valve that incorporates a sliding gate to block fluid flow. The design of the valve operating and sealing systems typically requires that gate valves should be operated either fully open or fully closed.

        "Grease unit": A pressurized machine used in field maintenance to grease frack stacks.

        "Horizontal well": A well that is non-vertical, turned horizontally at depth, providing access to oil and gas reserves at a wide range of angles.

        "Hydraulic fracturing": The process of creating fractures in a formation by pumping fluids, at high pressures, into the reservoir, which allows or enhances the flow of hydrocarbons.

        "Hydrocarbon": A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be simple, like methane, but many are highly complex molecules, and can occur as gases, liquids or solids. The molecules can have the shape of chains, branching chains, rings or other structures. The most common hydrocarbons are natural gas, oil and coal.

        "Manifold": An arrangement of piping or valves designed to control, distribute and often monitor fluid flow.

        "Openhole": The uncased portion of a well.

        "Pad drilling": The process of drilling multiple wellbores from a single well pad as opposed to a single well.

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        "Production tree": The set of valves, spools and fittings connected to the top of a well to direct and control the flow of formation fluids from the well. A production tree is sometimes referred to as a "Christmas tree."

        "Proppant": A solid material, typically sand, treated sand or man-made ceramic materials, designed to keep an induced hydraulic fracture open, during or following a fracturing treatment.

        "Rig": The machine used to drill a wellbore.

        "Seat pocket": An internal annular cavity in a valve body, typically on both the upstream and downstream sides of the valve body, which houses and provides sealing surfaces for a seat ring. If the seat pocket is dimensionally incorrect or damaged due to service, the valve can leak between the seat ring and the valve gate or the valve body and the mating side of the seat ring.

        "Seat ring": a cylindrical component that provides for sealing between the valve body and the valve gate and the valve body and the mating side of the seat ring.

        "Unconventional oil and gas": Oil and natural gas that is produced by means that do not meet the criteria for conventional production. Oil and gas resources whose porosity, permeability, fluid trapping mechanism, or other characteristics differ from conventional sandstone and carbonate reservoirs. Coalbed methane, gas hydrates, shale gas, fractured reservoirs, and tight gas sands are considered unconventional resources.

        "Wellbore": The hole drilled by a drilling rig to explore for or develop oil and/or natural gas. Also referred to as a well or borehole.

        "Well completion": The activities and methods of preparing a well for the production of oil and gas or for other purposes, such as injection; the method by which one or more flow paths for hydrocarbons are established between the reservoir and the surface.

        "Wellhead": The termination point of a wellbore at surface level or subsea, often incorporating various valves and control instruments.

        "Well pad": The area that has been cleared for drilling.

        "WTI": The Cushing West Texas Intermediate Spot Oil Price.

        "Zipper manifold": A type of manifold in which fracturing operations are carried out concurrently with multiple horizontal wells which are parallel and in close proximity to each other. With this type of manifold the frac stage placement sequence is alternated.

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